THE YORK WATER COMPANY *2008 Annual Report*



{ *Focus On* } EFFICIENCY *Accommodates* GROWTH
& Continues COMMUNITY *Commitment*

Table of Contents

President and CEO's Letter

Financials

Additional Information



Cover: York Water's Lake Williams provides a sparkling reminder of the value of a pure and abundant water supply.

This Page: In 2008, nearly 30,000 feet of water main were replaced. Some of these pipes were over 130 years old! The Company has some of the lowest operating costs, water loss, and main breaks in the industry because of our active main replacement and relining program.

{ *Focus On* } EFFICIENCY *Accommodates* GROWTH & *Continues* COMMUNITY *Commitment*



By focusing on OPERATIONAL & INFRASTRUCTURE EFFICIENCY during the past year, The York Water Company has been able to grow and meet the needs of an expanded customer base – and also continue our commitment to the greater COMMUNITY. The Planning and Preparedness that was discussed in last year's Annual Report provided a solid foundation for The York Water Company to readily meet the economic challenges of 2008 – and beyond.

The completion of the Sediment Recycling Facility, expanded use of hybrid vehicles, electric curtailment savings with our electricity provider, and RF meter reading are just a few of the SIGNIFICANT ENERGY SAVINGS AND EFFICIENCY MEASURES implemented during the year by The York Water Company.

Additionally, the Company's water main replacement program continued during 2008 at a rate well ahead of national averages. As a result, The York Water Company had considerably fewer Main Breaks and a much lower percent Water Loss than the National Average and conversely a considerably lower customer complaint rate than all other Pennsylvania Utilities.

CUSTOMER GROWTH increased in 2008 due to additional water system acquisitions including West Manheim Township – the largest in York Water History. FINANCIAL GROWTH included record operating revenues, operating income and net income levels – despite the general economic downturn, weak housing market, and higher than normal rainfalls.

This dual focus on EFFICIENCY & GROWTH has positioned The York Water Company to meet customer and shareholder expectations – and continue our 193 YEAR TRADITION OF COMMITMENT TO THE COMMUNITIES we serve. The York Water Company is well situated to handle any challenges that may occur over the next few years – and to provide "That good York water" for an ever expanding customer base and future generations.



Jeffrey R. Hines, P.E.
President and
Chief Executive Officer

DEAR SHAREHOLDERS,

I am pleased to report that despite a very challenging year of economic uncertainty, The York Water Company continued its 193 year tradition of record performance and service.

RECORD FINANCIAL PERFORMANCE

We again achieved record operating revenues, operating income and net income.

Operating revenues grew by 4.5% to $32.8 million in 2008. Operating income increased 4.1% to $14.7 million. Our net income increased by 0.3% to $6.4 million in 2008. Earnings per share remained at $0.57.

York Water's operating revenue growth was offset by a reduction in our customers' per capita consumption, which we attribute to 2008 being the 13th wettest year in the past 100 years of Company rainfall record keeping. We also attribute a slight reduction in consumption due to the economy.

CONTINUED GROWTH AND EXPANSION

The number of customers served grew by 4.5% during 2008 to 61,527. The percent of customer growth in 2008 remained strong in a weak housing market due partially to organic growth but mostly due to two acquisitions in 2008. The Company is now authorized to serve in 46 municipalities in Adams and York Counties. Population served grew 2.8% in 2008 to 175,800.

York Water continues to work with elements of the Federal Base Realignment and Closure (BRAC) Commission as Aberdeen Proving Grounds in Maryland expands and draws thousands of additional homeowners into the area.

LARGEST ACQUISITION IN COMPANY HISTORY

On December 5, 2008, we began serving customers as part of our West Manheim Township acquisition. This acquisition added approximately 1,800 customers, and is the largest in our history. In addition to the 1,800 customers we currently serve, West Manheim is a high growth area along the Maryland border that continues to see an influx of new homeowners from the Baltimore-Washington, D.C. corridor.

On November 24, 2008, the Company completed the acquisition of the Asbury Point Water Company, serving approximately 250 customers in East Manchester Township, York County.


Operating Revenues (millions)
$33
$29
$25
$21
$17
2004 2005 2006 2007 2008


Net Income (millions)
$6.7
$5.6
$4.5
$3.4
2004 2005 2006 2007 2008


Customers
62,000
58,000
54,000
50,000
2004 2005 2006 2007 2008


Customer Growth (%)
6
4
2
0
2004 2005 2006 2007 2008




Average Cost Per Customer
Avg. Annual Cost/Residential Cust.
$ 600
$ 500
$ 400
$ 300
$ 200
York Water
All Pennsylvania Water Utilities


Complaint Rate
Complaints/1000 Customers
0.30
0.25
0.20
0.15
0.10
0.05
0.00
York Water
All Pennsylvania Utilities


Customers/Employee
600
500
400
300
200
York Water
National Average

Photo: Completion of new, high capacity 42 million gallon per day plate settlers will insure that York Water can grow with the surrounding region.

DIVIDENDS AND SHAREHOLDER VALUE

In line with our objective to maintain regular dividend increases, we raised the quarterly dividend rate by 4.1% during the year. This is the twelfth consecutive year we have raised our dividend and the 193rd consecutive year of dividend payments.

Although our financial position remains strong, our shareholders experienced a decrease in shareholder value during 2008. The market price of our common stock decreased $3.40 per share to $12.10, or a 21.9% decrease. This decrease, together with a 2.9% dividend increase to $0.489 per share paid during the year brought the total decrease in shareholder value to 19.0%.

IMPLEMENTATION OF A DIRECT STOCK PURCHASE PLAN

In 2008 the Company initiated a Direct Stock Purchase Plan that allows for the purchase of up to $40,000 per year directly from the Company at market price without any fees. Dividends can then be reinvested automatically at a 5% discount, again with no fees. Interested investors should go to www.yorkwater.com and review the prospectus for additional information and to participate in the program.

CUSTOMER AND REGULATORY RELATIONS

On October 9, 2008 the Pennsylvania Public Utility Commission approved a $5.95 million per year increase in revenue. Although increasing rates to customers is always painful, it is necessary due to increasing expenses and the cost of capital required to replace critical infrastructure. York Water continues to maintain the lowest customer complaint rate in the state and York Water's rates remain among the lowest in the state.


AERO





Dedicated and Experienced Employees

A Company that continues to thrive and grow for 193 years can only be possible due to the dedication, loyalty, and hard work of its talented employees. We thank all of the York Water family for their commitment to make this Company among the most efficient water utilities in the nation.

Outlook

We continue our efforts to grow our business and serve our communities. We monitor our operating region for opportunities to acquire new franchise territories so that we may provide our rich history, experience, and know how to communities that realize the importance of a high quality, drought-resistant supply of water for domestic, commercial, industrial, and fire protection uses. We will continue to anticipate our communities' growth so that wherever and whenever "That good York water" is needed, it will be available in plentiful supply.

Retirements

In 2008, Irv Naylor *retired from the Board after 48 years of service. Irv will continue to serve the Company as a Director Emeritus. In addition to numerous other positions, Irv served as Chairman and Vice Chairman during his tenure with the Company. Although his leadership and counsel will be greatly missed, Irv left an enduring mark on the Company's culture and growth strategy that will serve us well into the foreseeable future.*

Also, in 2008, Jeff Osman *retired as President and CEO after 25 years of service with the Company. During his tenure as President and CEO, Jeff helped transform the Company into its preeminent position in the community and its leadership position in the national water industry. While Jeff will no longer be involved in day-to-day operations, we're fortunate that we will continue to benefit from his experience as he continues to serve on our Board of Directors.*

In 2008, Duane Close *retired as Vice President of Operations after 31 years of service with the Company. Duane's expertise was instrumental in insuring that York Water's customers continue to pay the lowest rate for water and have the lowest customer complaint rate in Pennsylvania. Duane's foresight also insured that an abundant and pure supply of "that good York water" will be available for the continued growth of the Company for many decades.*

Photos Above:

Commitment to Community (Left)

York Water is honored to support non-profit organizations in its service area. Martin Memorial Library is one of many superb organizations that define and shape a community.

Commitment to Growth (Center)

Completion of the 42 million gallon per day plate settlers will increase the region's water supply by 40%. This allows York Water to provide drinking water and fire protection to all of the communities we serve.

Commitment to Customers (Right)

An active water main replacement program reduces O & M expenses, reduces customer complaints, and increases the amount of water available for our customers.


Main Breaks
Per 1000 Customers
Per 100 Miles of Main
30
25
20
15
10
5
0
York Water
National Average


Main Replacement Rate
Percent Per Year
1.0
0.8
0.6
0.4
0.2
0.0
York Water
National Average


% Water Loss
25
20
15
10
5
0
York Water
PUC Standard

Highlights of Our 193rd Year

(In thousands of dollars, except per share amounts)

Summary of Operations

For the Year	2008	2007	2006	2005	2004
Water operating revenue	$ 32,838	$ 31,433	$ 28,658	$ 26,805	$ 22,504
Operating expenses	18,094	17,269	15,754	14,017	12,595
Operating income	14,744	14,164	12,904	12,788	9,909
Interest expense	4,112	3,916	3,727	3,423	2,132
Gain on sale of land	–	–	–	–	743
Other income (expenses), net	(573)	(142)	110	(149)	(168)
Income before income taxes	10,059	10,106	9,287	9,216	8,352
Income taxes	3,628	3,692	3,196	3,383	3,051
Net income	$ 6,431	$ 6,414	$ 6,091	$ 5,833	$ 5,301
Per Share of Common Stock					
Book value	$ 6.14	$ 5.97	$ 5.84	$ 4.85	$ 4.65
Basic earnings per share	.57	.57	.58	.56	.53
Dividends	.489	.475	.454	.424	.394
Weighted average number of shares outstanding during the year	11,298,215	11,225,822	10,475,173	10,359,374	9,937,836
Utility Plant					
Original cost, net of acquisition adj	$ 245,249	$ 222,354	$ 202,020	$ 181,756	$ 163,701
Construction expenditures*	24,438	18,154	20,678	15,562	25,689
Other					
Total assets	$ 240,442	$ 210,969	$ 196,064	$ 172,296	$ 156,066
Long-term debt including current maturities	86,353	70,505	62,335	51,874	51,913

**Expenditures have been changed from accrual basis to cash basis for all years presented.*

For Management's Discussion and Analysis of Financial Condition and Results of Operations, please refer to page 7.

Shareholder Information

Market for Common Stock and Dividends

The common stock of The York Water Company is traded on the NASDAQ Global Select Market (Symbol "YORW").

Quarterly price ranges and cash dividends per share for the last two years follow:

	2008			2007		
	High	**Low**	**Dividend***	**High**	**Low**	**Dividend***
1st Quarter	$16.28	$14.19	$0.121	$18.15	$16.12	$0.118
2nd Quarter	16.50	14.51	0.121	18.55	16.60	0.118
3rd Quarter	15.00	6.23	0.121	18.40	16.70	0.118
4th Quarter	13.31	10.25	0.126	17.30	15.45	0.121

*Cash dividends per share reflect dividends declared at each dividend date.

Prices listed in the above table are sales prices as listed on the NASDAQ Global Select Market.

Shareholders of record (excluding individual participants in securities positions listings) as of December 31, 2008 numbered approximately 1,485.

Dividend Policy

Dividends on the Company's common stock are declared by the Board of Directors and are normally paid in January, April, July and October. Dividends are paid based on shares outstanding as of the stated record date, which is ordinarily the last day of the calendar month immediately preceding the dividend payment.

The dividend paid on the Company's common stock on January 15, 2009 was the 552nd consecutive dividend paid by the Company. The Company has paid consecutive dividends for its entire history, since 1816. The policy of our Board of Directors is currently to pay cash dividends on a quarterly basis. The dividend rate has been increased annually for twelve consecutive years. The Company's Board of Directors declared dividend number 553 in the amount of $0.126 per share at its January 2009 meeting. The dividend is payable on April 15, 2009 to shareholders of record as of February 27, 2009. Future cash dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors. See Note 4 to the Company's financial statements included herein for restrictions on dividend payments.

Financial Reports and Investor Relations

Shareholders may request, without charge, copies of the Company's financial reports, including Annual Reports, and Forms 8-K, 10-K and 10-Q filed with the Securities and Exchange Commission (SEC). Such requests, as well as other investor relations inquiries, should be addressed to:

Kathleen M. Miller — Chief Financial Officer
The York Water Company
P.O. Box 15089, York, PA 17405-7089
(717) 845-3601
(800) 750-5561
kathym@yorkwater.com

YORW on the Internet

The Annual Report as well as reports filed with the SEC and other information about the Company can be found on the Company's website at: www.yorkwater.com

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

- expected profitability and results of operations;
- goals, priorities and plans for, and cost of, growth and expansion;
- strategic initiatives;
- availability of water supply;
- water usage by customers; and
- ability to pay dividends on common stock and the rate of those dividends.

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

- changes in weather, including drought conditions;
- levels of rate relief granted;
- the level of commercial and industrial business activity within the Company's service territory;
- construction of new housing within the Company's service territory and increases in population;
- changes in government policies or regulations;
- the ability to obtain permits for expansion projects;
- material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
- changes in economic and business conditions, including interest rates, which are less favorable than expected;
- the ability to obtain financing; and
- other matters set forth in Item 1A, "Risk Factors," of the Company's Annual Report on Form 10-K for the year ended December 31, 2008.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

OVERVIEW

The Company is the oldest investor-owned water utility in the United States and is duly organized under the laws of the Commonwealth of Pennsylvania. The Company has operated continuously since 1816. The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water. The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting. The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of untreated water per day. As of December 31, 2008, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons. The Company's service territory had an estimated population of 176,000 as of December 31, 2008. Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall. The Company has minimum customer charges in place which are intended to cover fixed costs of operations under all likely weather conditions; however, increased rainfall and a sluggish economy have combined to reduce per capita consumption by commercial, industrial and residential customers by approximately 4.1% as of December 31, 2008 compared to December 31, 2007.

The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers. In 2008, operating revenue was derived from the following sources and in the following percentages: residential, 63%; commercial and industrial, 29%; and other, 8%, which is primarily from the provision for fire service. Increases in revenues are generally dependent on the Company's ability to obtain rate increases from regulatory authorities in a timely manner and in adequate amounts and to increase volumes of water sold through increased consumption and increases in the number of customers served.

During the five-year period ended December 31, 2008, the Company has maintained an increasing growth in number of customers and distribution facilities as demonstrated by the following chart:

	2008	2007	2006	2005	2004
Average daily consumption (gallons per day)	18,298,000	19,058,000	18,769,000	18,657,000	18,116,000
Miles of mains at year-end	884	845	817	786	752
Additional distribution mains installed/acquired (ft.)	206,140	147,803	159,330	212,702	114,658
Number of customers at year-end	61,527	58,890	57,578	55,731	53,134
Population served at year-end	176,000	171,000	166,000	161,000	158,000

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

PERFORMANCE MEASURES

Company management uses financial measures including operating revenues, net income, earnings per share and return on equity to evaluate its financial performance. Additional statistical measures including number of customers, customer complaint rate, annual customer rates and the efficiency ratio are used to evaluate performance quality. These measures are calculated on a regular basis and compared with historical information, budget and the other publicly-traded water companies.

The efficiency ratio, which is calculated as net income divided by revenues, is used by management to evaluate its ability to keep expenses in line. Over the five previous years, our ratio averaged 21.7%. In 2008, the ratio fell to 19.6%. One of the reasons for the decline was reduced per capita water usage by our customers which caused revenues to decline, but not expenses. Another reason for the decline in our efficiency ratio was increased expenses, some of which had not yet been included in rates charged to customers. Our supplemental retirement expenses were substantially higher in 2008 due to some changes made to comply with new regulations. These expenses are not and can not be included in rates charged to customers. Effective October 9, 2008, the PPUC authorized an increase in rates which will allow some of the increased expenses such as labor and power to be recovered. Management continues to look for ways to decrease expenses and increase efficiency as well as to file for rate increases promptly when needed.

RESULTS OF OPERATIONS

2008 COMPARED WITH 2007

Net income for 2008 was $6,431, an increase of $17, or 0.3%, from net income of $6,414 for 2007. The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating and supplemental retirement expenses.

Water operating revenues for the year increased $1,405, or 4.5%, from $31,433 for 2007 to $32,838 for 2008. The primary reasons for the increase in revenues were a rate increase effective October 9, 2008, an increased distribution surcharge through the first three quarters and growth in the customer base. The average number of customers served in 2008 increased as compared to 2007 by 993 customers, from 58,490 to 59,483 customers due to growth in the Company's service territory. The total number of customers added during the year was approximately 2,600 with approximately 250 of those customers added in November due to the Asbury Pointe acquisition and approximately 1,800 customers added in December due to the West Manheim acquisition. Despite this increase in customers, the total per capita volume of water sold in 2008 decreased compared to 2007 by approximately 4.1%. Reduced consumption is attributed to a sluggish economy and increased rainfall. The Company expects revenues to continue to increase as a result of the new customers acquired at the end of 2008, and the full year's impact of the rate increase granted in October 2008. Drought warnings or restrictions as well as regulatory actions could impact results.

Operating expenses for the year increased $825, or 4.8%, from $17,269 for 2007 to $18,094 for 2008. Higher depreciation expense of approximately $395 due to increased plant investment, increased health insurance costs of approximately $136, higher banking fees of approximately $103 related to lockbox processing and credit enhancement, increased pension expense of approximately $96 and higher salaries of approximately $87 due to wage increases were the principal reasons for the increase. Higher power costs, legal fees, realty taxes, transportation costs, director fees and other expenses aggregating approximately $353 also added to the increase. The increase in expenses was partially offset by lower software support expenses of approximately $209, reduced chemical expenses of approximately $89 and lower shareholder costs of approximately $47. Depreciation expenses are expected to continue to rise due to the level of plant investment in 2008.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

RESULTS OF OPERATIONS (CONTINUED)

Pension expenses are expected to increase by approximately $300, and other operating expenses are expected to increase at a moderate rate as costs to serve additional customers and to extend our distribution system continue to rise.

Interest expense on long-term debt for 2008 increased $450, or 11.0%, from $4,095 for 2007 to $4,545 for 2008. The primary reasons for the increase were an increase in the amount of long-term debt outstanding and increased borrowings under the Company's committed line of credit to fund operations and construction. The increased long-term debt outstanding is due to new debt issued on October 15, 2008 in the aggregate principal amount of $15,000. Borrowings under our committed line of credit averaged $10,130 in 2008 and $3,105 in 2007.

Interest expense on short-term debt for 2008 was $165 higher than 2007 due to an increase in short-term borrowings partially offset by a reduction in rates. The average short-term debt outstanding was $5,997 for 2008 and $793 for 2007. The average interest rate on short-term debt was 3.61% for 2008 compared to 5.96% for 2007.

Allowance for funds used during construction increased $419, from $228 in 2007 to $647 in 2008, due to an increased volume of construction expenditures. Eligible 2008 construction expenditures included an investment in a large water treatment replacement and expansion project and a main extension to West Manheim Township. The 2009 allowance is expected to be lower than 2008 due to a planned lower volume of eligible construction.

Other expenses, net for 2008 increased by $431 as compared to 2007 due primarily to higher supplemental retirement expenses of approximately $479. The additional expense resulted from changes to the plans to make them compliant with Internal Revenue Code Section 409A offset by a reduction in the discount rate used in recording the present value of the benefits. The increase in expenses was also partially offset by higher interest income in 2008 of approximately $53 on water district notes receivable. Interest income on water district notes receivable in the first nine months of 2007 included a negative adjustment (expense) due to the recalculation of a note. Decreased charitable contributions of approximately $25 also reduced other expenses.

Federal and state income taxes for 2008 decreased by $64, or 1.7%, compared to 2007 primarily due to a decrease in taxable income. The Company's effective tax rate was 36.1% in 2008 and 36.5% in 2007.

2007 COMPARED WITH 2006

Net income for 2007 was $6,414, an increase of $323, or 5.3%, from net income of $6,091 for 2006. On a per share basis, earnings were down by $0.01 for the year reflecting the increase in net income offset by a 7.2% increase in the average number of common shares outstanding. The increase in the number of shares outstanding was primarily a result of the 739,750 additional shares issued by the Company in a public offering in December 2006. The primary contributing factors to the increase in net income were higher water operating revenues partially offset by increased operating expenses.

Water operating revenues for the year increased $2,775, or 9.7%, from $28,658 for 2006 to $31,433 for 2007. The primary reason for the increase in revenues was a 9.2% rate increase effective September 15, 2006. The average number of customers served in 2007 increased as compared to 2006 by 1,793 customers, from 56,697 to 58,490 customers, due to growth in the Company's service territory and the Abbottstown Borough water system acquisition on January 5, 2007. Despite this increase in customers, the total per capita volume of water sold in 2007 decreased compared to 2006 by approximately 1.2% due to reduced consumption in our service territory. The Company's service territory was on drought watch, which calls for a voluntary reduction in water use of 5%, during the months of August and October through December 2007. This had a small negative impact on revenues.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

Operating expenses for the year increased $1,515, or 9.6%, from $15,754 for 2006 to $17,269 for 2007. Higher depreciation expense of approximately $705 due to increased plant investment, higher salaries of approximately $647 due to increased rates and additional employees and increased pension expense of approximately $248 were the principal reasons for the increase. Higher electric costs, increased maintenance at the filter plant and higher chemical expense aggregating approximately $260 also added to the increase. The increase was partially offset by lower internal control compliance costs, reduced realty and capital stock taxes and increased capitalized overhead aggregating approximately $468.

Interest expense on long-term debt increased $545, or 15.4%, from $3,550 for 2006 to $4,095 for 2007, due primarily to an increase in the average amount of long-term debt outstanding. The Company issued tax-exempt debt through the York County Industrial Development Authority, or YCIDA, in the amount of $10,500 in October 2006. The proceeds of the bond issuance were used to pay down a portion of the Company's short-term borrowings. Increased borrowings under the Company's committed line of credit to fund operations and construction added to the increase.

Interest expense on short-term debt for 2007 was $566 lower than 2006 due to a decrease in short-term borrowings used to fund operations and construction expenditures. The average short-term debt outstanding in 2007 and 2006 was $793 and $10,453, respectively.

Allowance for funds used during construction decreased $210, from $438 for 2006 to $228 for 2007, due to a decrease in construction expenditures that were eligible for interest. Construction in 2006 included expenditures for large projects such as the main extension to Abbottstown and the enterprise software system.

Other expenses, net increased by $252 in 2007 as compared to 2006 primarily due to reduced interest income on water district notes receivable because of a reduction in the note balance. Increased charitable contributions, many eligible for tax credits, added to the increase.

Federal and state income taxes increased by $496, or 15.5%, primarily due to higher taxable income. The Company's effective tax rate was 36.5% in 2007 and 34.4% in 2006.

Rate Developments

From time to time the Company files applications for rate increases with the PPUC and is granted rate relief as a result of such requests. The most recent rate request was filed by the Company on May 16, 2008, and sought an increase of $7,086, which would have represented a 19.6% increase in rates. Effective October 9, 2008, the PPUC authorized an increase in rates designed to produce approximately $5,950 in additional annual revenues. The Company does not expect to file a base rate increase request in 2009.

Acquisitions

On January 5, 2007, the Company closed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania. The purchase price of approximately $900 was less than the depreciated original cost of these assets. The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets. The purchase was funded through internally-generated funds and short-term borrowings. The Company began serving the customers of Abbottstown Borough in January 2007.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

ACQUISITIONS (CONTINUED)

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania. This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075. The Company began serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system. Closing on this acquisition took place in January 2009.

On November 24, 2008 the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania. The Company acquired and is using Asbury Pointe's distribution system through an interconnection with its current distribution system. This acquisition resulted in the addition of approximately 250 customers at a purchase price of approximately $242, which is less than the depreciated original cost of the assets. The Company recorded a negative acquisition adjustment of approximately $207 and will amortize it over the remaining life of the underlying assets.

LIQUIDITY AND CAPITAL RESOURCES

During 2008, the Company invested $24,438 in construction expenditures for routine items as well as a new emergency diesel generator for the main pumping station, additional booster stations, various replacements of aging infrastructure, distribution center renovations, a standpipe and main extension for expansion into West Manheim Township and a water treatment replacement and expansion project. In addition to construction projects, we invested approximately $259 for the acquisition of the Asbury Pointe water system. The Company was able to fund operating activities and construction expenditures using internally-generated funds, borrowings against the Company's lines of credit, proceeds from a long-term debt issue, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and employee stock purchase plan, or ESPP, customer advances and the distribution surcharge (DSIC) allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers' bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

The Company anticipates construction and acquisition expenditures for 2009 and 2010 of approximately $19,594 and $24,345, respectively. In addition to routine transmission and distribution projects, a portion of the anticipated 2009 and 2010 expenditures will be for additional standpipes, further upgrades to water treatment facilities, reinforcement of one of our dams, the West Manheim acquisition and various replacements of aging infrastructure. We intend to use internally-generated funds for at least half of our anticipated 2009 and 2010 construction and fund the remainder through line of credit borrowings, customer advances and contributions, proceeds from stock issuances through internal plans or public offerings, the DSIC and possible long-term debt offerings. The condition of the stock market and the availability of credit will play a major role in how funds will be raised in 2009.

Internally-generated Funds

The amount of internally-generated funds available for operations and construction depends on our ability to obtain timely and adequate rate relief, our customers' water usage, weather conditions, customer growth and controlled expenses. In 2008, we generated $11,527 internally as compared to $10,040 in 2007 and $7,116 in 2006. A successful rate increase request, the addition of approximately 2,600 customers and increased depreciation and deferred income taxes which are non-cash expenses helped to increase cash flow from operating activities during 2008. In addition to internally-generated funds, we used our bank lines of credit to help fund operations and construction.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

Credit Lines

As of December 31, 2008, the Company maintained unsecured lines of credit aggregating $24,500 with two banks. In January 2009, we increased our unsecured lines of credit to $28,000 with the same two banks. One line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2010) which carries an interest rate of LIBOR plus 0.70%. The Company had $9,098 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2008. The second line of credit, in the amount of $11,000, is a committed line of credit which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%. This line of credit also has a compensating balance requirement of $500. The Company had $6,000 in outstanding borrowings under this line of credit as of December 31, 2008. The weighted average interest rate on line of credit borrowings as of December 31, 2008 was 2.32% compared to 5.62% as of December 31, 2007.

Long-term Debt

On May 7, 2008, the Pennsylvania Economic Development Financing Authority (PEDFA) issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series A of 2008 (York Water Company Project) (the "Series A Bonds") for our benefit pursuant to the terms of a trust indenture, dated as of May 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series A Bonds to us pursuant to a loan agreement, dated as of May 1, 2008, between us and the PEDFA. The loan agreement provides for a $12,000 loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan were used to redeem the PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 (the "2004 Series B Bonds").

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. The variable interest rate under the loan agreement averaged 2.22% in 2008. As of December 31, 2008, the interest rate was 1.28%.

The holders of the $12,000 variable rate PEDFA Series A Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association ("the bank") dated as of May 1, 2008. This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds. The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed. The Company's responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed. The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit. The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

Long-term Debt (continued)

In connection with the issuance of the PEDFA 2004 Series B Bonds, the Company entered into an interest rate swap agreement with a counterparty, in the notional principal amount of $12,000. Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments and the value of the derivative are based. Notional amounts do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Company's balance sheet. See Note 10 for additional information regarding the fair value of the swap.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount. The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates. We elected to retain the swap agreement for the PEDFA Series A Bonds of 2008. The swap agreement expires on October 1, 2029.

As discussed in Note 1 to the accompanying financial statements, the Company had recorded the interest rate swap as a cash flow hedge in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As of October 1, 2008, Company management determined that it was probable that the unrealized gain or loss value of the swap would be recovered in rates as the gains or losses are realized in interest expense. As a result, the Company began to use regulatory accounting rather than hedge accounting.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

On October 15, 2008, the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the "2008 Series B Bonds") for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA. The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038. Amounts outstanding under the loan agreement are the Company's direct general obligations. The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company's short-term borrowings and committed line of credit borrowings incurred for capital improvements, replacements and equipment for the Company's water system. The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013. In addition, other special redemption requirements may apply as defined in the loan agreement.

Our loan agreements contain various covenants and restrictions. We believe we are currently in compliance with all of these restrictions. See Note 4 to the Company's financial statements included herein for additional information regarding these restrictions.

The 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, have a mandatory tender date of May 15, 2009. The Company currently plans to meet its $2,700 obligation using funds available under its lines of credit or a potential equity transaction.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

Common Stock
In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options. These options are subject to certain restrictions and are available to both current shareholders and the general public. Purchases are made weekly at 100% of the stock's fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008. As of December 31, 2008, $295 in equity proceeds had been realized.

Common stockholders' equity as a percent of the total capitalization, defined as total common stockholders' equity plus long-term debt (including current maturities), was 44.7% as of December 31, 2008, compared with 48.8% as of December 31, 2007. It is the Company's intent to maintain a ratio near fifty percent. Economic conditions in 2008 caused us to modify our plans. We had anticipated a stock offering at the end of 2008, but decided not to proceed at that time due to a reduced stock price, the potential inability to raise the needed funds and the prospect of further dilution to our stock value. As a result of these circumstances, we increased our line of credit borrowing capacity and are closely monitoring our capital and operating expenditures. We will re-evaluate the possibility of an equity offering in 2009.

Credit Rating
In September of 2008, Standard and Poor's affirmed our credit rating at A-, with a stable outlook. Our ability to maintain this rating depends, among other things, on adequate and timely rate relief, which we have been successful in obtaining, and our ability to fund capital expenditures in a balanced manner using both debt and equity. In 2009, our objectives will be to maximize our funds provided by operations and increase the equity component of total capitalization.

DIVIDENDS

During 2008, the Company's dividend payout ratios relative to net income and cash provided by operating activities were 85.9% and 47.4%, respectively. During the fourth quarter of 2008, the Board of Directors increased the dividend by 4.1% from 12.1 cents per share to 12.6 cents per share per quarter. This was the twelfth consecutive annual dividend increase and the 193rd consecutive year of paying dividends.

The Company's Board of Directors declared a dividend in the amount of $0.126 per share at its January 2009 meeting. The dividend is payable on April 15, 2009 to shareholders of record as of February 27, 2009. While the Company expects to maintain this dividend amount in 2009, future dividends will be dependent upon the Company's earnings, financial condition, capital demands and other factors and will be determined by the Company's Board of Directors. See Note 4 to the Company's financial statements included herein for restrictions on dividend payments.

INFLATION

The Company is affected by inflation, most notably by the continually increasing costs incurred to maintain and expand its service capacity. The cumulative effect of inflation results in significantly higher facility replacement costs which must be recovered from future cash flows. The ability of the Company to recover this increased investment in facilities is dependent upon future rate increases, which are subject to approval by the PPUC. The Company can provide no assurances that its rate increases will be approved by the PPUC; and, if approved, the Company cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which the rate increase was sought.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

CONTRACTUAL OBLIGATIONS

The following summarizes the Company's contractual obligations by period as of December 31, 2008:

		Payments Due by Period					
	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt obligations (a)	$ 86,353	$ 2,741	$ 25,439	$ 41	$ 42	$ 42	$ 58,048
Interest on long-term debt (b)	70,996	4,319	4,188	4,121	4,120	4,120	50,128
Short-term borrowings (c)	6,000	6,000					
Purchase obligations (d)	5,632	5,632					
Defined benefit obligations (e)	1,218	1,218	–	–	–	–	–
Deferred employee benefits (f)	4,485	258	228	223	217	189	3,370
Other deferred credits (g)	3,784	313	224	198	260	184	2,605
Total	$ 178,468	$ 20,481	$ 30,079	$ 4,583	$ 4,639	$ 4,535	$ 114,151

(a) Represents debt maturities including current maturities. Included in the table is a payment of $12,000 in 2010 on the variable rate bonds which would only be due if the bonds were unable to be remarketed. There is currently no indication of this happening.

(b) Excludes interest on the $12,000 variable rate debt as these payments cannot be reasonably estimated. Also excludes interest on the committed line of credit due to the variability of both the outstanding amount and the interest rate.

(c) Represents obligations under the Company's short-term line of credit.

(d) Represents an approximation of open purchase orders at period end and obligations under contracts relating to the West Manheim Township water asset acquisition and the construction of a new standpipe.

(e) Represents contributions expected to be made to qualified defined benefit plans. The amount of required contributions in 2010 and thereafter is not currently determinable.

(f) Represents the obligations under the Company's Supplemental Retirement and Deferred Compensation Plans for executives.

(g) Represents the estimated settlement payments to be made under the Company's interest rate swap contract.

In addition to these obligations, the Company makes refunds on Customers' Advances for Construction over a specific period of time based on operating revenues related to developer-installed water mains or as new customers are connected to and take service from such mains. The refund amounts are not included in the above table because the timing cannot be accurately estimated. Portions of these refund amounts are payable annually through 2019 and amounts not paid by the contract expiration dates become non-refundable and are transferred to Contributions in Aid of Construction.

See Note 9 to the Company's financial statements included herein for a discussion of our commitments.

CRITICAL ACCOUNTING ESTIMATES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements. Our accounting policies require us to make subjective judgments because of the need to make estimates of matters that are inherently uncertain. Our most critical accounting estimates include: regulatory assets and liabilities, revenue recognition and accounting for our pension plans.

Regulatory Assets and Liabilities

SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," defines generally accepted accounting principles for companies whose rates are established by or are subject to approval by an independent third-party regulator. In accordance with SFAS No. 71, the Company defers costs and credits on its balance sheet as regulatory assets and liabilities when it is probable that these costs and credits will be recognized in the rate-making process in a period different from when

Management's Discussion & Analysis of Financial Condition & Results of Operations

(In thousands of dollars, except per share amounts)

the costs and credits were incurred. These deferred amounts are then recognized in the statement of income in the period in which they are reflected in customer rates. If the Company later finds that these assets and liabilities cannot be included in rate-making, they are adjusted appropriately. See Note 1 for additional details regarding regulatory assets and liabilities.

Revenue Recognition

Revenues include amounts billed to metered customers on a cycle basis and unbilled amounts based on both actual and estimated usage from the latest meter reading to the end of the accounting period. Estimates are based on average daily usage for those particular customers. The unbilled revenue amount is recorded as a current asset on the balance sheet. Actual results could differ from these estimates and would result in operating revenues being adjusted in the period in which the actual usage is known. Based on historical experience, the Company believes its estimate of unbilled revenues is reasonable.

Pension Accounting

Accounting for defined benefit pension plans requires estimates of future compensation increases, mortality, the discount rate, and expected return on plan assets as well as other variables. These variables are reviewed annually with the Company's pension actuary. The Company selected its December 31, 2008 and 2007 discount rates based on the Citigroup Pension Liability Index. This index uses the Citigroup spot rates for durations out to 30 years and matches them to expected disbursements from the plan over the long term. The Company believes this index most appropriately matches its pension obligations. The present values of the Company's future pension obligations were determined using a discount rate of 6.0% at December 31, 2008 and 6.5% at December 31, 2007.

Choosing a lower discount rate normally increases the amount of pension expense and the corresponding liability. In the case of the Company, a 25 basis point reduction in the discount rate would increase its liability by $47, but would not have an impact on its pension expense. The PPUC, in a previous rate settlement, agreed to grant recovery of the Company's contribution to the pension plans in customer rates. As a result, under SFAS No. 71, expense in excess of the Company's pension plan contribution is deferred as a regulatory asset and will be expensed as contributions are made to the plans and the contributions are recovered in customer rates. Therefore, changes in the discount rate affect regulatory assets rather than pension expense.

The Company's estimate of the expected return on plan assets was primarily based on the historic returns and projected future returns of the asset classes represented in its plans. The target allocation of pension assets is 50% to 70% equity securities, 30% to 50% debt securities, and 0% to 10% reserves. The Company used 7% as its estimate of expected return on assets in both 2008 and 2007. If the Company were to reduce the expected return by 25 basis points to 6.75%, its liability would increase by $43, but its expense would again remain unchanged because the expense is equal to the Company's contribution to the plans. The additional expense would instead be recorded as an increase to regulatory assets.

Other critical accounting estimates are discussed in the Significant Accounting Policies Note to the Financial Statements.

Off-Balance Sheet Transactions

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for speculative trading purposes, has no lease obligations, no guarantees and does not have material transactions involving related parties.

Impact of Recent Accounting Pronouncements

See Note 1 to the financial statements, "Significant Accounting Policies" for the effect of new accounting pronouncements.

Management's Report on Internal Control Over Financial Reporting

Management of The York Water Company (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework* (COSO). As a result of this assessment and based on the criteria in the COSO framework, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

The Company's independent auditors, Beard Miller Company LLP, have audited the Company's internal control over financial reporting. Their opinions on the Company's internal control over financial reporting and on the Company's financial statements appear on the following pages of this annual report.

Jeffrey R. Hines
President, Chief Executive Officer

Kathleen M. Miller
Chief Financial Officer

March 11, 2009

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE YORK WATER COMPANY

We have audited The York Water Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The York Water Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The York Water Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, common stockholders' equity and comprehensive income, and cash flows of The York Water Company, and our report dated March 11, 2009 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 11, 2009

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE YORK WATER COMPANY

We have audited the accompanying balance sheets of The York Water Company as of December 31, 2008 and 2007, and the related statements of income, common stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. The York Water Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The York Water Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The York Water Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 expressed an unqualified opinion.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 11, 2009

Balance Sheets

(In thousands of dollars, except per share amounts)

ASSETS		As of December 31 2008		2007
Utility Plant, at original cost	$	246,613	$	223,538
Plant acquisition adjustments		(1,364)		(1,184)
Accumulated depreciation		(34,429)		(31,308)
Net utility plant		210,820		191,046
Other Physical Property:				
Less accumulated depreciation of $162 in 2008 and $150 in 2007		562		574
Current Assets:				
Receivables, less reserves of $195 in 2008 and $193 in 2007		3,243		2,954
Unbilled revenues		2,687		2,216
Recoverable income taxes		131		252
Materials and supplies inventories, at cost		741		802
Prepaid expenses		412		456
Deferred income taxes		133		132
Total current assets		7,347		6,812
Other Long-Term Assets:				
Deferred debt expense		2,013		1,170
Notes receivable		536		610
Deferred regulatory assets		15,972		7,709
Other		3,192		3,048
Total long-term assets		21,713		12,537
Total Assets	$	240,442	$	210,969

STOCKHOLDERS' EQUITY AND LIABILITIES

Common Stockholders' Equity:				
Common stock, no par value, authorized 46,500,000 shares, issued and outstanding 11,367,248 shares in 2008 and 11,264,923 shares in 2007	$	57,875	$	56,566
Retained earnings		11,891		10,986
Accumulated other comprehensive loss		-		(280)
Total common stockholders' equity		69,766		67,272
Preferred stock, authorized 500,000 shares, no shares issued		-		-
Long-term debt, excluding current portion		83,612		58,465
Commitments (Note 9)		-		-
Current Liabilities:				
Short-term borrowings		6,000		3,000
Current portion of long-term debt		2,741		12,040
Accounts payable		2,011		3,164
Dividends payable		1,192		1,126
Accrued taxes		75		24
Accrued interest		1,080		910
Other accrued expenses		1,097		1,096
Total current liabilities		14,196		21,360
Deferred Credits:				
Customers' advances for construction		18,258		21,821
Deferred income taxes		19,549		16,964
Deferred employee benefits		9,758		4,042
Other deferred credits		2,789		1,309
Total deferred credits		50,354		44,136
Contributions in aid of construction		22,514		19,736
Total Stockholders' Equity and Liabilities	$	240,442	$	210,969

The accompanying notes are an integral part of these statements.

Statements of Income

(In thousands of dollars, except per share amounts)

	Year Ended December 31 2008	2007	2006
Water Operating Revenues:			
Residential	$ 20,572	$ 19,722	$ 17,972
Commercial and industrial	9,671	9,290	8,497
Other	2,595	2,421	2,189
	32,838	31,433	28,658
Operating Expenses:			
Operation and maintenance	6,749	6,593	5,976
Administrative and general	6,685	6,506	6,174
Depreciation and amortization	3,622	3,227	2,522
Taxes other than income taxes	1,038	943	1,082
	18,094	17,269	15,754
Operating income	14,744	14,164	12,904
Other Income (Expenses):			
Interest on long-term debt	(4,545)	(4,095)	(3,550)
Interest on short-term debt	(214)	(49)	(615)
Allowance for funds used during construction	647	228	438
Other income (expenses), net	(573)	(142)	110
	(4,685)	(4,058)	(3,617)
Income before income taxes	10,059	10,106	9,287
Federal and state income taxes	3,628	3,692	3,196
Net Income	$ 6,431	$ 6,414	$ 6,091
Basic Earnings Per Share	$ 0.57	$ 0.57	$ 0.58
Cash Dividends Declared Per Share	$ 0.489	$ 0.475	$ 0.454

The accompanying notes are an integral part of these statements.

Statements of Common Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share amounts)

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2005	$ 42,015	$ 8,633	$ (233)	$ 50,415
Net income	–	6,091	–	6,091
Other comprehensive income (loss):				
Unrealized gain on interest rate swap, net of $82 income tax	–	–	120	120
Reclassification adjustment for amounts recognized in income, net of $8 income tax	–	–	12	12
Comprehensive income				6,223
Dividends ($.454 per share)	–	(4,820)	–	(4,820)
Issuance of 739,750 shares of common stock	12,482	–	–	12,482
Issuance of common stock under dividend reinvestment and employee stock purchase plans	1,061	–	–	1,061
Balance, December 31, 2006	55,558	9,904	(101)	65,361
Net income	–	6,414	–	6,414
Other comprehensive income (loss):				
Unrealized loss on interest rate swap, net of $125 income tax	–	–	(183)	(183)
Reclassification adjustment for amounts recognized in income, net of $3 income tax	–	–	4	4
Comprehensive income				6,235
Dividends ($.475 per share)	–	(5,332)	–	(5,332)
Issuance of common stock under dividend reinvestment and employee stock purchase plans	1,008	–	–	1,008
Balance, December 31, 2007	56,566	10,986	(280)	67,272
Net income	–	6,431	–	6,431
Other comprehensive income (loss):				
Reclassification adjustment for unrealized loss on interest rate swap to regulatory asset net of $191 income tax	–	–	280	280
Comprehensive income				6,711
Dividends ($.489 per share)	–	(5,526)	–	(5,526)
Issuance of common stock under dividend reinvestment, direct stock and employee stock purchase plans	1,309	–	–	1,309
Balance, December 31, 2008	$ 57,875	$ 11,891	$ –	$ 69,766

The accompanying notes are an integral part of these statements.

Statements of Cash Flows

(In thousands of dollars, except per share amounts)

	Year Ended December 31 2008	2007	2006
Cash Flows from Operating Activities:			
Net income	$ 6,431	$ 6,414	$ 6,091
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,622	3,227	2,522
Increase in deferred income taxes	1,911	1,143	1,496
Other	(166)	(71)	(115)
Changes in assets and liabilities:			
Increase in accounts receivable, unbilled revenues and recoverable income taxes	(816)	(216)	(1,729)
(Increase) decrease in materials and supplies and prepaid expenses	105	(38)	(29)
Increase (decrease) in accounts payable, accrued expenses, regulatory and other liabilities, and deferred employee benefits and credits	870	103	(1,161)
Increase (decrease) in accrued interest and taxes	221	(52)	111
Increase in regulatory and other assets	(651)	(470)	(70)
Net cash provided by operating activities	11,527	10,040	7,116
Cash Flows from Investing Activities:			
Utility plant additions, including debt portion of allowance for funds used during construction of $427 in 2008, $127 in 2007 and $245 in 2006	(24,438)	(18,154)	(20,678)
Acquisitions of water systems	(259)	(896)	–
Decrease in notes receivable	74	858	255
Net cash used in investing activities	(24,623)	(18,192)	(20,423)
Cash Flows from Financing Activities:			
Customers' advances for construction and contributions in aid of construction	804	2,447	4,065
Repayments of customer advances	(1,489)	(1,469)	(1,465)
Proceeds of long-term debt issues	52,308	8,210	10,500
Debt issuance costs	(950)	–	(580)
Repayments of long-term debt	(36,460)	(40)	(39)
Borrowings (repayments) under short-term line of credit agreements	3,000	3,000	(7,292)
Changes in cash overdraft position	34	277	(753)
Issuance of common stock	1,309	1,008	13,543
Dividends paid	(5,460)	(5,281)	(4,672)
Net cash provided by financing activities	13,096	8,152	13,307
Net change in cash and cash equivalents	–	–	–
Cash and cash equivalents at beginning of year	–	–	–
Cash and cash equivalents at end of year	$ –	$ –	$ –
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest, net of amounts capitalized	$ 4,200	$ 3,970	$ 3,815
Income taxes	1,611	2,324	2,174

Supplemental schedule of non-cash investing and financing activities:
Accounts payable includes $950 in 2008, $2,311 in 2007 and $900 in 2006 for the construction of utility plant.
Accounts payable and other deferred credits includes $93 in 2008, $173 in 2007 and $239 in 2006 for the acquisition of water systems.
The change in notes receivable includes $473 in 2007 offset by like amounts of customer advances.
Contributions in aid of construction includes $51 in 2008 of contributed land.

The accompanying notes are an integral part of these statements.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

The business of The York Water Company is to impound, purify and distribute water. The Company operates within its franchised territory located in York and Adams Counties, Pennsylvania, and is subject to regulation by the PPUC.

The following summarizes the significant accounting policies employed by The York Water Company.

Utility Plant and Depreciation

The cost of additions includes contracted cost, direct labor and fringe benefits, materials, overhead and, for certain utility plant, allowance for funds used during construction. Water systems acquired are recorded at estimated original cost of utility plant when first devoted to utility service and the applicable depreciation is recorded to accumulated depreciation. The difference between the estimated original cost less applicable accumulated depreciation, and the purchase price is recorded as an acquisition adjustment within utility plant. At December 31, 2008 and 2007, utility plant includes a credit acquisition adjustment of $1,364 and $1,184, respectively. The acquisition of Asbury Pointe water assets yielded a negative acquisition adjustment of $207. The net acquisition adjustment is being amortized over the remaining life of the respective assets. Amortization amounted to $27 in 2008, $28 in 2007 and $31 in 2006.

Upon normal retirement of depreciable property, the estimated or actual cost of the asset is credited to the utility plant account, and such amounts, together with the cost of removal less salvage value, are charged to the reserve for depreciation. To the extent the Company recovers cost of removal or other retirement costs through rates after the retirement costs are incurred, a regulatory asset is reported. Gains or losses from abnormal retirements are reflected in income currently.

The Company charges to maintenance expense the cost of repairs and replacements and renewals of minor items of property. Maintenance of transportation equipment is charged to clearing accounts and apportioned therefrom in a manner similar to depreciation. The cost of replacements, renewals and betterments of units of property is capitalized to the utility plant accounts.

The straight-line remaining life method is used to compute depreciation on utility plant cost, exclusive of land and land rights. Annual provisions for depreciation of transportation and mechanical equipment included in utility plant are computed on a straight-line basis over the estimated service lives. Such provisions are charged to clearing accounts and apportioned therefrom to operating expenses and other accounts in accordance with the Uniform System of Accounts as prescribed by the PPUC. The following remaining lives are used for financial reporting purposes:

Utility Plant Asset Category	December 31, 2008	December 31, 2007	Approximate range of remaining lives
Mains and accessories	$ 128,142	$ 111,500	13-84 yrs
Services, meters and hydrants	49,544	46,556	22-54 yrs
Operations structures, reservoirs and water tanks	45,076	35,966	9-64 yrs
Pumping and purification equipment	8,436	7,951	6-25 yrs
Office, transportation and operating equipment	9,151	8,676	3-24 yrs
Land and other non-depreciable assets	2,821	2,771	-
Utility plant in service	243,170	213,420	
Construction work in progress	3,443	10,118	-
Total Utility Plant	$ 246,613	$ 223,538	

The effective rate of depreciation was 1.94% in 2008, 1.98% in 2007, and 1.72% in 2006 on average utility plant, net of customers' advances and contributions. Larger depreciation provisions are deducted for tax purposes.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Accounts receivable are stated at outstanding balances, less a reserve for doubtful accounts. The reserve for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the reserve and subsequent recoveries, if any, are credited to the reserve. The reserve for doubtful accounts is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the reserve is based on past experience, agings of the receivables, adverse situations that may affect a customer's ability to pay, current economic conditions, and other relevant factors. This evaluation is inherently subjective. Unpaid balances remaining after the stated payment terms are considered past due.

Revenues

Revenues include amounts billed to customers on a cycle basis and unbilled amounts based on actual and estimated usage from the latest meter reading to the end of the accounting period.

Deferred Debt Expense

Deferred debt expense is amortized on a straight-line basis over the term of the related debt.

Notes Receivable

Notes receivable are recorded at cost and represent amounts due from various municipalities for construction of water mains into their particular municipality. Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a note to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the note agreement. When a note is considered to be impaired, the carrying value of the note is written down. The amount of the impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate.

Regulatory Assets and Liabilities

The Company is subject to the provisions of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." SFAS No. 71 provides for the recognition of regulatory assets and liabilities as allowed by regulators for costs or credits that are reflected in current customer rates or are considered probable of being included in future rates. The regulatory assets or liabilities are then relieved as the cost or credit is reflected in rates. Regulatory assets represent costs that are expected to be fully recovered from customers in future rates while regulatory liabilities represent amounts that are expected to be refunded to customers in future rates. These deferred costs have been excluded from the Company's rate base and, therefore, no return is being earned on the unamortized balances.

Regulatory assets and liabilities are comprised of the following:

	December 31, 2008	December 31, 2007	Remaining Recovery Periods
Assets			
Income taxes	$ 3,291	$ 2,809	Various
Postretirement benefits	9,764	4,323	10-20 years
Unrealized swap losses	2,037	–	1-21 years
Utility plant retirement costs	590	510	5 years
Rate case filing expenses	290	67	1-4 years
	$ 15,972	$ 7,709	
Liabilities			
Income taxes	$ 861	$ 860	1-50 years

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

Certain items giving rise to deferred state income taxes, as well as a portion of deferred Federal income taxes related primarily to differences between book and tax depreciation expense, are recognized for ratemaking purposes on a cash or flow-through basis and will be recovered in rates as they reverse.

Postretirement benefits include (a) deferred pension expense in excess of contributions made to the plans, and (b) the underfunded status of the pension plans. The underfunded status represents the excess of the projected benefit obligation over the fair market value of the assets. Both are expected to be recovered in future years as additional contributions are made. The recovery period is dependent on contributions made to the plans and the discount rate used to value the obligations. The period is estimated at between 10 and 20 years.

The regulatory asset for utility plant retirement costs, including cost of removal, represents costs already incurred which are expected to be recovered over a five-year period in rates, through depreciation expense. Rate case filing expenses are deferred and amortized over a period of 1-4 years.

Beginning October 1, 2008, the Company began using regulatory accounting treatment to defer the mark-to-market unrealized gains and losses on its interest rate swap to reflect that the gain or loss is included in the ratemaking formula when the transaction actually settles. The value of the swap as of the Balance Sheet date is recorded as part of other deferred credits. Realized gains or losses on the swap are recorded as interest expense in the statement of income. The deferred unrealized loss on the value of the interest rate swap of $2,037 as of December 31, 2008 is included as a Regulatory Asset for the first time in the Balance Sheet included herein.

Regulatory liabilities relate mainly to deferred investment tax credits, and additionally to deferred taxes related to postretirement death benefits and bad debts. These liabilities will be given back to customers in rates as tax deductions occur over the next 1-50 years. Regulatory liabilities are part of other accrued expenses and other deferred credits on the balance sheets.

Materials and Supplies Inventories

Materials and supplies inventories are stated at cost. Costs are determined using the average cost method.

Other Assets

Other assets consist mainly of the cash value of life insurance policies held as an investment by the Company for reimbursement of costs and benefits associated with its supplemental retirement and deferred compensation programs.

Customers' Advances for Construction

Customer advances are cash payments from developers, municipalities, customers or builders for construction of utility plant, and are refundable upon completion of construction, as operating revenues are earned. If the Company loaned funds for construction to the customer, the refund amount is credited to the note receivable rather than paid out in cash. After all refunds to which the customer is entitled are made, any remaining balance is transferred to contributions in aid of construction. From 1986 - 1996 when customer advances were taxable income to the Company, additional funds were collected from customers to cover the taxes. Those funds were recorded as a liability within Customer Advances and are being amortized as deferred income over the tax life of the underlying assets.

Contributions in Aid of Construction

Contributions in Aid of Construction is composed of (i) direct, non-refundable contributions from developers, customers or builders for construction of water infrastructure and (ii) customer advances that have become non-refundable. Contributions in aid of construction are deducted from the Company's rate base, and therefore, no return is earned on property financed with contributions. The PPUC requires that contributions received remain on the Company's balance sheet indefinitely as a long-term liability.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on interest rate swaps, are usually reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. As of December 31, 2008, the Company is now using regulatory accounting for its unrealized gains and losses on its interest rate swap, and will no longer report comprehensive income for this item in the future.

Interest Rate Swap Agreement

The Company utilizes an interest rate swap agreement to convert a portion of its variable-rate debt to a fixed rate. The Company had designated the interest rate swap agreement as a cash flow hedge. Interest rate swaps are contracts in which a series of interest rate cash flows are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged. The interest rate swap agreement is classified as a financial derivative used for non-trading activities.

As a derivative, the interest rate swap is recorded on the balance sheet in other deferred credits at fair value. Prior to October 1, 2008, the Company used hedge accounting to record its swap transactions. The effective portion of the gain or loss on a derivative designated and qualifying as a cash flow hedging instrument was initially reported as a component of other comprehensive income and subsequently reclassified into earnings as interest expense in the same period or periods during which the hedged transaction affected earnings. The ineffective portion of the gain or loss on the derivative instrument was recognized in earnings.

Beginning October 1, 2008, the Company began using regulatory accounting treatment rather than hedge accounting to defer the unrealized gains and losses on its interest rate swap. Instead of the effective portion being recorded as other comprehensive income and the ineffective portion being recognized in earnings, the entire unrealized swap value is now recorded as a regulatory asset. Based on current ratemaking treatment, the Company expects the gains and losses to be recognized in rates and interest expense as the swap settlements occur. This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008. During the twelve months ending December 31, 2009, the Company expects to reclassify $313 (before tax) from regulatory assets to interest expense. This additional expense is expected to be partially offset by lower variable interest costs.

The interest rate swap will expire on October 1, 2029.

Income Taxes

Certain income and expense items are accounted for in different time periods for financial reporting than for income tax reporting purposes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent such income taxes increase or decrease future rates, an offsetting regulatory asset or liability has been recorded.

Investment tax credits have been deferred and are being amortized to income over the average estimated service lives of the related assets. As of December 31, 2008 and 2007, deferred investment tax credits amounted to $967 and $1,005, respectively.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the estimated cost of funds used for construction purposes during the period of construction. These costs are reflected as non-cash income during the construction period and as an addition to the cost of plant constructed. AFUDC includes the net cost of borrowed funds and a rate of return on other funds. The PPUC approved rate of 10.04% was applied for 2007 and 2006. We applied a blended rate in 2008 due to our partial use of tax-exempt financing for 2008 construction projects. The tax-exempt borrowing rate of 6.00% was applied to those expenditures so financed, whereas the approved 10.04% rate was applied to the remainder of 2008 expenditures. AFUDC is recovered through water rates as utility plant is depreciated.

Cash and Cash Equivalents

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents except for those instruments earmarked to fund construction expenditures or repay long-term debt.

The Company had a book overdraft of $362 and $328 at December 31, 2008 and 2007, respectively. The book overdraft represents outstanding checks and other items which had not cleared the bank as of the end of the period. The overdraft is included in accounts payable on the balance sheet and the change in overdraft position is recorded as a financing activity on the statement of cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain 2007 amounts have been reclassified to conform to the 2008 presentation. Such reclassifications had no effect on the statement of income, statement of common stockholders' equity and comprehensive income, or statement of cash flow category reporting. Contributions in Aid of Construction were reclassified as a separate line within liabilities to be consistent with water industry practice.

As discussed above, the Company changed the accounting treatment for its interest rate swap. For the years ended December 31, 2006 and December 31, 2007, and for the nine months ended September 30, 2008, the Company accounted for the interest rate swap as a cash flow hedge. As of October 1, 2008, management assessed the probability of collecting the unrealized gain or loss value of the swap in rates as the Company is currently reflecting the realized gain or loss as a component of interest expense in the statement of income. This change in accounting treatment resulted in the reversal of $224 of long-term interest expense, $189 recorded in deferred income taxes and $277 recorded in accumulated other comprehensive income as of September 30, 2008. Management determined that the amounts previously reported using the cash flow hedge method of accounting as of the years ended December 31, 2006 and December 31, 2007, and for each of the three quarters and periods ended March 31, 2008, June 30, 2008 and September 30, 2008 were not materially misstated.

Impact of Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "Fair Value Measurements," to eliminate the diversity in practice that exists due to the different definitions of fair value and the limited guidance for applying those definitions. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157, as originally issued, was effective for financial statements issued for fiscal years beginning after November 15, 2007, and

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impact of Recent Accounting Pronouncements (continued)

interim periods within those fiscal years. In February 2008, the FASB issued FSP FAS 157-2 which delayed the effective date, by one year, of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities with certain exceptions. The Company adopted this standard for financial assets and liabilities in January 2008 and determined that it did not have a material impact on its financial position or results of operations at that time, but required additional disclosures with regard to its interest rate swap. See Note 10 for additional information and disclosures. The Company has reviewed its nonfinancial assets and liabilities for applicability and determined that this statement will not have a material impact on its results of operations or financial position. In October 2008, the FASB issued FSP SFAS No. 157-3, "Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active" (FSP 157-3), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 was effective immediately and applied to our September 30, 2008 financial statements. The application of the provisions of FSP 157-3 did not affect the Company's results of operations or financial condition as of and for the periods ended September 30, 2008 and December 31, 2008.

In February 2007, the FASB issued SFAS No. 159, "Establishing the Fair Value Option for Financial Assets and Liabilities," to permit all entities to choose to elect to measure eligible financial instruments at fair value. The decision to elect the fair value option should be made on an instrument-by-instrument basis with certain exceptions. If the fair value option is elected, an entity must report unrealized gains and losses in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, "Fair Value Measurements." The Company elected not to apply the provisions of SFAS No. 159 for financial instruments not previously recorded at fair value.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." The statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement is effective for annual periods beginning after December 15, 2008. The Company has reviewed this statement and determined that it would not have a material impact on its financial statements going forward.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." SFAS No. 160 requires all entities to report noncontrolling (minority) interests in subsidiaries as equity in the consolidated financial statements and it requires consolidated net income to include amounts attributable to both the parent and noncontrolling interest. This statement is effective for annual periods beginning after December 15, 2008. This statement will not affect the Company's financial statements as the Company does not have any subsidiaries.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133." This standard requires companies to provide qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of and gains and losses on derivative contracts, and details of credit-risk-related contingent features in their hedged positions. This standard is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged, but not required. The Company is currently researching the additional required disclosures with regard to its interest rate swap and plans to adopt this standard in the first quarter of 2009.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." This guidance identifies sources of accounting principles and the framework for selecting the principles used in the preparation of financial

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

statements of nongovernmental entities that are presented in accordance with U.S. generally accepted accounting principles (GAAP). This statement is effective 60 days after the SEC's approval of the Public Company Accounting Oversight Board Auditing amendments to SAS No. 69. This statement is not expected to have an impact on the Company's financial statements.

In September 2008, the FASB ratified EITF Issue No. 08-5, "Issuer's Accounting for Liabilities Measured at Fair Value With a Third-Party Credit Enhancement" (EITF 08-5). EITF 08-5 provides guidance for measuring liabilities issued with an attached third-party credit enhancement (such as a guarantee). It clarifies that the issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. EITF 08-5 is effective for the first reporting period beginning after December 15, 2008. Earlier application is permitted. The Company applied this pronouncement to its long-term debt issues which included bond insurance or letters of credit in calculating the fair market value of debt disclosed in footnote 10.

In November 2008, the SEC released a proposed roadmap regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board ("IASB"). Under the proposed roadmap, the Company may be required to prepare financial statements in accordance with IFRS as early as 2014. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this potential change would have on its financial statements, and it will continue to monitor the development of the potential implementation of IFRS.

In December 2008, the FASB issued FSP FAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets." This FSP amends SFAS 132(R), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

2. ACQUISITIONS

On January 5, 2007, the Company closed the acquisition of the water system of Abbottstown Borough which served approximately 400 customers in Adams County, Pennsylvania. The purchase price of approximately $900 was less than the depreciated original cost of these assets. The Company has recorded a negative acquisition adjustment of approximately $131 and is amortizing this credit over the remaining life of the acquired assets. The purchase was funded through internally-generated funds and short-term borrowings. The Company began serving the customers of Abbottstown Borough in January 2007.

On May 16, 2007, the Company announced that it had entered into an agreement to acquire the water system of West Manheim Township in York County, Pennsylvania. This acquisition resulted in the addition of 1,800 customers at a purchase price of approximately $2,075. The Company began serving the customers of West Manheim Township in December 2008 through an interconnection with its current distribution system. Closing on this acquisition took place in January 2009.

On November 24, 2008 the Company completed the acquisition of the water facilities of Asbury Pointe Water Company in York County, Pennsylvania. The Company acquired and is using Asbury Pointe's distribution system through an interconnection with its current distribution system. This acquisition resulted in the addition of approximately 250 customers and the purchase price was approximately $242, which is less than the depreciated original cost of the assets. The Company recorded a negative acquisition adjustment of approximately $207 and will amortize it over the remaining life of the underlying assets.

The Company began to include the operating results of the acquired systems in its operating results on the acquisition dates. The results have been immaterial to total company results.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

3. INCOME TAXES

The provisions for income taxes consist of:

	2008	2007	2006
Federal current	$ 1,157	$ 1,946	$ 1,295
State current	559	603	404
Federal deferred	1,954	1,170	1,507
State deferred	(3)	12	28
Federal investment tax credit, net of current utilization	(39)	(39)	(38)
Total income taxes	$ 3,628	$ 3,692	$ 3,196

A reconciliation of the statutory Federal tax provision (34%) to the total provision follows:

	2008	2007	2006
Statutory Federal tax provision	$ 3,420	$ 3,436	$ 3,158
State income taxes, net of Federal benefit	367	407	285
Tax-exempt interest	(39)	(21)	(75)
Amortization of investment tax credit	(39)	(39)	(38)
Cash value of life insurance	(29)	(29)	(34)
Domestic production deduction	(62)	(73)	(42)
Other, net	10	11	(58)
Total income taxes	$ 3,628	$ 3,692	$ 3,196

The tax effects of temporary differences between book and tax balances that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2008 and 2007 are summarized in the following table:

	2008	2007
Deferred tax assets:		
Reserve for doubtful accounts	$ 79	$ 78
Deferred compensation	949	829
Customers' advances and contributions	152	201
Deferred taxes associated with the gross-up of revenues necessary to return, in rates, the effect of temporary differences	81	70
Pensions	3,077	868
Unrealized loss on interest rate swap	–	191
Costs deducted for book, not for tax	78	59
Total deferred tax assets	4,416	2,296
Deferred tax liabilities:		
Accelerated depreciation	17,958	15,707
Investment tax credit	574	597
Deferred taxes associated with the gross-up of revenues necessary to recover, in rates, the effect of temporary differences	1,067	861
Tax effect of pension regulatory asset	3,964	1,755
Costs deducted for tax, not for book	269	208
Total deferred tax liabilities	23,832	19,128
Net deferred tax liability	$ 19,416	$ 16,832
Reflected on balance sheets as:		
Current deferred tax asset	$ (133)	$ (132)
Noncurrent deferred tax liability	19,549	16,964
Net deferred tax liability	$ 19,416	$ 16,832

No valuation allowance is required for deferred tax assets as of December 31, 2008 and 2007. In assessing the soundness of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and the current regulatory environment, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

The Company adopted FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes," in January 2007. The Company determined that there were no uncertain tax positions meeting the recognition and measurement test of FIN No. 48 recorded in the years that remain open for review by taxing authorities. The Federal income tax returns and the state income tax returns for the years 2005 through 2007 remain open. The Company has not yet filed tax returns for 2008, but has not taken any new positions in its 2008 income tax provision.

The Company's policy is to recognize interest and penalties related to income tax matters in other expenses. The Company recorded interest and penalties of $5 for the year ended December 31, 2007. There were no interest or penalties for the years ended December 31, 2008 and 2006.

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS

Long-term debt as of December 31, 2008 and 2007 is summarized in the following table:

	2008	2007
3.60% Industrial Development Authority Revenue Refunding Bonds, Series 1994, due 2009	$ 2,700	$ 2,700
3.75% Industrial Development Authority Revenue Refunding Bonds, Series 1995, due 2010	4,300	4,300
4.05% Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2016	2,350	2,350
5.00% Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2016	4,950	4,950
10.17% Senior Notes, Series A, due 2019	6,000	6,000
9.60% Senior Notes, Series B, due 2019	5,000	5,000
1.00% Pennvest Loan, due 2019	455	495
10.05% Senior Notes, Series C, due 2020	6,500	6,500
8.43% Senior Notes, Series D, due 2022	7,500	7,500
Variable Rate Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series B, due 2029	-	12,000
Variable Rate Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2029	12,000	-
4.75% Industrial Development Authority Revenue Bonds, Series 2006, due 2036	10,500	10,500
6.00% Pennsylvania Economic Development Financing Authority Exempt Facilities Revenue Bonds, Series A, due 2038	15,000	-
Committed Line of Credit, due 2010	9,098	8,210
Total long-term debt	86,353	70,505
Less current maturities	(2,741)	(12,040)
Long-term portion	$ 83,612	$ 58,465

Payments due by year:

2009	2010	2011	2012	2013
$2,741	$25,439	$41	$42	$42

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

4. Long-Term Debt and Short-Term Borrowings (continued)

Payments due in 2009 include the 3.6% Industrial Development Authority Revenue Refunding Bonds, Series 1994, which have a mandatory tender date of May 15, 2009. The Company plans to meet its $2,700 obligation using funds available under its lines of credit or a potential equity transaction.

2010 payments include the payback of the committed line of credit. The committed line of credit is reviewed annually, and upon favorable outcome, could be extended for another year. Also included in payments due by period in 2010 are payments of $12,000 on the variable rate bonds (due 2029) which would only be payable if all of the bonds were tendered and could not be remarketed.

On May 7, 2008, the PEDFA issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series A of 2008 (York Water Company Project) (the "Series A Bonds") for our benefit pursuant to the terms of a trust indenture, dated as of May 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the Series A Bonds to us pursuant to a loan agreement, dated as of May 1, 2008, between us and the PEDFA. The loan agreement provides for a $12,000 loan with a maturity date of October 1, 2029. Amounts outstanding under the loan agreement are our direct general obligations. The proceeds of the loan were used to redeem the PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 (the "2004 Series B Bonds"). The 2004 Series B Bonds were redeemed because the bonds were tendered and could not be remarketed due to the downgrade of the bond insurer's credit rating.

Borrowings under the loan agreement bear interest at a variable rate as determined by PNC Capital Markets, as remarketing agent, on a periodic basis elected by us. We have currently elected that the interest rate be determined on a weekly basis. The remarketing agent determines the interest rate based on then current market conditions in order to determine the lowest interest rate which would cause the Series A Bonds to have a market value equal to the principal amount thereof plus accrued interest thereon. The variable interest rate under the loan agreement averaged 2.22% in 2008. As of December 31, 2008, the interest rate was 1.28%.

The holders of the $12,000 variable rate PEDFA Series A Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association ("the bank") dated as of May 1, 2008. This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds. The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed. The Company's responsibility is to reimburse the bank the same day as regular interest payments are made, and within fourteen months for the purchase price of tendered bonds that have not been remarketed. The reimbursement period for the principal is immediate at maturity, upon default by the Company, or if the Bank does not renew the Letter of Credit. The Letter of Credit is a three-year agreement with a one-year extension evaluated annually.

The Company may elect to have the Series A Bonds redeemed, in whole or in part, on any date that interest is payable for a redemption price equal to 100% of the principal amount thereof plus accrued interest to the date of redemption. The Series A Bonds are also subject to mandatory redemption for the same redemption price in the event that the Internal Revenue Service determines that the interest payable on the Series A Bonds is includable in gross income of the holders of the bonds for federal tax purposes.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

In connection with the issuance of the PEDFA 2004 Series B Bonds, the Company entered into an interest rate swap agreement with a counterparty, in the notional principal amount of $12,000. We elected to retain the swap agreement for the PEDFA Series A Bonds of 2008. Interest rate swap agreements derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposure. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the swap, is reflected on the Company's balance sheet. See Note 10 for additional information regarding the fair value of the swap.

Our interest rate swap agreement provides that we pay the counterparty a fixed interest rate of 3.16% on the notional amount of $12,000. In exchange, the counterparty pays us a floating interest rate (based on 59% of the U.S. Dollar one-month LIBOR rate) on the notional amount. The floating interest rate paid to us is intended, over the term of the swap, to approximate the variable interest rate on the loan agreement and the interest rate paid to bondholders, thereby managing our exposure to fluctuations in prevailing interest rates. As of December 31, 2008, there was a spread of 62 basis points which equated to an effective rate of 3.78% (including variable interest and swap payments). The interest rate swap will terminate on the maturity date of the 2008 Series A Bonds (which is the same date as the maturity date of the loan under the loan agreement), unless sooner terminated pursuant to its terms. In the event the interest rate swap terminates prior to the maturity date of the 2008 Series A Bonds, either we or the swap counterparty may be required to make a termination payment to the other based on market conditions at such time. Notwithstanding the terms of the swap agreement, we are ultimately obligated for all amounts due and payable under the loan agreement.

The Company is exposed to credit-related losses in the event of nonperformance by the counterparty. The Company controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect the counterparty to default on its obligations.

On October 15, 2008, the PEDFA issued $15,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Refunding Bonds, Series B of 2008 (The York Water Company Project) (the "2008 Series B Bonds") for our benefit pursuant to the terms of a trust indenture, dated as of October 1, 2008, between the PEDFA and Manufacturers and Traders Trust Company, as trustee. The PEDFA then loaned the proceeds of the offering of the 2008 Series B Bonds to us pursuant to a loan agreement, dated as of October 1, 2008, between the Company and the PEDFA. The loan agreement provides for a $15,000 loan bearing interest at a rate of 6.00% with a maturity date of November 1, 2038. Amounts outstanding under the loan agreement are the Company's direct general obligations. The proceeds of the loan, net of issuance costs, were used to pay down a portion of the Company's short-term borrowings incurred for capital improvements, replacements and equipment for the Company's water system. The 2008 Series B Bonds are subject to redemption at the direction of the Company, in whole or in part at any time on or after November 1, 2013. In addition, other special redemption requirements may apply as defined in the loan agreement.

The terms of the debt agreements carry certain covenants and limit in some cases the Company's ability to borrow additional funds, to prepay its borrowings and include certain restrictions with respect to declaration and payment of cash dividends and acquisition of the Company's stock. Under the terms of the most restrictive agreements, the Company cannot borrow in excess of 60% of its utility plant, and cumulative payments for dividends and acquisition of stock since December 31, 1982 may not exceed $1,500 plus net income since that date. As of December 31, 2008, none of the earnings retained in the business are restricted under these provisions. Our 1.00% Pennvest Loan is secured by $800 of receivables. Other than this loan, our debt is unsecured.

As of December 31, 2008, the Company maintained unsecured lines of credit aggregating $24,500 with two banks. Loans granted up to $20,500 under these lines bear interest based on LIBOR plus 0.70%. The remaining $4,000 bears interest at 4.00% or LIBOR plus 0.70%, whichever is greater. One line of credit, amounting to $7,500 is payable upon demand. The Company had $6,000 outstanding under this line as of December 31, 2008 and $3,000 outstanding as of December 31, 2007. The second line includes a $4,000 portion which is payable on demand, and a $13,000 committed portion with a revolving 2-year maturity.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

4. LONG-TERM DEBT AND SHORT-TERM BORROWINGS (CONTINUED)

As of December 31, 2008, $9,098 was outstanding under the committed portion and none was outstanding under the on-demand portion. As of December 31, 2007, $8,210 was outstanding under the committed portion and none was outstanding under the on-demand portion. The weighted average interest rate on line of credit borrowings as of December 31, 2008 was 2.32% compared to 5.62% as of December 31, 2007. The Company is not required to maintain compensating balances on its lines of credit.

Average borrowings outstanding under our lines of credit were $16,128 in 2008 and $3,897 in 2007. The average cost of borrowings under both lines during 2008 and 2007 was 3.61% and 5.96%, respectively.

In January 2009, we increased our $7,500 line of credit to $11,000. In addition, this line of credit became a committed facility rather than payable on demand and requires a $500 compensating balance. The interest rate increased from LIBOR plus 0.70% to LIBOR plus 1.50%.

5. COMMON STOCK AND EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of shares outstanding of 11,298,215 in 2008, 11,225,822 in 2007 and 10,475,173 in 2006. The Company does not have dilutive securities outstanding.

Under the employee stock purchase plan, all full-time employees who have been employed at least six consecutive months may purchase shares of the Company's common stock through payroll deductions limited to 10% of gross compensation. The purchase price is 95% of the fair market value (as defined). Shares issued during 2008, 2007 and 2006 were 6,841, 5,398 and 5,747, respectively. As of December 31, 2008, 51,688 authorized shares remain unissued under the plan.

In June 2008, the Company modified its Dividend Reinvestment Plan to include direct stock purchase and sale options. These options are subject to certain restrictions and are available to both current shareholders and the general public. Purchases are made weekly at 100% of the stock's fair market value, as defined in the Prospectus contained in Amendment No. 1 to Securities and Exchange Commission Form S-3, filed by the Company on June 26, 2008. As of December 31, 2008, $295 in equity proceeds had been realized.

Under the optional dividend reinvestment portion of the plan, holders of the Company's common stock may purchase additional shares instead of receiving cash dividends. The purchase price is 95% of the fair market value (as defined). Shares issued under the newly titled Dividend Reinvestment and Direct Stock Purchase and Sale Plan, during 2008, 2007, and 2006 were 95,484, 58,406 and 55,695, respectively. As of December 31, 2008, 870,135 authorized shares remain unissued under the plan.

On August 28, 2006, the Company's Board of Directors declared a three-for-two split of its common stock in the form of a stock dividend. The split was effected on September 11, 2006 to shareholders of record as of September 1, 2006. One additional share of common stock was issued for every two shares issued and outstanding as of September 1, 2006. The transaction had no effect on total shareholders' equity. Accordingly, the financial statements as well as share and per share amounts in this report have been restated to reflect the stock split.

In December 2006, the Company closed an underwritten public offering of 645,000 shares and an over-allotment of 94,750 shares of its common stock. Janney Montgomery Scott LLC was the sole underwriter in the offering. The Company received net proceeds in the offering, after deducting offering expenses and underwriter's discounts and commissions, of approximately $12.5 million. The net proceeds were used to repay the Company's remaining short-term borrowings and to fund operations and capital expenditures.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

6. EMPLOYEE BENEFIT PLANS

The Company maintains two defined benefit pension plans covering substantially all of its employees. The benefits are based upon years of service and compensation over the last five years of service. The Company's funding policy is to contribute annually the amount permitted by the PPUC to be collected from customers in rates, but in no case less than the minimum Employee Retirement Income Security Act (ERISA) required contribution.

The following table sets forth the plans' funded status as of December 31, 2008 and 2007. The measurement of assets and obligations of the plans is as of December 31, 2008 and 2007.

Obligations and Funded Status at December 31	2008	2007
Change in Benefit Obligation		
Pension benefit obligation beginning of year	$ 19,220	$ 19,620
Service cost	617	724
Interest cost	1,209	1,150
Plan amendments	-	81
Actuarial (gain) loss	1,185	(1,540)
Benefit payments	(949)	(815)
Pension benefit obligation end of year	21,282	19,220
Change in Plan Assets		
Fair value of plan assets beginning of year	17,082	15,725
Actual return on plan assets	(3,327)	1,372
Employer contributions	896	800
Benefits paid	(949)	(815)
Fair value of plan assets end of year	13,702	17,082
Funded Status of Plans at End of Year	$ (7,580)	$ (2,138)

SFAS No. 158 requires that the funded status of defined benefit pension plans be fully recognized in the balance sheet. SFAS No. 158 also calls for the unrecognized actuarial gain or loss, the unrecognized prior service cost and the unrecognized transition costs which were previously netted with the funded status in a liability account, to be adjustments to shareholders' equity (accumulated other comprehensive income). Due to a rate order granted by the PPUC, the Company is permitted under SFAS 71 to defer the charges to accumulated other comprehensive income as a regulatory asset. We believe these costs will be recovered in future rates charged to customers.

Changes in plan assets and benefit obligations recognized in regulatory assets are as follows:

	2008	2007
Net actuarial loss arising during the period	$ 5,703	$ (1,815)
Recognized actuarial loss	(12)	(107)
Prior service cost arising during the period	-	82
Recognized prior service cost	(17)	(265)
Total changes in regulatory asset during the year	$ 5,674	2,105

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

Amounts recognized in regulatory assets that have not yet been recognized as components of net periodic benefit cost consist of the following at December 31:

	2008	2007
Net actuarial loss	$ 7,126	$ 1,434
Prior service cost	137	155
Regulatory asset	$ 7,263	$ 1,589

Components of Net Periodic Benefit Cost are as follows:

	2008	2007	2006
Service cost	$ 617	$ 724	$ 685
Interest cost	1,209	1,150	1,059
Expected return on plan assets	(1,192)	(1,097)	(982)
Amortization of loss	12	107	225
Amortization of prior service cost	17	265	268
Rate-regulated adjustment	233	(349)	(703)
Net periodic benefit cost	$ 896	$ 800	$ 552

The rate-regulated adjustment set forth above is required in order to reflect pension expense for the Company in accordance with the method used in establishing water rates. The Company is permitted by rate order of the PPUC to expense pension costs to the extent of contributions and defer the remaining expense to regulatory assets to be collected in rates at a later date as additional contributions are made. During 2008, the deferral was reduced by $233.

The estimated costs for the defined benefit pension plans relating to the December 31, 2008 balance sheet that will be amortized from regulatory assets into net periodic benefit cost over the next fiscal year are $353. The Company plans to contribute $1,218 to the plans in 2009.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid in each of the next five years and the subsequent five years in the aggregate:

2009	2010	2011	2012	2013	2014-2018
$1,081	$1,089	$1,067	$1,068	$1,113	$7,359

The accumulated benefit obligation for both defined benefit pension plans was $18,141 and $16,517 at December 31, 2008 and 2007, respectively. The following table shows the accumulated benefit obligation, the projected benefit obligation and the fair value of plan assets for each plan:

	General and Administrative Plan		Union-Represented Plan	
	2008	2007	2008	2007
Accumulated benefit obligation	$ 11,612	$ 10,557	$ 6,529	$ 5,960
Projected benefit obligation	13,769	12,449	7,513	6,771
Fair value of plan assets	8,484	10,527	5,218	6,555

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

Weighted-average assumptions used to determine benefit obligations at December 31:

	2008	2007
Discount rate	6.00%	6.50%
Rate of compensation increase	4.00 - 5.00%	4.00 - 5.00%

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31:

	2008	2007	2006
Discount rate	6.50%	5.90%	5.50%
Expected long-term return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.00 - 5.00%	5.00%	5.00%

The selected long-term rate of return on plan assets (7.0%) was primarily based on the asset allocation of the Plan's assets (approximately 50% to 70% equity securities and 30% to 50% fixed income securities). Analysis of the historic returns of these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The Company's pension plans' weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	Plan Assets at December 31	
Asset Category	2008	2007
Equity securities	48%	61%
Fixed income securities	40%	35%
Cash equivalents	12%	4%
Total	100%	100%

The investment objective of the Company's defined benefit pension plans is that of Balanced Growth. Our weighted-average target asset allocations are 50% to 70% equity securities, 30% to 50% fixed income securities and 0% to 10% reserves (cash equivalents). Our investment performance objectives are to exceed the annual rate of inflation as measured by the Consumer Price Index by 3%, and to exceed the annualized total return of specified benchmarks applicable to the funds within the asset categories.

Further guidelines within equity securities include: (1) holdings in any one company cannot exceed 5% of the portfolio; (2) a minimum of 20 individual stocks must be included in the domestic stock portfolio; (3) a minimum of 30 individual stocks must be included in the international stock portfolio; (4) equity holdings in any one industry cannot exceed 20-25% of the portfolio; and (5) only U.S.-denominated currency securities are permitted.

Further guidelines for debt securities include: (1) fixed income holdings in a single issuer are limited to 5% of the portfolio; (2) acceptable investments include money market securities, U.S. Government and its agencies and sponsored entities' securities, mortgage-backed and asset-backed securities, corporate securities and mutual funds offering high yield bond portfolios; (3) purchases must be limited to investment grade or higher; (4) non-U.S. dollar denominated securities are not permissible; and (5) high risk derivatives are prohibited.

Equity securities include the York Water Company Common Stock in the amounts of $234 (1.7% of total plan assets) and $299 (1.8% of total plan assets) at December 31, 2008 and 2007, respectively.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

6. EMPLOYEE BENEFIT PLANS (CONTINUED)

The Company has a savings plan pursuant to the provisions of section 401(k) of the Internal Revenue Code. The plan provides for elective employee contributions of up to 15% of compensation and Company matching contributions of 70% of the participant's contribution, up to a maximum annual Company contribution of $2 for each employee. The Company's contributions to the plan amounted to $168 in 2008, $171 in 2007, and $139 in 2006.

The Company has non-qualified deferred compensation and supplemental retirement agreements with certain members of senior management. The future commitments under these arrangements are offset by corporate-owned life insurance policies. At December 31, 2008 and 2007, the present value of the future obligations was approximately $2,342 and $2,000, respectively. The insurance policies included in other assets had a total cash value of approximately $3,092 and $2,900, respectively, at December 31, 2008 and 2007. The Company's expenses under the plans amounted to $490 in 2008, $11 in 2007 and $11 in 2006.

7. RATE INCREASES

The Company increased rates as approved by the PPUC in September 2006 (9.2%). The new rates became effective September 15, 2006 and were designed to produce approximately $2,600 in additional annual operating revenues. The Company subsequently increased rates as approved by the PPUC in October 2008 (17.9%). The new rates became effective October 9, 2008 and were designed to produce approximately $5,950 in additional annual operating revenues. The Company does not expect to file a base rate increase request in 2009.

8. NOTES RECEIVABLE AND CUSTOMERS' ADVANCES FOR CONSTRUCTION

The Company has agreements with three municipalities to extend water service into previously formed water districts. The Company loaned funds to the municipalities to cover the costs related to the projects. The municipalities concurrently advanced these funds back to the Company in the form of customers' advances for construction. The municipalities are required by enacted ordinances to charge application fees and water revenue surcharges (fees) to customers connected to the system, which are remitted to the Company. The note principal and the related customer advance are reduced periodically as operating revenues are earned by the Company from customers connected to the system and refunds of advances are made. There is no due date for the notes or expiration date for the advances.

In March of 2007, the Company corrected a miscalculation of a note receivable with one of the water districts served. While this recalculation was deemed immaterial to operations as a whole, it reduced notes receivable by $544, customer advances by $473 and interest income by $71. The income reduction was applicable to the years 2003-2006. In June 2007, this same water district paid off its note receivable in the amount of $543.

The Company has recorded interest income of $114 in 2008, $62 in 2007 and $220 in 2006. Interest rates on the notes outstanding at December 31, 2008 vary from 6.75% to 7.5%.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

Included in the accompanying balance sheets at December 31, 2008 and 2007 were the following amounts related to these projects.

	2008	2007
Notes receivable, including interest	$ 536	$ 610
Customers' advances for construction	1,047	1,079

The Company has other customers' advances for construction totaling $17,211 and $20,742 at December 31, 2008 and 2007, respectively.

9. COMMITMENTS

Based on its capital budget, the Company plans to spend approximately $18,594 in 2009 and $22,345 in 2010 on construction. These capital expenditures are net of amounts financed by customer advances. The Company plans to finance ongoing capital expenditures with internally-generated funds, borrowings against the Company's lines of credit, proceeds from the issuance of common stock under its dividend reinvestment and direct stock purchase and sale plan and ESPP, potential common stock or debt issues and the distribution surcharge allowed by the PPUC. The distribution surcharge allows the Company to add a charge to customers' bills for qualified replacement costs of certain infrastructure without submitting a rate filing.

As of December 31, 2008, the Company had remaining capital commitments with regard to the West Manheim Township acquisition and a new Thomasville Standpipe. None of the total committed of approximately $2,989, was paid as of December 31, 2008.

As of December 31, 2008, the Company employed 110 full time people, 41 under union contract. The current contract was ratified during 2007 and expires on April 30, 2010.

The Company is involved in certain legal and administrative proceedings before various courts and governmental agencies concerning water service and other matters. The Company expects that the ultimate disposition of these proceedings will not have a material effect on the Company's financial position, results of operations and cash flows.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company partially adopted Statement of Financial Accounting Standard (SFAS) No. 157, "Fair Value Measurements," in January, 2008. SFAS No. 157 establishes a fair value hierarchy which indicates the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management's own judgments about the assumptions market participants would use in pricing the asset or liability.

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

10. Fair Value of Financial Instruments (continued)

The Company has recorded its interest rate swap liability at fair value in accordance with SFAS No. 157. The liability is recorded under the caption "Other deferred credits" on the balance sheet. The table below illustrates the fair value of the interest rate swap as of the end of the reporting period.

Description	December 31, 2008	Fair Value Measurements at Reporting Date Using Significant Other Observable Inputs (Level 2)
Interest Rate Swap	$2,037	$2,037

Fair values are measured as the present value of all expected future cash flows based on the LIBOR-based swap yield curve as of the date of the valuation. These inputs to this calculation are deemed to be level 2 inputs. The balance sheet carrying value reflects the credit quality of York Water. That is, the Company used a rate of 7.4 percent in discounting all prospective cash flows anticipated to be made under this swap. This rate reflects a representation of the yield to maturity for 30-year debt on utilities rated A- as of December 31, 2008. The use of the Company's credit quality resulted in a reduction in the swap liability of $947. The fair value of the swap was a loss of $473 as of December 31, 2007 which reflects the estimated amounts that the Company would pay to terminate the contract.

The carrying amount of current assets and liabilities that are considered financial instruments approximates their fair value as of the dates presented. The Company's long-term debt, with a carrying value of $86,353 at December 31, 2008, and $70,505 at December 31, 2007, had an estimated fair value of approximately $89,000 and $80,000 in 2008 and 2007, respectively. The 2008 estimated fair value of debt was calculated in accordance with SFAS No. 157, using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration and risk profile. The Company considered its A- credit rating in determining the yield curve, and in accordance with EITF 08-5, did not factor in third party credit enhancements including bond insurance on the 2004 PEDFA Series A and 2006 Industrial Development Authority issues, and the letter of credit on the 2008 PEDFA Series A issue. The weighted average rates used to calculate the 2007 estimated fair value were based on a multiple of the 2, 5, 10, 15 and 30-year Municipal Bond yields which ranged from 3.10% to 5.76%.

The Company's customers' advances for construction and notes receivable have carrying values at December 31, 2008 of $18,258 and $536, respectively. At December 31, 2007, customers' advances for construction and notes receivable had carrying values of $21,821 and $610, respectively. The relative fair values of these amounts cannot be accurately estimated since the timing of future payment streams is dependent upon several factors, including new customer connections, customer consumption levels and future rate increases.

11. Taxes Other than Income Taxes

The following table provides the components of taxes other than income taxes:

	2008	2007	2006
Regulatory Assessment	$ 194	$ 170	$ 152
Property	266	214	308
Payroll, net of amounts capitalized	421	411	374
Capital Stock	155	146	245
Other	2	2	3
Total taxes other than income taxes	$ 1,038	$ 943	$ 1,082

Notes to Financial Statements

(In thousands of dollars, except per share amounts)

12. SHAREHOLDER RIGHTS PLAN

On January 24, 2009, the Company entered into a Shareholder Rights Agreement with American Stock Transfer and Trust Company, LLC designed to protect the Company's shareholders in the event of an unsolicited, unfair offer to acquire the Company. This plan replaced the previous Shareholder Rights Plan which expired on January 24, 2009. Each outstanding common share is entitled to one Right, which is evidenced by the common share certificate. In the event any person acquires 20% or more of the outstanding common shares or commences a tender or exchange offer which, if consummated, would result in a person owning 20% or more of the outstanding common shares, the Rights will begin to trade independently from the common shares, and would entitle the holder to purchase the Company's common shares at a substantial discount from the market price. If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will entitle the holder to acquire shares of the acquiring company at a substantial discount from the market price. The Rights are redeemable by the Company at a redemption price of $0.01 per Right at any time before the Rights become exercisable. The Rights will expire on January 24, 2019, unless redeemed prior to such date.

13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

2008	First	Second	Third	Fourth	Year
Water operating revenue	$7,506	$7,862	$8,566	$8,904	$32,838
Water operating income	2,992	3,397	4,025	4,330	14,744
Net income*	1,206	1,520	1,740	1,965	6,431
Basic earnings per share	.11	.13	.15	.18	.57
Dividends per share	.121	.121	.121	.126	.489

2007	First	Second	Third	Fourth	Year
Water operating revenue	$7,385	$7,962	$8,280	$7,806	$31,433
Water operating income	3,192	3,603	3,914	3,455	14,164
Net income	1,326	1,661	1,757	1,670	6,414
Basic earnings per share	.12	.15	.15	.15	.57
Dividends per share	.118	.118	.118	.121	.475

**Fourth quarter net income includes $224 ($133 after tax) which resulted from the reversal of third quarter unrealized swap losses which are now part of regulatory assets.*

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

	Years Ended December 31 2008	2007	2006
Selected Financial Data			
Income			
Operating Revenues	$32,838	$31,433	$28,658
Operating Expenses	$18,094	$17,269	$15,754
Operating Income	$14,744	$14,164	$12,904
Interest Expense	$4,112	$3,916	$3,727
Net Income	$6,431	$6,414	$6,091
Percent Change in Net Income Compared to Prior Year	0.3%	5.3%	4.4%
Common Stock Dividends	$5,526	$5,332	$4,820
Dividend Payout Ratio	86%	83%	79%
Weighted Average Common Shares Outstanding	11,298,215	11,225,822	10,475,173
Basic Earnings Per Weighted Average Common Share	$0.57	$0.57	$0.58
Number of Common Shares Outstanding	11,367,248	11,264,923	11,201,119
ROE on Year End Common Equity	9.2%	9.5%	9.3%
Common Stock Dividends Per Share	$0.489	$0.475	$0.454
Net Cash Flows From Operating Activities	$11,527	$10,040	$7,116
Balance Sheet			
Common Stockholders' Equity	$69,766	$67,272	$65,361
Long-Term Debt Including Current Maturities	$86,353	$70,505	$62,335
Total Capitalization	$156,119	$137,777	$127,696
Percent Common Stockholders' Equity	45%	49%	51%
Percent Long-Term Debt	55%	51%	49%
Net Utility Plant	$210,820	$191,046	$173,800
Operating Data			
Revenue Class			
Residential	$20,572	$19,722	$17,972
Commercial and Industrial	$9,671	$9,290	$8,497
Other	$2,595	$2,421	$2,189
Total Operating Revenues	$32,838	$31,433	$28,658
Construction Expenditures*	$24,438	$18,154	$20,678
Other Operating Data			
Number of Customers	61,527	58,890	57,578
Number of Employees	110	109	106
Common Shareholders	1,485	1,443	1,463
Book Value Per Common Share	$6.14	$5.97	$5.84
Market Value at Year End	$12.10	$15.50	$17.88
Market Value to Book Value	197%	260%	306%
P/E Ratio	21.2	27.2	30.8

**Expenditures have been changed from accrual basis to cash basis for all years presented.*

Supplemental Information (Unaudited)

(In thousands of dollars, except per share amounts)

2005	2004	2003	2002	2001	2000	1999	1998
$26,805	$22,504	$20,889	$19,553	$19,403	$18,481	$17,511	$17,137
$14,017	$12,595	$11,555	$11,220	$10,468	$10,008	$10,255	$9,721
$12,788	$9,909	$9,334	$8,333	$8,935	$8,473	$7,256	$7,416
$3,423	$2,132	$2,523	$2,692	$2,856	$2,798	$2,644	$2,674
$5,833	$5,301	$4,448	$3,790	$4,006	$3,758	$3,154	$3,135
10.0%	19.2%	17.4%	-5.4%	6.6%	19.2%	0.6%	0.5%
$4,392	$3,930	$3,512	$3,323	$3,126	$2,950	$2,824	$2,745
75%	74%	79%	88%	78%	78%	90%	88%
10,359,374	9,937,836	9,579,690	9,495,591	9,229,875	9,032,025	8,970,801	8,853,855
$0.56	$0.53	$0.46	$0.40	$0.43	$0.42	$0.35	$0.35
10,399,995	10,330,571	9,628,845	9,547,205	9,462,996	9,128,199	8,967,273	8,939,166
11.6%	11.0%	11.4%	10.2%	11.2%	11.6%	10.2%	10.3%
$0.424	$0.394	$0.367	$0.350	$0.337	$0.327	$0.315	$0.310
$8,451	$7,670	$6,772	$6,172	$6,734	$6,371	$5,450	$6,171
$50,415	$48,037	$39,056	$37,216	$35,892	$32,438	$30,830	$30,380
$51,874	$51,913	$32,652	$32,690	$32,728	$32,765	$32,800	$32,000
$102,289	$99,950	$71,708	$69,906	$68,620	$65,203	$63,630	$62,380
49%	48%	54%	53%	52%	50%	48%	49%
51%	52%	46%	47%	48%	50%	52%	51%
$154,774	$139,454	$115,724	$106,217	$101,753	$96,434	$91,725	$86,401
$16,737	$13,789	$12,574	$11,527	$11,571	$10,980	$10,199	$10,016
$8,009	$6,893	$6,598	$6,385	$6,265	$6,033	$6,004	$5,888
$2,059	$1,822	$1,717	$1,641	$1,567	$1,468	$1,308	$1,233
$26,805	$22,504	$20,889	$19,553	$19,403	$18,481	$17,511	$17,137
$15,562	$25,689	$10,252	$6,310	$7,096	$6,414	$7,050	$4,990
55,731	53,134	51,916	51,023	50,079	49,195	48,144	47,173
97	95	92	89	90	90	90	91
1,449	1,459	1,392	1,353	1,327	1,307	1,364	1,325
$4.85	$4.65	$4.05	$3.90	$3.79	$3.55	$3.44	$3.40
$17.23	$12.93	$12.13	$9.47	$9.75	$6.00	$5.59	$6.42
356%	278%	299%	243%	257%	169%	162%	189%
30.8	24.3	26.0	23.7	22.5	14.3	16.0	18.2

Directors, Officers, & Key Employees

BOARD OF DIRECTORS



John L. Finlayson (2) (3)
Age 68
Director Since September 2, 1993

Vice President,
Susquehanna Real Estate, LP



Michael W. Gang, Esq. (1) (3)
Age 58
Director Since January 22, 1996

Partner/Attorney,
Post & Schell PC, Attorneys at Law,
Post & Schell PC is counsel
to the Company



Jeffrey R. Hines, P.E. (1)
Age 47
Director Since January 28, 2008

President and
Chief Executive Officer,
The York Water Company



William T. Morris, P.E. (1)
Age 71
Director Since April 19, 1978

Retired, Chairman of the Board,
The York Water Company



Thomas C. Norris (1) (2) (4)
Age 70
Director Since June 26, 2000

Chairman of the Board,
The York Water Company

Retired, Chairman of the Board,
P. H. Glatfelter Company,
Paper Manufacturer



Jeffrey S. Osman (1)
Age 66
Director Since July 23, 2001

Retired, President and
Chief Executive Officer,
The York Water Company

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Nomination and Corporate Governance Committee
(4) Member of the Compensation Committee

Directors, Officers, & Key Employees

BOARD OF DIRECTORS



George W. Hodges (2) (4)
Age 58
Director Since June 26, 2000

Chairman,
The Wolf Organization, Inc.,
Distributor of Building Products



George Hay Kain, III (4)
Age 60
Director Since August 25, 1986

Substitute School Teacher



Ernest J. Waters (3)
Age 59
Director Since September 24, 2007

York Area Manager,
Met-Ed, a First Energy Company

DIRECTORS EMERITI

Josephine S. Appell

Chloé R. Eichelberger

Horace Keesey, III

Irvin S. Naylor

OFFICERS & KEY EMPLOYEES

Jeffrey R. Hines, P.E.
Age 47
President and
Chief Executive Officer

Joseph T. Hand
Age 46
Chief Operating Officer

Kathleen M. Miller
Age 46
Chief Financial Officer
and Treasurer

Vernon L. Bracey
Age 47
Vice President-Customer Service

Bruce C. McIntosh
Age 56
Vice President-Human Resources
and Secretary

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10273-0923
(800) 937-5449
www.amstock.com

STOCK EXCHANGE LISTING

The Company's common shares trade on the NASDAQ Global Select Market.

The trading symbol is "YORW".

INDEPENDENT AUDITORS

Beard Miller Company LLP
Suite 200,
221 West Philadelphia Street
York, PA 17401

Chartered Territory Distribution and Supply System


N
NEWBERRY TWP
YORK HAVEN
CONEWAGO TWP
MANCHESTER
MOUNT WOLF
SUSQUEHANNA RIVER
YORK COUNTY
EAST MANCHESTER TWP
HELLAM TWP
83
30
ADAMS COUNTY
94
READING TWP
DOVER TWP
MANCHESTER TWP
PLEASUREVILLE
HALLAM
NORTH YORK
DOVER
SPRINGETTSBURY TWP
EAST PROSPECT
EAST BERLIN
PARADISE TWP
WEST MANCHESTER TWP
WEST YORK
YORKANA
YORK
HAMILTON TWP
SPRING GARDEN TWP
WINDSOR TWP
LOWER WINDSOR TWP
STRABAN TWP
ABBOTTSTOWN
SPRING GROVE
YORK TWP
WINDSOR
NEW OXFORD
YORK NEW SALEM
LAKE WILLIAMS
SPRY
OXFORD TWP
BERWICK TWP
116
JACKSON TWP
LAKE REDMAN
DALLASTOWN
RED LION
JACOBUS
MT. PLEASANT TWP
SOUTH BRANCH CODORUS CREEK
SPRINGFIELD TWP
HEIDELBERG TWP
NORTH CODORUS TWP
LOGANVILLE
EAST BRANCH CODORUS CREEK
PENN TWP
SEVEN VALLEYS
MCSHERRYSTOWN
HANOVER
LAKE MARBURG
CONEWAGO TWP
JEFFERSON
NORTH HOPEWELL TWP
UNION TWP
CODORUS TWP
GLEN ROCK
SHREWSBURY
SHREWSBURY TWP
GERMANY TWP
WEST MANHEIM TWP
RAILROAD
HOPEWELL TWP
NEW FREEDOM
PENNSYLVANIA
MARYLAND
PENNSYLVANIA
NEW YORK
HARRISBURG
LANCASTER
YORK
PHILADELPHIA
BALTIMORE
WASHINGTON D.C.
THE YORK WATER COMPANY
CHARTERED TERRITORY
DISTRIBUTION SYSTEM


THE · YORK · WATER · COMPANY

This photo says it all:
The Company's office was built in 1929 during the worst economic disaster in our nation's history. The Company, like the building, is a rock solid reminder of the enduring nature of a water utility and our commitment to customers, shareholders, and community.

The York Water Company

130 East Market Street
York, Pennsylvania 17405
717-845-3601
www.yorkwater.com

THE YORK WATER COMPANY

"That good York water"
SINCE 1816

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number ~~0-690~~ 1-34245

THE YORK WATER COMPANY
(Exact name of registrant as specified in its charter)

"That good York water" since 1816

PENNSYLVANIA	23-1242500
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
130 EAST MARKET STREET, YORK, PENNSYLVANIA	17401
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (717) 845-3601

Securities registered pursuant to Section 12(b) of the Act:

None	
(Title of Each Class)	(Name of Each Exchange on Which Registered)

Securities registered pursuant to Section 12(g) of the Act:
COMMON STOCK, NO PAR VALUE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ YES ☒ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Small Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ YES ☒ NO

The aggregate market value of the Common Stock, no par value, held by nonaffiliates of the registrant on June 30, 2008 was $164,638,626.

As of March 9, 2009 there were 11,373,415 shares of Common Stock, no par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2008 Annual Report to Shareholders are incorporated by reference into Parts I and II.
Portions of the Proxy Statement for the Company's 2009 Annual Meeting of Shareholders are incorporated by reference into Part III.

THE YORK WATER COMPANY

PART I

Item 1. Business.

The Company is a corporation duly organized under the laws of the Commonwealth of Pennsylvania in 1816.

The business of the Company is to impound, purify to meet or exceed safe drinking water standards and distribute water. The Company operates within its franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. The Company is regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting. The Company must obtain PPUC approval before changing any practices associated with the aforementioned areas. Water service is supplied through the Company's own distribution system. The Company obtains its water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. The Company has two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. The Company has a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2008, the Company's average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons. The Company's service territory had an estimated population of 176,000 as of December 31, 2008. Industry within the Company's service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

The Company's business is somewhat dependent on weather conditions, particularly the amount of rainfall. The Company has minimum customer charges in place which are intended to cover fixed costs of operations under all likely weather conditions. The Company's business does not require large amounts of working capital and is not dependent on any single customer or a very few customers.

During the five year period ended December 31, 2008, the Company maintained an increasing growth in number of customers and distribution facilities. The Company presently has 110 full time employees.

The following table sets forth certain of our summary statistical information.

(In thousands of dollars)

	For the Years Ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Revenues					
Residential	$20,572	$19,722	$17,972	$16,737	$13,789
Commercial and industrial	9,671	9,290	8,497	8,009	6,893
Other	2,595	2,421	2,189	2,059	1,822
Total	$32,838	$31,433	$28,658	$26,805	$22,504
Average daily consumption (gallons per day)	18,298,000	19,058,000	18,769,000	18,657,000	18,116,000
Miles of mains at year-end	884	845	817	786	752
Additional distribution mains installed/acquired (ft.)	206,140	147,803	159,330	212,702	114,658
Number of customers at year-end	61,527	58,890	57,578	55,731	53,134
Population served at year-end	176,000	171,000	166,000	161,000	158,000

Please refer to the "Highlights of Our 193rd Year" section of our 2008 Annual Report to Shareholders filed herewith as Exhibit 13 for summary financial information for the last five years.

For further information, please see the Shareholder Information section of our 2008 Annual Report to Shareholders filed herewith as Exhibit 13.

Item 1A. Risk Factors.

The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and equipment and projected expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length in time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Once a rate increase application is filed with the PPUC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests are therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase.

We can provide no assurances that future requests will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase. If we are unable to obtain PPUC approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.

Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers and water allocation rights. Government authorities continually review these regulations, particularly the drinking water quality regulations, and may propose new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the PPUC, the U.S. Environmental Protection Agency, or EPA, and the Pennsylvania Department of Environmental Protection, or DEP, for the detection of certain chemicals and compounds in our water. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through our rates that we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. The Susquehanna River Basin Commission, or SRBC, and DEP regulate the amount of water withdrawn from streams in the watershed for water supply purposes to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. In addition, government drought restrictions could cause the SRBC or DEP to temporarily reduce the amount of our allocations. If new or more restrictive water allocation regulations are implemented or our allocations are reduced due to weather conditions, it may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our revenues and results of operations.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

Weather conditions and overuse may interfere with our sources of water, demand for water services, and our ability to supply water to our customers.

We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and earnings may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers' conservation efforts, may reduce consumption demands, also adversely affecting our revenue and earnings. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations.

The current concentration of our business in central and southern Pennsylvania makes us susceptible to adverse developments in local economic and demographic conditions.

Our service territory presently includes 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. Our revenues and operating results are therefore subject to local economic and demographic conditions in the area. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.

Contamination of our water supply may cause disruption in our services and adversely affect our revenues.

Our water supply is subject to contamination from the migration of naturally-occurring substances in groundwater and surface systems and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

The necessity for increased security has and may continue to result in increased operating costs.

In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation's health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.

We depend on the availability of capital for expansion, construction and maintenance.

Our ability to continue our expansion efforts and fund our construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. In addition, approval from the PPUC must be obtained prior to our sale and issuance of securities. If we are unable to obtain approval from the PPUC on these matters, or to obtain approval in a timely manner, it may affect our ability to effect transactions that are beneficial to us or our shareholders. A single transaction may itself not be profitable but might still be necessary to continue providing service or to grow the business.

We may face competition from other water suppliers that may hinder our growth and reduce our profitability.

We face competition from other water suppliers for acquisitions, which may limit our growth opportunities. Furthermore, even after we have been the successful bidder in an acquisition, competing water suppliers may challenge our application for extending our franchise territory to cover the target company's market. Finally, third parties either supplying water on a contract basis to municipalities or entering into agreements to operate municipal water systems might adversely affect our business by winning contracts that may be beneficial to us. If we are unable to compete successfully with other water suppliers for these acquisitions, franchise territories and contracts, it may impede our expansion goals and adversely affect our profitability.

An important element of our growth strategy is the acquisition of water systems. Any pending or future acquisitions we decide to undertake will involve risks.

The acquisition and integration of water systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs. Further, acquisitions may result in dilution for the owners of our common stock, our incurrence of debt and contingent liabilities and fluctuations in quarterly results. In addition, the businesses and other assets we acquire may not achieve the financial results that we expect, which could adversely affect our profitability.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

The terms of our debt instruments impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since our inception in 1816 and have increased the amount of dividends paid each year since 1997. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on our common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, our operating results could suffer.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline.

The failure of, or the requirement to repair, upgrade or dismantle, either of our dams may adversely affect our financial condition and results of operations.

Our water system includes two impounding dams. While the Company maintains robust dam maintenance and inspection programs, a failure of the dams could result in injuries and damage to residential and/or commercial property downstream for which we may be responsible, in whole or in part. The failure of a dam could also adversely affect our ability to supply water in sufficient quantities to our customers and could adversely affect our financial condition and results of operations. We carry liability insurance on our dams, however, our limits may not be sufficient to cover all losses or liabilities incurred due to the failure of one of our dams. The estimated costs to maintain and upgrade our dams is included in our capital budget. Although such costs have previously been recoverable in rates, there is no guarantee that these costs will continue to be recoverable and in what magnitude they will be recoverable.

We are subject to market and interest rate risk on our $12,000,000 variable rate PEDFA Series A bond issue.

We are subject to interest rate risk in conjunction with our $12,000,000 variable interest rate debt issue. This exposure, however, has been hedged with an interest rate swap. This hedge will protect the Company from the risk of changes in the benchmark interest rates, but does not protect the Company's exposure to the changes in the difference between its own variable funding rate and the benchmark rate. A breakdown of the historical relationships between the Company's cost of funds and the benchmark rate underlying the interest rate swap could result in higher interest rates adversely affecting our financial results.

The holders of the $12,000,000 variable rate PEDFA Series A Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association ("the bank") dated as of May 1, 2008. This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds. The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed. If the bank is unable to meet its obligations, the Company would be required to buy any bonds which had been tendered.

Item 1B. Unresolved Staff Comments.

The Company has no unresolved staff comments.

Item 2. Properties.

Source of Supply

The Company has two impounding dams located in York and Springfield Townships adjoining the Borough of Jacobus to the south. The lower dam, the Lake Williams Impounding Dam, is constructed of compacted earth with a concrete core wall and is 700 feet long and 58 feet high and creates a reservoir covering approximately 165 acres containing about 870 million gallons of water. About 800 acres surrounding the reservoir are planted with more than 1.2 million evergreen trees, which the Company believes will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt. The upper dam, the Lake Redman Impounding Dam, is constructed of compacted earth and is 1,000 feet long and 52 feet high and creates a reservoir covering approximately 290 acres containing about 1.3 billion gallons of water. About 600 acres surrounding the reservoir are planted with grass, which the Company believes will protect the area both from pollution and also from soil erosion, which might otherwise fill the reservoir with silt.

In addition to the two impounding dams, the Company owns a 15-mile pipeline from the Susquehanna River to Lake Redman that provides access to a supply of an additional 12.0 million gallons of water per day. As of December 31, 2008, the Company's present average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons.

Pumping Stations

The Company's main pumping station is located in Spring Garden Township on the south branch of the Codorus Creek about 1,500 feet upstream from its confluence with the west branch of the Codorus Creek and about four miles downstream from the Company's lower impounding dam. The pumping station presently houses pumping equipment consisting of three electrically driven centrifugal pumps and two diesel-engine driven centrifugal pumps with a combined pumping capacity of 68.0 million gallons per day. The pumping capacity is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. A large diesel backup generator is installed to provide power to the pumps in the event of an emergency. The raw water is pumped approximately two miles to the filtration plant through pipes owned by the Company.

The Susquehanna River Pumping Station is located on the western shore of the Susquehanna River several miles south of Wrightsville, PA. The pumping station is equipped with three Floway Vertical Turbine pumps rated at 6 million gallons per day each. The pumps are driven by three Caterpillar 3512 Diesel Engines rated at 1175 H.P. each. The pumping station pumps water from the Susquehanna River approximately 15 miles through a combination of 30" and 36" ductile iron main to the Company's upper impounding dam, located at Lake Redman.

Water Treatment

The Company's filtration plant is located in Spring Garden Township about one-half mile south of the City of York. Water at this plant is filtered through twelve dual media filters having a stated capacity of 31.0 million gallons per day with a maximum supply of 42.0 million gallons per day for short periods if necessary. Based on an average daily consumption in 2008 of approximately 18.3 million gallons, the Company believes the pumping and filtering facilities are adequate to meet present and anticipated demands. In 2005, the Company performed a capacity study of the filtration plant and in 2007, began upgrading the facility to increase capacity for future growth. The project is expected to continue over the next several years.

The Company's new sediment recycling facility was completed and brought on line in September 2008 at its Spring Garden Township location. This state of the art facility employs cutting edge technology to remove fine, suspended solids from untreated water. The Company estimates that through this energy efficient, environmentally friendly process, approximately 600 tons of sediment will be removed annually, thereby, improving the quality of the Codorus Creek watershed.

Transmission and Distribution

The distribution system of the Company has approximately 884 miles of main water lines which range in diameter from 2 inches to 36 inches. The distribution system includes 26 booster stations and 29 standpipes and reservoirs capable of storing approximately 58.0 million gallons of potable water. All booster stations are equipped with at least two pumps for protection in case of mechanical failure. The construction of the new booster station in the northwest area of York, which commenced in 2008, is scheduled to be completed and interconnected to a new northwest reinforcing main during the second quarter of 2009. The Company also plans to construct an additional standpipe in Thomasville, Jackson Township during 2009.

Other Properties

The Company's distribution center and material and supplies warehouse are located at 1801 Mt. Rose Avenue, Springettsbury Township and are composed of three one-story concrete block buildings aggregating 30,680 square feet.

The accounting and executive offices of the Company are located in one three-story and one two-story brick and masonry buildings, containing a total of approximately 21,861 square feet, at 124 and 130 East Market Street, York, Pennsylvania.

All of the Company's properties described above are held in fee by the Company. There are no material encumbrances on such properties.

In 1976, the Company entered into a Joint Use and Park Management Agreement with York County under which the Company licensed use of certain of its lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,700 acres in Springfield and York townships. Of the Park's acreage, approximately 500 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use Agreement subordinates the County's use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

Item 3. Legal Proceedings.

There are no material legal proceedings involving the Company.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of the security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The information set forth under the caption "Market for Common Stock and Dividends" and "Dividend Policy" of the 2008 Annual Report to Shareholders is incorporated herein by reference.

The Company has no securities authorized for issuance under equity compensation plans with the exception of an employee stock purchase plan. The employee stock purchase plan allows employees to purchase stock at a 5% discount up to a maximum of 10% of their gross compensation. Under this plan, approximately 52,000 authorized shares remain unissued as of December 31, 2008.

Purchases of Equity Securities by the Company

The Company did not repurchase any of its securities during the fourth quarter of 2008.

Performance Graph

The following line graph presents the annual and cumulative total shareholder return for The York Water Company Common Stock over a five-year period from 2003 through 2008, based on the market price of the Common Stock and assuming reinvestment of dividends, compared with the cumulative total shareholder return of companies in the S & P 500 Index and a peer group made up of publicly traded water utilities, also assuming reinvestment of dividends. The peer group companies include: American States, Aqua America, Artesian Resources, California Water Service, Connecticut Water Service, Middlesex Water, Pennichuck Corporation, San Jose Water and Southwest Water.

The York Water Company: ***Price Performance***
(2003 - 2008)



180
160
140
120
100
80
60
40
2003
2004
2005
2006
2007
2008
YORW
S & P 500
Peer Group*

	2003	2004	2005	2006	2007	2008
The York Water Company	100.00	109.99	150.67	160.27	142.90	115.53
S & P 500 Index	100.00	108.99	112.26	127.55	132.06	81.23
Peer Group*	100.00	115.61	150.75	150.63	145.01	140.29

* SJW, ARTNA, CTWS, MSEX, PNNW, SWWC, AWR, CWT, WTR

Source: FactSet Research Systems Inc.

Item 6. Selected Financial Data.

The information set forth under the caption "Highlights of Our 193rd Year" of the 2008 Annual Report to Shareholders is incorporated herein by reference.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The information set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" of the 2008 Annual Report to Shareholders is incorporated herein by reference.

This annual report on Form 10-K contains certain matters which are not historical facts, but which are forward-looking statements. Words such as "may," "should," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify forward-looking statements. The Company intends these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include certain information relating to the Company's business strategy; statements including, but not limited to:

- expected profitability and results of operations;
- goals, priorities and plans for, and cost of, growth and expansion;
- strategic initiatives;
- availability of water supply;
- water usage by customers; and
- ability to pay dividends on common stock and the rate of those dividends.

The forward-looking statements in this Annual Report reflect what the Company currently anticipates will happen. What actually happens could differ materially from what it currently anticipates will happen. The Company does not intend to make any public announcement when forward-looking statements in this Annual Report are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason. Important matters that may affect what will actually happen include, but are not limited to:

- changes in weather, including drought conditions;
- levels of rate relief granted;
- the level of commercial and industrial business activity within the Company's service territory;
- construction of new housing within the Company's service territory and increases in population;
- changes in government policies or regulations;
- the ability to obtain permits for expansion projects;
- material changes in demand from customers, including the impact of conservation efforts which may impact the demand of customers for water;
- changes in economic and business conditions, including interest rates, which are less favorable than expected;
- the ability to obtain financing; and
- other matters set forth in Item 1A, "Risk Factors".

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

All dollar amounts are stated in thousands of dollars.

The Company does not use off-balance sheet transactions, arrangements or obligations that may have a material current or future effect on financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses. The Company does not use securitization of receivables or unconsolidated entities. The Company does not engage in trading or risk management activities, with the exception of the interest rate swap agreement discussed in Note 4 to the financial statements, does not use derivative financial instruments for trading purposes, has no lease obligations or guarantees and does not have material transactions involving related parties.

The Company's operations are exposed to market risks primarily as a result of changes in interest rates. This exposure to these market risks relates to the Company's debt obligations under its lines of credit. As of February 2009, the Company has lines of credit with maximum availability of $28,000 with two banks. One such line of credit includes a $4,000 portion which is payable upon demand and carries an interest rate of 4.00% , or LIBOR plus 0.70%, whichever is greater, and a $13,000 committed portion with a revolving 2-year maturity (currently May 2010) which currently carries an interest rate of LIBOR plus 0.70%. The Company had $9,098 in outstanding borrowings under the committed portion and no on-demand borrowings under this line of credit as of December 31, 2008. Both portions of this line of credit are unsecured. The second line of credit, in the amount of $11,000, is a committed line of credit which matures in May 2010 and carries an interest rate of LIBOR plus 1.50%. This line of credit has a compensating balance requirement of $500. The Company had $6,000 in outstanding borrowings under this line of credit as of December 31, 2008. The weighted average interest rate on line of credit borrowings as of December 31, 2008 was 2.32%. Other than lines of credit, the Company has long-term fixed rate debt obligations as discussed in Note 4 to the Financial Statements included in the 2008 Annual Report to Shareholders included as Exhibit 13 to this Form 10-K and a variable rate PEDFA loan agreement described below.

In May 2008, the Pennsylvania Economic Development Financing Authority, or the PEDFA, issued $12,000 aggregate principal amount of PEDFA Exempt Facilities Revenue Bonds, Series A. The proceeds of this bond issue were used to refund the $12,000 PEDFA Exempt Facilities Revenue Bonds, Series B of 2004 which were refunded due to bond insurer downgrading issues. The PEDFA then loaned the proceeds to the Company pursuant to a variable interest rate loan agreement with a maturity date of October 1, 2029. In connection with the loan agreement, the Company retained its interest rate swap agreement whereby the Company exchanged its floating rate obligation for a fixed rate obligation. The purpose of the interest rate swap is to manage the Company's exposure to fluctuations in the interest rate. If the interest rate swap agreement works as intended, the receive rate on the swap should approximate the variable rate we pay on the PEDFA Series A Bond Issue, thereby minimizing our risk. See Note 4 to the financial statements of our 2008 Annual Report to Shareholders included as Exhibit 13 to this Form 10-K.

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates, including long-term debt obligations and the interest rate swap. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. For the interest rate swap, the table presents the undiscounted net payments and weighted average interest rates by expected maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the reporting date.

(In thousands of dollars)

	Expected Maturity Date							
Liabilities	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Long-term debt:								
Fixed Rate	$2,741	$4,341	$41	$42	$42	$58,048	$65,255	$68,000
Average interest rate	3.56%	3.72%	1.00%	1.00%	1.00%	7.10%	6.71%	
Variable Rate	-	$21,098	-	-	-	-	$21,098	$21,000
Average interest rate	2.19%	2.19%	-	-	-	-	2.19%	

(In thousands of dollars)

	Expected Maturity Date							
Interest Rate Derivatives	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Interest Rate Swap – Notional Value $12,000								$2,037
Variable to Fixed *	$313	$224	$198	$260	$184	$2,605	$3,784	
Average pay rate	3.16%	3.16%	3.16%	3.16%	3.16%	3.16%	3.16%	
Average receive rate	0.93%	2.16%	2.52%	1.69%	2.71%	2.99%	2.75%	

*Represents undiscounted net payments.

The variable rate portion of the liabilities section of the table includes the $12,000 variable rate loan due in 2010, as the underlying bonds could be tendered at any time. If all of the bonds were tendered and could not be remarketed, the earliest that the Company would have to buy them back would be fourteen months from the date of notification. As of February 28, 2009, there had been no such notification. If the bonds are able to be remarketed as intended for the term of the bonds, the loan will be due in October 2029. Interest on the $12,000 variable rate loan is included at an assumed interest rate of 2.22%, which represents the average rate paid to bondholders for the PEDFA Series A issue in 2008. The variable rate portion of the liabilities section also includes $9,098 in 2010 of outstanding borrowings under the Company's committed line of credit. This line of credit is reviewed annually and could be extended for another year. The interest rate is variable but is included in the table at its December 31, 2008 rate of 2.14 percent.

Item 8. Financial Statements and Supplementary Data.

The following financial statements set forth in the printed 2008 Annual Report to Shareholders are incorporated herein by reference:

Except for the above financial data and the information specified under Items 1, 5, 6, 7, and 7A of this report, the 2008 Annual Report to Shareholders is not deemed to be filed as part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's President and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, the Company's President and Chief Executive Officer along with the Chief Financial Officer concluded that the Company's disclosure controls and procedures as of the end of the period covered by this report are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to the Company's management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure. A controls system cannot provide absolute assurance, however, that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

The Company's management's report on internal control over financial reporting is set forth in Item 8 of this annual report on Form 10-K and is incorporated by reference herein.

(b) Attestation Report of the Independent Registered Public Accounting Firm

The Company's internal controls over financial reporting as of December 31, 2008 have been audited by Beard Miller Company LLP, the independent registered public accounting firm who also audited the Company's financial statements. Beard Miller's attestation report on the Company's internal control over financial reporting is set forth in Item 8 of this annual report on Form 10-K and is incorporated by reference herein.

(c) Change in Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Directors and Executive Officers

The information set forth under the caption "Voting Securities and Principal Holders Thereof" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Other Directorships

The information set forth under the caption "General Information about Other Boards of Directors" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

The information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Code of Ethics

The Company's Board of Directors has adopted a Code of Conduct applicable to all Directors, officers and employees. There were no waivers of the code made for any Director, officer or employee during 2008. A copy of the Code of Conduct was filed with the Securities and Exchange Commission as Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002. The Code of Conduct is also available, free of charge, on the Company's website at www.yorkwater.com. The Company intends to disclose amendments to, or Director, officer and employee waivers from, the Code of Conduct, if any, on its website, or by Form 8-K to the extent required.

Audit Committee

The information set forth under the caption "Committees and Functions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

The Board of Directors has determined that John L. Finlayson, Chairman of the Audit Committee, is an Audit Committee financial expert within the meaning of the applicable SEC rules. Mr. Finlayson is a Certified Public Accountant, and has an understanding of generally accepted accounting principles and financial statements, as well as the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves. Mr. Finlayson is experienced in the preparation and auditing of financial statements of public companies, and has an understanding of accounting estimates, internal control over financial reporting and audit committee functions. He is independent of management.

Item 11. Executive Compensation.

The information set forth under the caption "Compensation of Directors and Executive Officers" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Compensation Committee Interlocks and Insider Participation

The information set forth under the caption "Committees and Functions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Compensation Committee Report

The information set forth under the caption "Compensation Committee Report" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The Company has no securities authorized for issuance under equity compensation plans with the exception of an employee stock purchase plan. The employee stock purchase plan allows employees to purchase stock at a 5% discount up to a maximum of 10% of their gross compensation. Under this plan, approximately 52,000 authorized shares remain unissued as of December 31, 2008.

The information set forth under the caption "Voting Securities and Principal Holders Thereof" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Michael W. Gang, an independent director of the Company, is a partner in the law firm of Post & Schell PC. The Company retained this firm for various matters in the ordinary course of business during 2008 and expects to do so again during 2009. The Company paid approximately $212,000 to this law firm in 2008. The Company plans to consult with Jeffrey S. Osman, Retired President and Chief Executive Officer and who currently is a Director, regarding regulatory and other matters in 2009. The value of these services is expected to be less than $50,000.

The information set forth under the captions "Election of Directors" and "Disclosure of Related Party Transactions" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference

Item 14. Principal Accountant Fees and Services.

The information set forth under the caption, "Shareholder Approval of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement issued pursuant to Regulation 14A for the Company's 2009 Annual Meeting of Shareholders to be held May 4, 2009 is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)(1) Certain documents filed as a part of the Form 10-K.

The financial statements set forth under Item 8 of this Form 10-K.

(a)(2) Financial Statement schedules.

Schedule Number	Schedule Description	Page Number
II	Valuation and Qualifying Accounts for the years ended December 31, 2008, 2007 and 2006	17

The report of the Company's independent registered public accounting firm with respect to the financial statement schedule appears on page 16.

All other financial statements and schedules not listed have been omitted since the required information is included in the financial statements or the notes thereto, or is not applicable or required.

(a)(3) Exhibits required by Item 601 of Regulation S-K.

The exhibits are set forth in the Index to Exhibits shown on pages 19 through 22.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
The York Water Company

The audits referred to in our report dated March 11, 2009 relating to the financial statements of The York Water Company, incorporated in Item 8 of the Form 10-K by reference to the annual report to shareholders for the year ended December 31, 2008 also included the audit of the financial statement schedule listed in Item 15(a)(2). This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audits.

In our opinion, the financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 11, 2009

THE YORK WATER COMPANY

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

FOR THE THREE YEARS ENDED DECEMBER 31, 2008

Description	Balance at Beginning Of Year	Additions		Deductions	Balance At End Of Year
		Charged to Cost and Expenses	Recoveries		
FOR THE YEAR ENDED DECEMBER 31, 2008 Reserve for uncollectible accounts	$193,000	$176,534	$38,224	$212,758	$195,000
FOR THE YEAR ENDED DECEMBER 31, 2007 Reserve for uncollectible accounts	$173,000	$153,855	$20,831	$154,686	$193,000
FOR THE YEAR ENDED DECEMBER 31, 2006 Reserve for uncollectible accounts	$135,000	$209,914	$15,253	$187,167	$173,000

The Deductions column above represents write-offs of accounts receivable during the applicable year.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE YORK WATER COMPANY
(Registrant)

Dated: March 9, 2009

By: ______________________
Jeffrey R. Hines
President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: ______________________
Jeffrey R. Hines
(Principal Executive Officer
and Director)

Dated: March 9, 2009

By: ______________________
Kathleen M. Miller
(Principal Accounting Officer
and Chief Financial Officer)

Dated: March 9, 2009

Directors:	Date:
By: ______________________ Thomas C. Norris	March 9, 2009
By: ______________________ Cynthia A. Dotzel	March 9, 2009
By: ______________________ John L. Finlayson	March 9, 2009
By: ______________________ Michael W. Gang	March 9, 2009
By: ______________________ Jeffrey R. Hines	March 9, 2009
By: ______________________ George W. Hodges	March 9, 2009
By: ______________________ George Hay Kain, III	March 9, 2009
By: ______________________ William T. Morris	March 9, 2009
By: ______________________ Jeffrey S. Osman	March 9, 2009
By: ______________________ Ernest J. Waters	March 9, 2009

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
3	Amended and Restated Articles of Incorporation	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 3.1 to Form 8-K dated August 30, 2006.
3.1	By-Laws	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 3.1 to Form 8-K dated January 24, 2007.
4.1	Dividend Reinvestment and Direct Stock Purchase and Sale Plan	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as the Prospectus included in Post-Effective Amendment No. 1 to Form S-3 dated June 26, 2008 (File No. 333-59072).
4.2	Shareholder Rights Agreement	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.1 to Form 8-K dated January 26, 2009.
10.1	Articles of Agreement Between The York Water Company and Springettsbury Township relative to Extension of Water Mains dated April 17, 1985	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's 1989 Form 10-K.
10.2	Articles of Agreement Between The York Water Company and Windsor Township relative to Extension of Water Mains dated February 9, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's 1989 Form 10-K.
10.3	Articles of Agreement Between The York Water Company and York Township relative to Extension of Water Mains dated December 29, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.5 to the Company's 1990 Form 10-K.
10.4	Note Agreement relative to the $6,000,000 10.17% Senior Notes, Series A and $5,000,000 9.60% Senior Notes, Series B dated January 2, 1989	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.5 to the Company's 1989 Form 10-K.
10.5	Note Agreement relative to the $6,500,000 10.05% Senior Notes, Series C dated August 15, 1990	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.6 to the Company's 1990 Form 10-K.

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
10.6	Note Agreement relative to the $7,500,000 8.43% Senior Notes, Series D dated December 15, 1992	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.7 to the Company's 1992 Form 10-K.
10.7	Fourth Supplemental Acquisition, Financing and Sale Agreement relative to the $2,700,000 4.75% Water Facilities Revenue Refunding Bonds dated February 1, 1994	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.8 to the Company's Quarterly Report Form 10-Q for the quarter ended June 30, 1994.
10.8	Fifth Supplemental Acquisition, Financing and Sale Agreement relative to the $4,300,000 5% Water Facilities Revenue Refunding Bonds dated October 1, 1995	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.9 to the Company's Quarterly Report Form 10-Q for the quarter ended September 30, 1995.
10.9	Loan Agreement between The York Water Company and the Pennsylvania Infrastructure Investment Authority for $800,000 at 1.00% dated August 24, 1999	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.2 to the Company's 2000 Form 10-K.
10.10	Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of April 1, 2004 relative to the $2,350,000 4.05% and $4,950,000 5% Exempt Facilities Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 4.1 to the Company's June 30, 2004 Form 10-Q.
10.11	Loan Agreement between The York Water Company and York County Industrial Development Authority, dated as of October 1, 2006 relative to the $10,500,000 4.75% Exempt Facilities Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's November 2, 2006 Form 8-K.
10.12	Trust Indenture dated October 1, 2006 between the York County Industrial Development Authority and Manufacturers and Traders Trust Company, as trustee	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's November 2, 2006 Form 8-K.
10.13	Variable Rate Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of May 1, 2008 relative to the $12,000,000 Exempt Facilities Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's May 12, 2008 Form 8-K.
10.14	Trust Indenture dated as of May 1, 2008 between Pennsylvania Economic Development Financing Authority and Manufacturers and Traders Trust Company, as trustee	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's May 12, 2008 Form 8-K.

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
10.15	Reimbursement, Credit and Security Agreement, dated as of May 1, 2008 between The York Water Company and PNC Bank, National Association	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.3 to the Company's May 12, 2008 Form 8-K.
10.16	Loan Agreement between The York Water Company and Pennsylvania Economic Development Financing Authority, dated as of October 1, 2008 relative to the $15,000,000 6.0% Exempt Facilities Revenue Bonds	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's October 15, 2008 Form 8-K.
10.17	Trust Indenture dated as of October 1, 2008 between Pennsylvania Economic Development Financing Authority and Manufacturers and Traders Trust Company, as trustee	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.2 to the Company's October 15, 2008 Form 8-K.
10.18	Cash Incentive Plan	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 10.1 to the Company's January 24, 2005 Form 8-K.
10.19	Form of Amended and Restated Change in Control Agreement made as of November 5, 2008 between The York Water Company and each of the individuals listed on Schedule 10.19 thereto, which plans are identical in all material respects except as indicated in Schedule 10.19	Filed herewith.
10.20	Form of Amended and Restated Supplemental Retirement Plan made as of January 1, 2009 between The York Water Company and each of the individuals listed on Schedule 10.20 thereto, which plans are identical in all material respects except as indicated in Schedule 10.20	Filed herewith.
10.21	Form of Amended and Restated Deferred Compensation Plan made as of January 1, 2009 between The York Water Company and each of the individuals listed on Schedule 10.21 thereto, which plans are identical in all material respects except as indicated in Schedule 10.21	Filed herewith.

Exhibit Number	Exhibit Description	Page Number of Incorporation By Reference
13	2008 Annual Report to Shareholders	Filed herewith.
14	Company Code of Conduct	Incorporated herein by reference. Filed previously with the Securities and Exchange Commission as Exhibit 14 to the Company's 2002 Form 10-K.
23	Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm	Filed herewith.
31.1	Certification pursuant to Rule 13a-15(f) and 15d-15(f)	Filed herewith.
31.2	Certification pursuant to Rule 13a-15(f) and 15d-15(f)	Filed herewith.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.2	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Filed herewith.

EXHIBIT 10.19

FORM OF AMENDED AND RESTATED CHANGE IN CONTROL AGREEMENT

The York Water Company's Form of Amended and Restated Change in Control Agreement is attached hereto.

AMENDED AND RESTATED

AGREEMENT

This Amended and Restated Agreement (this "Agreement") made as of ___________________, between The York Water Company, a Pennsylvania corporation (the "Company"), and _______________ ("Employee").

WHEREAS, Employee is the ______________________ of the Company and devotes substantially all of his business time and efforts to the Company's affairs;

WHEREAS, the Company recognizes that the departure or distraction of key management personnel would be detrimental to the business of the Company;

WHEREAS, the Board of Directors of the Company has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of key members of the Company's management to their assigned duties without distraction;

WHEREAS, in consideration of Employee's continued employment with the Company and his agreement not to compete with the Company as set forth in this Agreement, the Company agrees that Employee shall receive the compensation set forth in this Agreement against the adverse financial and career impact on Employee if his employment with the Company is terminated under certain circumstances;

WHEREAS, the Company wishes to reward the dedication and loyalty of Employee by providing for certain bonus payments to be made to Employee based upon Employee's tenure, the Company agrees that Employee shall receive the payments set forth in this Agreement upon the achievement of certain temporal milestones;

WHEREAS, the Company and Employee previously entered into this Agreement on ___________ (the "Prior Agreement"); and

WHEREAS, the parties now wish to amend and restate the Prior Agreement on the terms set forth herein to make this Agreement compliant with the applicable requirements of Section 409A of the Code (as defined below) and the regulations promulgated thereunder.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, the parties hereto agree as follows:

1. Definitions. For all purposes of this Agreement, the following terms shall have the meanings specified in this Section unless the context clearly otherwise requires:

(a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

(b) A Person shall be deemed the "Beneficial Owner" of any securities: (i) that such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding (whether or not in writing) or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the "Beneficial Owner" of securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for payment, purchase or exchange; (ii) that such Person or any of such Person's Affiliates or Associates, directly or indirectly, has the right to vote or dispose of or has "beneficial ownership" of (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act), including without limitation, pursuant to any agreement, arrangement or understanding, whether or not in writing; provided, however, that a Person shall not be deemed the "Beneficial Owner" of any security under this clause (ii) as a result of an oral or written agreement, arrangement or understanding to vote such security if such agreement, arrangement or understanding (A) arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the General Rules and Regulations under the Exchange Act, and (B) is not then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report); or (iii) that are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) with which such Person (or any of such Person's Affiliates or Associates) has any agreement, arrangement or understanding (whether or not in writing) for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy as described in the proviso to clause (ii) above) or disposing of any voting securities of the Company; provided, however, that nothing in this Section 1(b) shall cause a Person engaged in business as an underwriter of securities to be the "Beneficial Owner" of any securities acquired through such Person's participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition.

(c) "Board" shall mean the Board of Directors of the Company.

(d) "Business Combination" shall mean a reorganization, merger or consolidation of the Company.

(e) "Cause" shall mean (i) misappropriation of funds or any act of common law fraud, (ii) habitual insobriety or substance abuse, (iii) conviction of a felony or any crime involving moral turpitude, (iv) willful misconduct or gross negligence by Employee in the performance of his duties, (v) the willful failure of Employee to perform a material function of Employee's duties hereunder, or (vi) Employee engaging in a conflict of interest or other breach of fiduciary duty.

(f) "Change of Control" shall mean:

(i) Any Person (except Employee, his Affiliates and Associates, the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such employee benefit plan), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner in the aggregate of 50 percent or more of either (A) the Outstanding Company Common Stock or (B) the Company Voting Securities , in either case unless a majority of the members of the Board in office immediately prior to such acquisition determine within five business days of the receipt of actual notice of such acquisition that the circumstances do not warrant the implementation of the provisions of this Agreement;

(ii) The Incumbent Board ceases for any reason to constitute at least a majority of the Board, provided that any individual becoming a director subsequent to the beginning of such period whose election or nomination for election by the Company's shareholders was approved by a vote of at least a majority of the directors then constituting the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of the Company (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act);

(iii) Consummation by the Company of a Business Combination, in each case, with respect to which all or substantially all of the individuals and entities who were the respective Beneficial Owners of the Outstanding Company Common Stock and Company Voting Securities immediately prior to such Business Combination are not, following such Business Combination, Beneficial Owners, directly or indirectly, of more than 50 percent of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination in substantially the same proportion as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Company Voting Securities, as the case may be, in any such case unless a majority of the members of the Board in office immediately prior to such Business Combination determines at the time of such Business Combination that the circumstances do not warrant the implementation of the provisions of this Agreement; or

(iv) (A) Consummation of a complete liquidation or dissolution of the Company or (B) sale or other disposition of all or substantially all of the assets of the Company other than to a corporation with respect to which, following such sale or disposition, individuals and entities that are the Beneficial Owners of more than 50 percent of, respectively, the Outstanding Company Common Stock and the Company Voting Securities are substantially the same as the individuals and entities who were the Beneficial Owners, respectively, of the Outstanding Company Common Stock and Company Voting Securities immediately prior to such sale or disposition in substantially the same proportion as their ownership of the Outstanding Company Common Stock and Company Voting Securities, as the case may be, immediately prior to such sale or disposition, in any such case unless a majority of the members of the Incumbent Board in office immediately prior to such sale or disposition determines at the time of such sale or disposition that the circumstances do not warrant the implementation of the provisions of this Agreement.

(g) "Code" shall mean the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(h) "Company Voting Securities" shall mean the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors.

(i) "Compensation" shall mean the sum of base compensation and annual bonus compensation payable in cash to Employee during the twelve months preceding any date of determination under this Agreement.

(j) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(k) "Good Reason Termination" shall mean a Termination of Employment initiated by Employee following a Change of Control and the occurrence of one or more of the following events, without the consent of Employee:

(i) any action or inaction that constitutes a material breach by the Company of this Agreement, including but not limited to a breach of Section 6 hereof;

(ii) any material reduction by the Company of the authority, duties or responsibilities of Employee's principal assignment with the Company;

(iii) any material reduction in Employee's base compensation;

(iv) any removal by the Company of Employee from the employment grade or officer positions which Employee holds as of the effective date hereof except in connection with promotions to higher office; provided, however, that such removal results in a diminution in Employee's authority, duties or responsibilities; or

(v) a material change in the geographic location at which Employee must perform services; provided that a transfer of Employee to a location that is more than 50 miles from his principal place of business immediately preceding the Change of Control shall constitute a material change in the geographic location.

Notwithstanding the preceding definition of Good Reason Termination, Employee shall only have a Good Reason Termination for purposes of this Agreement if he provides written notice to the Company identifying the event or omission constituting the reason for the Good Reason Termination not more than 30 days following the occurrence of such event. Within 30 days after notice has been provided, the Company shall have the opportunity, but shall have no obligation, to cure such events or conditions that give rise to the Good Reason Termination. If the Company fails to cure the events or conditions giving rise to Employee's Good Reason Termination, Employee must actually terminate within 60 days thereafter for the termination to be a Good Reason Termination.

(l) "Incumbent Board" shall mean those individuals who, as of any date of determination under the Agreement, are individuals who have constituted the Board during the preceding 12-month period.

(m) "Outstanding Company Common Stock" shall mean the then outstanding shares of common stock of the Company.

(n) "Person" shall mean any natural person, business trust, corporation, partnership, limited liability company, joint stock company, proprietorship, association, trust, joint venture, unincorporated association or any other legal entity of whatever nature.

(o) "Phase Out Date" shall mean the first day of the calendar month coincident with or next following Employee's 65th birthday.

(p) "Subsidiary" shall mean any corporation in which the Company, directly or indirectly, owns at least a 50 percent interest or an unincorporated entity of which the Company, directly or indirectly, owns at least 50 percent of the profits or capital interests.

(q) "Termination Date" shall mean the date of Employee's Termination of Employment.

(r) "Termination of Employment" shall mean Employee's "separation from service" within the meaning of such term under Section 409A of the Code) with the Company.

2. Notice of Termination. Any Termination of Employment shall be communicated by a Notice of Termination in accordance with Section 17 hereof. For purposes of this Agreement, a "Notice of Termination" means a written notice which, in the case of a Good Reason Termination by Employee (a) indicates the specific reasons for the termination, (b) briefly summarizes the facts and circumstances deemed to provide a basis for termination of Employee's employment, and (c) if the Termination Date is other than the date of receipt of such notice, specifies the Termination Date (which date shall not be more than 15 days after the giving of such notice).

3. Severance Compensation upon Termination; Bonus Payments upon Certain Circumstances.

(a) In the event of (i) an involuntary Termination of Employment for any reason other than Cause or (ii) a Good Reason Termination, in either case within one year following a Change of Control or six months prior to a Change of Control, the Company shall pay to Employee, within 60 days after the later of the Termination Date or the date of the Change of Control, a single sum cash payment equal to _____ multiplied by Employee's Compensation and on the first payroll date of the seventh month following Employee's Termination Date with the Company, in accordance with the requirements set forth in Section 14(c), an additional single sum cash payment equal to one-fourth (25 percent) multiplied by Employee's Compensation, both payments subject to Employee's execution and non-revocation of a release in form and substance reasonably satisfactory to the Chairman of the Board and customary employment taxes and statutory deductions.

(b) In the event of Employee's voluntary Termination of Employment for any reason other than a Good Reason Termination, within (i) three months after a Change of Control, Employee shall not be entitled to any payment; or (ii) three months and one day to 12 months following a Change of Control, the Company shall pay to Employee on the first payroll date of the seventh month following Employee's Termination Date with the Company, in accordance with the requirements set forth in Section 14(c), subject to Employee's execution and non-revocation of a release in form and substance reasonably satisfactory to the Chairman of the Board, a single sum cash payment equal to one-fourth (25 percent) of Employee's Compensation, subject to customary employment taxes and statutory deductions.

(c) If on the date 12 months and one day following a Change of Control there has not been a Termination of Employment, then the Company shall pay to Employee, within 60 days after such date, a single sum in cash equal to one-half (50 percent) multiplied by Employee's Compensation, subject to customary employment taxes and statutory deductions; provided that the foregoing amount shall only be paid if the transaction constituting a Change of Control hereunder also constitutes a "change in control event" as such term is defined in Section 409A of the Code.

(d) Notwithstanding paragraph (a) or (b) above and without regard to the fact that payment is to be made in a single sum, until the earlier of the Phase Out Date or 36 months after the Termination Date, Employee shall be entitled to continued coverage under the Company's medical, dental and other welfare benefit plans at the same level of coverage (and required employee contributions, if any) as Employee was receiving at the time of his Termination Date, subject to the Company's right to make changes to such plans for all of its executive level employees generally; provided, however, that this obligation of the Company shall cease upon Employee's obtaining new employment that provides Employee with eligibility for comparable medical benefits without a pre-existing condition limitation; and, provided, further, that such extended coverage shall be in addition to, and not as a substitute for, Employee's COBRA rights which shall apply at the end of such extended coverage. All other benefit plan coverages, retirement benefit accruals and fringe benefit eligibility shall cease on the Termination Date subject to applicable rights under ERISA and COBRA.

4. Other Payments. The payment due under Section 3 hereof shall be in addition to and not in lieu of any payments or benefits accrued for Employee through the Termination Date under any plan, policy or program of the Company, including the Supplemental Retirement Plan and the Deferred Compensation Agreement, except that no payments shall be due to Employee under any severance pay plan for the Company's employees.

5. Enforcement.

(a) In the event that the Company shall fail or refuse to make payment of any amounts due Employee under Sections 3 and 4 hereof within the respective time periods provided therein, the Company shall pay to an escrow agent, who shall invest such sum with interest to be paid to the prevailing party, any amount remaining unpaid under Section 3 or 4. In such event, the parties shall engage in arbitration in the City of Harrisburg, Pennsylvania, in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association, before a panel of three arbitrators, one of whom shall be selected by the Company and one by Employee, and the third of whom shall be selected by the other two arbitrators. Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by either party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable. The arbitrators shall have no authority to modify any provision of this Agreement or to award a remedy for a dispute involving this Agreement other than a benefit specifically provided under or by virtue of the Agreement. The delayed payment will be treated as paid on the date specified under this Agreement if Employee accepts any portion of the payment that the Company is willing to make, Employee makes prompt and reasonable, good faith efforts to collect the remaining portion of the payment and the remainder of the payment is made no later than the end of the Company's first taxable year in which the arbitrators reach a decision, the Company and Employee enter into a legally binding settlement of the dispute over the payment or the date the Company concedes the payment is due to Employee. For Employee's efforts to collect payment to be considered prompt, reasonable and in good faith, Employee must provide notice to the Company within 90 days of the latest date that payment could have been made in accordance with the terms of this Agreement and, if not paid, Employee must take further enforcement measures within 180 days after such date.

(b) The Company shall pay Employee on demand the amount necessary to reimburse Employee in full for all reasonable expenses (including reasonable attorneys' fees and expenses) incurred by Employee in enforcing any of the obligations of the Company under this Agreement subject to Employee's duty to repay such sums to the Company in the event that Employee does not prevail on any material issue which is the subject of such arbitration. If Employee prevails on at least one material issue which is the subject of such arbitration, the Company shall be responsible for all of the fees of the American Arbitration Association and the arbitrators and any expenses relating to the conduct of the arbitration (including Employee's reasonable attorneys' fees and expenses). Otherwise, each party shall be responsible for his or its own expenses relating to the conduct of the arbitration (including reasonable attorneys' fees and expenses) and shall equally share the fees of the American Arbitration Association. Any reimbursement or in-kind benefits under this Section 5 shall be paid or provided to Employee within 30 days of the date Employee is finally determined to have prevailed on at least one material issue, which was the subject of the arbitration.

6. Material Breach. The parties agree that it shall constitute a material breach of this agreement by the Company if Employee's annual bonus compensation opportunity is significantly reduced from the level effective as of the date the parties enter into this Agreement.

7. No Mitigation. Employee shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by other employment or otherwise.

8. Non-exclusivity of Rights. Nothing in this Agreement shall prevent or limit Employee's continuing or future participation in or rights under any benefit, bonus, incentive or other plan or program provided by the Company or any of its Subsidiaries or Affiliates and for which Employee may qualify, from the date hereof through the Termination Date.

9. No Set-Off. The Company's obligation to make the payments provided for in this Agreement and otherwise to perform its obligations hereunder shall not be affected by any circumstances, including, without limitation, any set-off, counterclaim, recoupment, defense or other right which the Company may have against Employee or others.

10. Taxes. Any payment required under this Agreement shall be subject to all requirements of law with regard to the withholding of taxes, filing, making of reports and the like, and the Company shall use its best efforts to satisfy promptly all such requirements.

11. Confidential Information. Employee recognizes and acknowledges that, by reason of his employment by and service to the Company, he has had and will continue to have access to confidential information of the Company, including, without limitation, information and knowledge pertaining to products and services offered, innovations, designs, ideas, plans, trade secrets, proprietary information, distribution and sales methods and systems, sales and profit figures, customer and client lists, and relationships between the Company and its Subsidiaries and Affiliates and other distributors, customers, clients, suppliers and others who have business dealings with the Company ("Confidential Information"). Employee acknowledges that such Confidential Information is a valuable and unique asset and covenants that he will not, either during or after his employment by the Company, disclose or use any such Confidential Information to any person for any reason whatsoever without the prior written authorization of the Board, unless such information is in the public domain through no fault of Employee or except as may be required by law.

12. Non-Competition.

(a) During his employment by the Company and for a period of one year thereafter, Employee will not, unless acting with the prior written consent of the Board, directly or indirectly, own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with or use or permit his name to be used in connection with, any business or enterprise engaged in by the Company or any of its Affiliates, either during his employment by the Company or on the Termination Date, as applicable, in the geographic area comprising the Company's franchised service territory (the "Geographic Area"). It is recognized by Employee that the business of the Company and its Affiliates and Employee's connection therewith is or will be involved in activity throughout the Geographic Area, and that more limited geographical limitations on this non-competition covenant would not be appropriate. Employee also shall not, directly or indirectly, during such one year period (a) solicit or attempt to convert any account or customer of the Company or its Affiliates existing on the Termination Date to another supplier, or (b) following Employee's employment, solicit or attempt to hire any then employee of the Company or its Affiliates.

(b) The foregoing restriction shall not be construed to prohibit the ownership by Employee of less than five percent of any class of securities of any corporation which is engaged in any of the foregoing businesses having a class of securities registered pursuant to the Exchange Act, provided that such ownership represents a passive investment and that neither Employee nor any group of persons including Employee, either directly or indirectly, manages or exercises control of any such corporation, guarantees any of its financial obligations, otherwise takes any part in its business, other than exercising his rights as a shareholder, or seeks to do any of the foregoing.

13. Equitable Relief.

(a) Employee acknowledges that the restrictions contained in Sections 11 and 12 hereof are reasonable and necessary tc protect the legitimate interests of the Company and its Affiliates, that the Company would not have entered into this Agreement in the absence of such restrictions, and that any violation of any provision of those Sections will result in irreparable injury to the Company. Employee represents that his experience and capabilities are such that the restrictions contained in Section 12 hereof will not prevent Employee from obtaining employment or otherwise earning a living at the same general level of economic benefit as anticipated by this Agreement. Employee further represents and acknowledges that (i) he has been advised by the Company to consult his own legal counsel in respect of this Agreement, and (ii) that he has had full opportunity, prior to execution of this Agreement, to review thoroughly this Agreement and understands its terms and conditions.

(b) Employee agrees that the Company shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of Sections 11 or 12 hereof, which rights shall be cumulative and in addition to any other rights or remedies to which the Company may be entitled. In the event that any of the provisions of Sections 11 or 12 hereof should ever be adjudicated to exceed the time, geographic, service, or other limitations permitted by applicable law in any jurisdiction, then such provisions shall be deemed reformed in such jurisdiction to the maximum time, geographic, service, or other limitations permitted by applicable law.

(c) Employee irrevocably and unconditionally (i) agrees that any suit, action or other legal proceeding arising out of Section 11 or 12 hereof, including, without limitation, any action commenced by the Company for preliminary and permanent injunctive relief or other equitable relief, may be brought in the United States District Court for the Middle District of Pennsylvania, or if such court does not have jurisdiction or will not accept jurisdiction, in any court of general jurisdiction in York County, Pennsylvania, consents to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) waives any objection which Employee may have to the laying of venue of any such suit, action or proceeding in any such court. Employee also irrevocably and unconditionally consents to the service of any process, pleadings, notices or other papers in a manner permitted by the notice provisions of Section 17 hereof.

(d) Employee agrees that he will provide, and that the Company may similarly provide, a copy of Sections 11 and 12 hereof to any business or enterprise (i) which he may directly or indirectly own, manage, operate, finance, join, control or participate in the ownership, management, operation, financing, control or control of, or (ii) with which he may be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise, or in connection with which he may use or permit his name to be used; provided, however, that this provision shall not apply in respect of Section 13 hereof after expiration of the time period set forth therein.

14. Application of Section 409A.

(a) This Agreement is intended to comply with the applicable provisions of Section 409A of the Code and shall be interpreted to avoid any penalty sanctions under Section 409A of the Code. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A of the Code, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. For purposes of Section 409A of the Code, all payments to be made upon a termination of employment under this Agreement may only be made upon Employee's "separation from service" (within the meaning of such term under Section 409A of the Code), each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement shall be treated as a right to a series of separate payments. In no event shall Employee, directly or indirectly, designate the calendar year of payment.

(b) All reimbursements and in kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (i) any reimbursement or in kind benefit is for expenses incurred during Employee's lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement, or in kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in kind benefits to be provided, in any other calendar year, (iii) the reimbursement or payment of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement or in kind benefits is not subject to liquidation or exchange for another benefit.

(c) If, at the time of Employee's termination of employment with the Company, the Company has securities which are publicly traded on an established securities market and Employee is a "specified employee" (as defined in Section 409A of the Code) and it is necessary to postpone the commencement of any payments or benefits otherwise payable pursuant to this Agreement as a result of such termination of employment to prevent any accelerated or additional tax under Section 409A of the Code, then the Company will postpone the commencement of the payment of any such payments or benefits hereunder (without any reduction in such payments or benefits ultimately paid or provided to Employee) that are not otherwise paid within the short-term deferral exception under Treas. Reg. §1.409A-1(b)(4), and the separation pay exception under Treas. Reg. §1.409A-1(b)(9)(iii), until the first payroll date that occurs after the date that is six months following Employee's separation of service with the Company. If any payments or benefits are postponed due to such requirements, such amounts will be paid in a lump sum to Employee on the first payroll date that occurs after the date that is six months following Employee's separation of service with the Company. If Employee dies during the postponement period prior to the payment of the postponed amount, the amounts withheld on account of Section 409A of the Code shall be paid to the personal representative of Employee's estate within 60 days after the date of Employee's death.

15. Term of Agreement. The term of this Agreement shall be for five years commencing on the date hereof and shall automatically be renewed for additional periods of one year until the Company notifies Employee in writing, at least 90 days in advance of expiration, that this Agreement will not be renewed. If any notice of non-renewal occurs within two years after a Change of Control, such notice shall constitute an involuntary Termination of Employment for purposes of Section 3 above. Notwithstanding anything herein to the contrary, this Agreement (other than the provisions of Sections 11 through 12 hereof) shall terminate on the Phase-Out Date or if the employment of Employee by the Company shall terminate for any reason other than as provided herein.

16. Successor Company. The Company shall require any successor or successors (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, by agreement in form and substance satisfactory to Employee, to acknowledge expressly that this Agreement is binding upon and enforceable against the Company in accordance with the terms hereof, and to become jointly and severally obligated with the Company to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or successions had taken place. Failure of the Company to obtain such agreement prior to the effectiveness of any such succession shall be a breach of this Agreement. As used in this Agreement, the Company shall mean the Company as herein defined and any such successor or successors to its business and/or assets, jointly and severally.

17. Notice. All notices and other communications required or permitted hereunder or necessary or convenient in connection herewith shall be in writing and shall be delivered personally or mailed by registered or certified mail, return receipt requested, or by overnight express courier service, as follows:

If to the Company, to:

The York Water Company

130 East Market Street
York, PA 17405-7089
Attention: Chairman of the Board

If to Employee, to:

____
____
____

or to such other names or addresses as the Company or Employee, as the case may be, shall designate by notice to the other party hereto in the manner specified in this Section. Any such notice shall be deemed delivered and effective when received in the case of personal delivery, five days after deposit, postage prepaid, with the U.S. Postal Service in the case of registered or certified mail, or on the next business day in the case of overnight express courier service.

18. Governing Law. This Agreement shall be governed by and interpreted under the laws of the Commonwealth of Pennsylvania without giving effect to any conflict of laws provisions.

19. Contents of Agreement, Amendment and Assignment.

(a) This Agreement supersedes all prior agreements, sets forth the entire understanding between the parties hereto with respect to the subject matter hereof and cannot be changed, modified, extended or terminated except upon written amendment executed by Employee and the Company and only if approved by the Board. The provisions of this Agreement may provide for payments to Employee under certain compensation or bonus plans under circumstances where such plans would not provide for payment thereof. It is the specific intention of the parties that the provisions of this Agreement shall supersede any provisions to the contrary in such plans, and such plans shall be deemed to have been amended to correspond with this Agreement without further action by the Company.

(b) Nothing in this Agreement shall be construed as giving Employee any right to be retained in the employ of the Company.

(c) All of the terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective heirs, representatives, successors and assigns of the parties hereto, except that the duties and responsibilities of Employee and the Company hereunder shall not be assignable in whole or in part.

20. Severability. If any provision of this Agreement or application thereof to anyone or under any circumstances shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions or applications of this Agreement, which can be given effect without the invalid or unenforceable provision or application.

21. Remedies Cumulative; No Waiver. No right conferred upon Employee by this Agreement is intended to be exclusive of any other right or remedy, and each and every such right or remedy shall be cumulative and shall be in addition to any other right or remedy given hereunder or now or hereafter existing at law or in equity. No delay or omission by Employee in exercising any right, remedy or power hereunder or existing at law or in equity shall be construed as a waiver thereof.

22. Miscellaneous. All section headings are for convenience only. This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

23. Employee's Acknowledgment. By executing this Agreement as of the date first above written, Employee acknowledges that he has no grounds for asserting that a Good Reason Termination exists as of that date and, therefore, that no obligation under Section 3 exists at the current time.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, have executed this Agreement as of the date first above written.

THE YORK WATER COMPANY

______________________ By: ______________________

Witness President and CEO

______________________ ______________________

Witness Employee

Schedule 10.19

Name	Original Agreement Date	Multiple of Base Pay for Involuntary Termination or Good Reason Termination
Jeffrey R. Hines	January 26, 1999	2.74
Kathleen M. Miller	December 15, 2003	.25
Vernon L. Bracey	December 15, 2003	.25
Joseph T. Hand	November 5, 2008	.25
Bruce C. McIntosh	January 26, 1999	.25

EXHIBIT 10.20

FORM OF AMENDED AND RESTATED SUPPLEMENTAL RETIREMENT PLAN

The York Water Company's Form of Amended and Restated Supplemental Retirement Plan is attached hereto.

The York Water Company

Amended and Restated

"Supplemental Retirement Plan"

(Effective January 1, 2009)

AMENDED AND RESTATED SUPPLEMENTAL RETIREMENT PLAN

THIS SUPPLEMENTAL RETIREMENT PLAN is an agreement (the "Agreement") made as of this _______ day of _______________, 20___, by and between THE YORK WATER COMPANY, a Pennsylvania corporation with its principal business office located at 130 East Market Street, York, Pennsylvania (hereinafter called "Employer") and ____________________ (hereinafter called "Employee"):

WITNESSETH:

WHEREAS, Employer wishes to encourage Employee's continued employment, and Employee is willing to undertake such employment, subject to receipt of deferred compensation upon the terms hereinafter set forth.

WHEREAS, Employer desires to amend and restate the Supplemental Retirement Plan to comply with the requirements of Section 409A of the Code (as defined below).

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, do hereby mutually agree as follows:

1. Employment. Employer hereby engages Employee upon the terms and conditions as hereinafter provided.

2. Term. This Agreement shall continue in full force and effect until the earlier of (i) Employee's Separation from Service (as defined below) prior to attaining age 55, or (ii) payment to Employee or Beneficiary, as applicable, of all benefits to which Employee shall become entitled hereunder.

3. Duties. From and after the date hereof, Employee shall serve Employer in Employer's business in such capacity or capacities as may from time to time be determined by the President or Board of Directors of Employer (the "Board"). During the period of active, full-time employment hereunder, Employee shall:

(a) devote his full time and best efforts to the business and affairs of Employer (allowing a reasonable time for vacation);

(b) perform such services, not unreasonable or inconsistent with Employee's position, education, training or background, as may be designated by the President or Board at any time and from time to time;

(c) use his best efforts to promote the business of Employer; and

(d) hold such office or directorship in Employer, to which Employee may from time to time be elected or appointed, without further compensation other than that for which provision is made in this Agreement.

4. Compensation. During the period of Employee's employment hereunder, Employer agrees to pay Employee for his services such a salary as may from time to time be mutually agreed between Employer and Employee.

5. Definitions. The following definitions are applicable to the benefits payable hereunder:

(a) Beneficiary shall mean one or more persons, trusts, estates or other entities that are entitled to receive benefits under this Agreement upon the death of Employee as may have theretofore been designated in writing by Employee on forms provided by Employer and containing Employer's acknowledgment or acceptance thereof.

(b) Code shall mean the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

(c) Disability Retirement shall mean a condition of Employee whereby he or she either: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of Employer. Items (i) and (ii) in this Section 5(c) are permitted provided they are in compliance with the requirements of Treasury Regulations Section 1.409A-3(g)(4). An Employee will also be deemed disabled if determined to be totally disabled by the Social Security Administration or in accordance with a disability insurance program, provided that the definition of Disability applied under such disability insurance program complies with the requirements of Treasury Regulations Section 1.409A-3(g)(4).

(d) Disability Retirement Benefit shall mean the benefit payable under this Agreement upon a Disability Retirement. The Disability Retirement Benefit shall be the Monthly Retirement Benefit Unit multiplied by each calendar year of full-time, active service with Employer completed subsequent to the ________ and as of the December 31 immediately prior to Employee's Disability Retirement.

(e) Early Retirement Age shall mean any age from and including age fifty-five (55) to and including age sixty-four (64).

(f) Early Retirement Benefit shall mean the Monthly Retirement Benefit Unit multiplied by each calendar year of full-time, active service with Employer completed subsequent to _________ and as of the December 31st immediately prior to attainment of Early Retirement Age.

(g) ERISA shall mean the Employee Retirement Income Act of 1974, as amended, and the regulations issued thereunder.

(h) Late Retirement Age shall mean any age from and including age sixty-six (66).

(i) Late Retirement Benefit shall mean the Monthly Retirement Benefit Unit multiplied by each calendar year of full-time, active service with Employer completed subsequent to _________ and as of the December 31st immediately prior to attainment of Late Retirement Age.

(j) Monthly Retirement Benefit Unit shall mean, for purposes of the applicable Supplemental Retirement Benefit determination hereunder, $_______, the monthly benefit unit commencing at Early Retirement Age, Normal Retirement Age, Late Retirement Age, Disability Retirement or Pre-Retirement Death, as applicable.

(k) Normal Retirement Age shall mean age sixty-five (65).

(l) Normal Retirement Benefit shall mean the Monthly Retirement Benefit Unit multiplied by each calendar year of full-time, active service with Employer completed subsequent to _________ and as of the December 31st immediately prior to attainment of Normal Retirement Age.

(m) Payment Delay for Specified Employees shall mean the six (6) month payment delay of the Normal Retirement Benefit that is payable to a "key employee" (as defined by Section 416(i) of the Code without regard to paragraph (5) thereof, and as further defined in Treasury Regulations Section 1.409A-(1)(i)) on account of the key employee's Separation from Service.

(n) Plan Administrator shall mean the Board or its designee.

(o) Pre-Retirement Death Benefit shall mean the lesser of (x) the product of (i) $_________ per month indexed at four percent (4%) per annum, multiplied by (ii) the number of completed calendar years subsequent to ______________, or (y) the sum of (i) the product of (A) twelve (12) multiplied by (B) one hundred percent (100%) of monthly salary for the month in which death occurs and (2) the product of (A) one hundred sixty-eight (168) multiplied by (B) sixty percent (60%) of the monthly salary for the month in which death occurs.

(p) Separation from Service shall mean "separation from service" within the meaning of Section 409A(a)(2)(A)(i) of the Code.

(q) Supplemental Retirement Benefits shall mean Early Retirement Benefit, Normal Retirement Benefit, Late Retirement Benefit, Disability Retirement Benefit and the Pre-Retirement Death Benefit.

(r) Unforeseeable Emergency shall mean severe financial hardship of Employee or Beneficiary resulting from an illness or accident of Employee or Beneficiary, Employee or Beneficiary's spouse, or Employee or Beneficiary's dependent(s) (as defined in Section 152(a) of the Code) or loss of Employee or Beneficiary's property due to casualty or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of Employee or Beneficiary within the meaning of Section 409A of the Code.

6. Supplemental Retirement Benefits

(a) Retirement Benefits. Subject to all of the terms and conditions hereof, Employer agrees to pay to Employee, and Employee shall be entitled to receive from Employer, his or her Early Retirement Benefit, Normal Retirement Benefit or Late Retirement Benefit, as applicable, upon the later of Employee's (i) Separation from Service, provided Employee is at least age 55 at the time of such Separation from Service, or (ii) attainment of age sixty (60). Employee's Early Retirement Benefit, Normal Retirement Benefit or Late Retirement Benefit, as applicable, shall commence payment within sixty (60) days of Employee's Separation from Service or Employee's 60th birthday, as applicable, and be paid monthly for one hundred eighty (180) consecutive months thereafter . Notwithstanding anything to the contrary in this Section 6(a), if Employee's Early Retirement Benefit, Normal Retirement Benefit or Late Retirement Benefit, as applicable, is payable upon Employee's Separation from Service and Employee is a key employee, the applicable retirement benefit is subject to the Payment Delay for Specified Employees.

(b) Disability Retirement Benefits. If while actively employed on a full-time basis with Employer, Employee incurs a Disability Retirement, Employee is entitled to a

Disability Retirement Benefit which shall commence payment within sixty (60) days following the Disability Retirement and be paid monthly until the December 31st immediately following Employee's eightieth (80th) birthday.

(c) Pre-Retirement Death Benefits. If Employee dies (i) while actively employed by Employer on a full-time basis and prior to the commencement of Normal Retirement Benefits or (ii) after satisfying the requirements of a Disability Retirement but prior to the commencement of Disability Retirement Benefits, the Pre-Retirement Death Benefit will be paid in a single lump sum within sixty (60) days following Employee's death.

(d) Termination of Employment by Employee Prior to Age 55. If Employee terminates employment by Employer prior to age fifty-five (55), other than as a result of death or Disability Retirement as provided for hereunder, Employee will no longer be entitled to receive benefits under this Agreement.

7. Eligibility in Other Employer Plans. Nothing contained in this Agreement shall affect the right of Employee to participate or to continue to participate in any pension plan or in any other supplemental compensation arrangement sponsored by Employer which may constitute a part of Employer's regular compensation structure or in any discretionary bonus which Employer may pay to its employees; and Employee may receive the benefits under the provisions of any such pension plan or other arrangements in accordance with the terms thereof. Any benefits paid to Employee pursuant to this Agreement shall not be deemed salary or other eligible compensation for the purpose of computing fringe benefits or benefits to which Employee may be entitled under any pension plan or other arrangement sponsored by Employer for the compensation of its employees.

8. Employee Revocable Designation. In the event of death of Employee prior to the payment in full of the applicable benefits hereunder, Employee's remaining monthly payments shall be paid to Beneficiary at the same time and in the same form as if it were paid to Employee

had Employee survived. Employee shall have the right at any time and from time to time to change Beneficiary regardless of whether distribution of the benefits may have commenced. In the event of Employee's failure to make such designation, or if no designee shall survive Employee, the remaining monthly payments shall be paid to Employee's spouse; provided that if Employee's spouse shall become entitled to payment hereunder, but shall die before payment in full of the applicable benefits, any remainder thereof shall be paid in monthly installments either to the issue of Employee, per stirpes, and if none, then to Employee's estate.

9. Unforeseeable Emergency. Notwithstanding that an effective designation of a Beneficiary entitled to receive payment of benefits or remainder thereof may then be in force, the Board may, at its option, at any time or from time to time in its absolute and sole discretion, as permitted within the meaning of Section 409A of the Code and Treasury Regulations Section 1.409A-3(g)(3), accelerate the time and form of payment of any one or more payments hereunder in event of any Unforeseeable Emergency; provided that Employee is at least age 55 upon the occurrence of the Unforeseeable Emergency.

10. Minority or Disability. If Employer in its sole discretion shall deem any person entitled to receive any payments under this Agreement to be unable to care for his or her affairs because of illness or accident, or is a minor, any such payments (unless a prior claim therefore shall have been made by a duly appointed guardian, committee or other legal representative) may be made to the spouse, child or children, parent, brother or sister of such person, or to any third person or entity deemed by Employer to have incurred expense for such person, in the manner and amount that such payments would have been distributed to such person. Any such payment shall be a complete discharge to the extent thereof of the obligations of Employer under this Agreement.

11. Non-Alienation of Benefits. None of the rights, interest or benefits contemplated under this Agreement may be sold, given away, assigned, transferred, pledged, mortgaged,

alienated, hypothecated or in any way encumbered or disposed of by Employee, or any executor, administrator, heir, legatee, distributee, relative or any other person or entity, whether or not in being, claiming under Employee by virtue of this Agreement, and none of the rights, interest or benefits contemplated by this Agreement shall be subject to execution, attachment or similar process. Any (or attempted) sale, gift, assignment, transfer, pledge, mortgage, alienation, hypothecation or encumbrance, or other disposition of this Agreement or of such rights, interest or benefits contrary to the foregoing provisions, or the levy or any attachment or similar process thereon, shall be null and void and without effect.

12. Discharge Provisions

(a) Notwithstanding anything which might be herein contained to the contrary, it being clearly understood and agreed upon by the parties hereto the EMPLOYMENT OF EMPLOYEE IS AND SHALL REMAIN EMPLOYMENT SOLELY AT-WILL, Employer may at any time discharge Employee, whether or not for cause, in which event or in the event Employee sues or in any manner contests such "at-will" employment or Employer's right to discharge Employee, then upon written notice to Employee and effective immediately upon the mailing thereof in the manner set forth in Section 19 hereof, Employee's right to receive benefits hereunder shall be fixed and determined as of such date; provided that nothing herein shall affect Employee's right to receive payment of such benefits in the manner and at the time herein provided, except as otherwise provided in Section 12(b) hereof.

(b) If Employee incurs a Separation from Service on account of termination of employment by Employer without cause and Employee is at least age 55, a monthly benefit paid for one hundred eighty (180) consecutive months will be paid commencing within sixty (60) days following the date of the discharged Employee's attainment of Normal Retirement Age, or if sooner, within sixty (60) days following the Employee's death. Notwithstanding the foregoing in this Section 12(b), if the benefit payable under this Section 12(b) is paid upon Employee's

Separation from Service and Employee is a key employee, then such payment is subject to the Payment Delay for Specified Employees. The benefit paid under this Section 12(b) will be calculated using the then discounted present value of the discharged Employee's Monthly Retirement Benefit Units accrued on Employer's books as of the December 31st immediately prior to the date when Employee's rights to receive a benefit is fixed under Section 12(a) hereof. The monthly benefit will be determined assuming that the discounted present value is paid for one hundred eighty (180) consecutive equal monthly installments assuming interest at the same rate as used in determining the present value. No Disability Retirement Benefits will be paid under this provision.

(c) In the event that Employee shall be convicted of a crime involving Employee's business affairs or in the event that Employer shall have reasonable cause to believe Employee to be guilty of any such crime, all rights of Employee under this Agreement shall terminate immediately, and Employer shall have the right to terminate and make no payments whatsoever of Supplemental Benefits hereunder, notwithstanding that such amounts would constitute all or a portion of the benefits otherwise payable hereunder. Such right of Employer shall be in addition to, and not in lieu of, any and all other rights which Employer may have in such event. The provisions hereof shall be applicable notwithstanding that payment of such Normal Retirement Benefit or Disability Retirement Benefits may have theretofore commenced under any provision of this Agreement.

13. Non-Competition Provision. Notwithstanding anything herein contained to the contrary, no payment of any then unpaid installments of benefits under this Agreement shall be made and all rights under this Agreement of Employee, his spouse, executors or administrators, or other persons claiming through or on behalf of Employee to receive payments thereof, shall be forfeited, unless such forfeiture is waived by the Board, if Employee engages in or takes part in any business enterprise of any kind during employment by Employer or within a period of three (3) years after termination of such employment or at any time while Employee is receiving

benefits hereunder for any reason whatsoever, within a sixty (60) mile radius of York, Pennsylvania, whether as an Employee or as an owner directly or indirectly, which manufacture, produces or sells any article then manufactured, produced or sold by Employer or by a present or future holding company of Employer or subsidiary of Employer or of such holding company, or which may be in any other way directly or indirectly competitive with the business of Employer or such holding company or subsidiary of Employer.

14. No Trust Relationship. Nothing contained in this Agreement and no action taken pursuant to the provisions of this Agreement shall create or be construed to create a trust or security relationship of any kind, nor a fiduciary relationship between Employer and Employee, or any Beneficiary of the latter or other person presently or prospectively entitled to the receipt of payments hereunder. To the extent that any person becomes entitled, presently or prospectively, to receive payments from Employer under this Agreement, such right shall be no greater than the right shall be no greater than the right of any unsecured general creditor of Employer.

15. Power and Authority. Plan Administrator shall have full power and authority to interpret, construe and administer this Agreement, and any such interpretation or construction hereof by Plan Administrator, or other action hereunder, including the amount or recipient of any one or more payments of the benefits payable hereunder, shall be binding and conclusive on all persons, whether in being or not. Neither Employer nor Plan Administrator shall not be liable to any person, whether in being or not, for any action taken or omitted in connection with the interpretation and administration of this Agreement, unless attributable to the willful misconduct or bad faith of Employer or Plan Administrator, it being understood and agreed, however, that the employment of Employee is and shall continue to be solely at-will.

16. Waiver of Breach. Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such term, covenant or condition, nor shall any waiver or relinquishment of any right of power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

17. Modification. This Agreement shall not be modified or amended except by written Agreement duly executed by Employee and Employer.

18. Severability. If any clause, sentence, paragraph, section or part of this Agreement shall be held by any court of competent jurisdiction to be invalid, such judgment shall not affect, impair or invalidate any of the other parts hereof.

19. Notices. Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and sent by registered or certified mail, if to Employee, to his address as shown on the books of Employer, and if to Employer, to the address shown above, or such other address as Employer may have designated in writing, or if such written notice is actually received by the person to whom sent.

20. Claims Procedure.

(a) Claim. Employee or Beneficiary (hereinafter referred to as a "Claimant") who believes he or she is entitled to any Supplemental Retirement Benefit under this Agreement may file a claim with Plan Administrator. Plan Administrator shall review the claim itself or appoint an individual or entity to review the claim.

(b) Claim Decision. The Claimant shall be notified within ninety (90) days after the claim is filed whether the claim is allowed or denied (forty-five (45) days in the case of a claim involving Disability Retirement Benefits), unless, for claims not involving Disability Retirement Benefits, the claimant receives written notice from Plan Administrator or appointee of Plan Administrator prior to the end of the ninety (90) day period stating that special circumstances require an extension of the time for decision. Such extension is not to extend beyond the day which is one hundred eighty (180) days after the day the claim is filed. In the case of a claim involving Disability Retirement Benefits, Plan Administrator will notify the Claimant within the initial forty-five (45) day period that Plan Administrator needs up to an additional thirty (30) days to review the Claimant's claim. If the Plan Administrator determines that the additional thirty (30) day period is not sufficient and that additional time is necessary to review the Claimant's claim for Disability Retirement Benefits, the Plan Administrator may notify the Claimant of an additional thirty (30) day extension. If Plan Administrator denies the claim, it must provide to the Claimant, in writing or by electronic communication:

(i) The specific reasons for such denial;

(ii) Specific reference to pertinent provisions of this Agreement on which such denial is based;

(iii) A description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary;

(iv) In the case of any claim involving Disability Retirement Benefits, a copy of any internal rule, guideline, protocol, or other similar criterion relied upon in making the initial determination or a statement that such a rule, guideline, protocol, or other criterion was relied upon in making the determination and that a copy of such rule will be provided to the Claimant free of charge at the Claimant's request; and

(v) A description of the Agreement's appeal procedures and the time limits applicable to such procedures, including a statement of the Claimant's right to bring a civil action under Section 502(a) of ERISA following a denial of the appeal of the denial of the benefits claim.

(c) Review Procedures. A request for review of a denied claim must be made in writing to Plan Administrator within sixty (60) days after receiving notice of denial (one hundred eighty (180) days in the case of a claim involving Disability Retirement Benefits). The decision upon review will be made within sixty (60) days after Plan Administrator's receipt of a request for review (forty-five (45) days in the case of a claim involving Disability Retirement Benefits), unless special circumstances require an extension of time for processing, in which case a decision will be rendered not later than one hundred twenty (120) days after receipt of a request for review (ninety (90) days in the case of a claim for Disability Retirement Benefits). A notice of such an extension must be provided to the Claimant within the initial sixty (60) day period (the initial forty-five (45) day period in the case of a claim for Disability Retirement Benefits) and must explain the special circumstances and provide an expected date of decision. The reviewer shall afford the Claimant an opportunity to review and receive, without charge, all relevant documents, information and records and to submit issues and comments in writing to Plan Administrator. The reviewer shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim regardless of whether the information was submitted or considered in the benefit determination. Upon completion of its review of an adverse initial claim determination, Plan Administrator will give the Claimant, in writing or by electronic notification, a notice containing:

(i) its decision;

(ii) the specific reasons for the decision;

(iii) the relevant Agreement provisions on which its decision is based;

(iv) a statement that the Claimant is entitled to receive, upon request and without charge, reasonable access to, and copies of, all documents, records and other information in the Agreement's files which is relevant to the Claimant's claim for benefit;

(v) a statement describing the Claimant's right to bring an action for judicial review under Section 502(a) of ERISA; and

(vi) in the case of any claim involving Disability Retirement Benefits, a copy of any internal rule, guideline, protocol, or other similar criterion that was relied upon in making the adverse determination on review or a statement that a copy of the rule, guideline, protocol or other similar criterion was relied upon in making the adverse determination on review and that a copy of such rule, guideline, protocol, or criterion will be provided without charge to the Claimant upon request.

Unless a Claimant voluntarily avails himself or herself of the procedures set forth in Section 20(g) below, all interpretations, determinations and decisions of Plan Administrator in respect of any claim shall be made in its sole discretion based on the applicable Agreement documents and shall be final, conclusive and binding on all parties.

(d) Calculation of Time Periods. For purposes of the time periods specified in this Article, the period of time during which a benefit determination is required to be made begins at the time a claim is filed in accordance with the Agreement procedures without regard to whether all the information necessary to make a decision accompanies the claim. If a period of time is extended due to a Claimant's failure to submit all information necessary, the period for making the determination shall be tolled from the date the notification is sent to the Claimant until the date the Claimant responds.

(e) Failure of Agreement to Follow Procedures. If the Agreement fails to follow the claims procedure required by this Article, a Claimant shall be entitled to pursue any available remedy under Section 502(a) of ERISA on the basis that the Agreement has failed to provide reasonable claims procedure that would yield a decision on the merits of the claim.

(f) Failure of Claimant to Follow Procedures. A Claimant's compliance with the foregoing provisions of this Article is a mandatory prerequisite to the Claimant's right to commence any legal action with respect to any claim for benefits under the Agreement.

(g) Arbitration of Claims. Instead of pursuing his or her claim in court, a Participant may voluntarily agree that all claims or controversies arising out of or in connection with this Agreement sl.all, subject to the initial review provided for in the foregoing provisions of this Article, be resolved through arbitration as provided in this Article. Except as otherwise provided or by mutual agreement of the parties, any arbitration shall be administered under and by the Judicial Arbitration & Mediation Services, Inc. ("JAMS"), in accordance with the JAMS procedure then in effect. The arbitration shall be held in the JAMS office nearest to where the Claimant is or was last employed by Employer or at a mutually agreeable location. The prevailing party in the arbitration shall have the right to recover its reasonable attorney's fees, disbursements and costs of the arbitration (including enforcement of the arbitration decision), subject to any contrary determination by the arbitrator. If the Claimant voluntarily avails himself or herself of the procedures set forth in this Section 20(g), all determinations of the arbitrators in respect of any claim shall be final, conclusive and binding on all parties.

21. Gender and Plural. All references made and pronouns used herein shall be construed in the singular or plural, and in such gender as the context may require.

22. Captions. The captions of the various provisions shall not be deemed a part of this Agreement and shall not be construed in any way to limit the contents hereof but are inserted herein only for reference and for convenience of the parties.

23. Governing State Law. This Agreement may be executed at different times in different places, but all questions concerning the construction or validity hereof, or relating to performance hereunder, shall be determined in accordance with the laws of the Commonwealth of Pennsylvania.

24. Duplicate Originals. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and there shall be no requirement to produce another counterpart.

25. Successors or Assigns. It is hereby agreed that the terms and provisions of this Supplemental Retirement Plan shall be binding upon the successors or assigns of The York Water Company (Employer).

26. Section 409A Compliance. This Agreement is intended to comply with the requirements of Section 409A of the Code, and shall in all respects be administered in accordance with Section 409A of the Code. Notwithstanding anything in this Agreement to the contrary, distributions may only be made under this Agreement upon an event and in a manner permitted by Section 409A of the Code, including the requirement that "specified employees," as such term is defined in Section 409A of the Code, may not receive distributions prior to the end of the six-month period following a Separation from Service. If a payment is not made by the designated payment date under the Agreement, the payment shall be made by December 31 of the calendar year in which the designated date occurs. To the extent that any provision of this Agreement would cause a conflict with the requirements of Section 409A of the Code, or would cause the administration of the Agreement to fail to satisfy the requirements of Section 409A of the Code, such provision shall be deemed null and void to the extent permitted by applicable law.

In no event may Employee designate the year of a distribution. Notwithstanding anything in the Agreement to the contrary, this Agreement may be amended by Employer at any time, retroactively if required, to the extent required to conform the Agreement to Section 409A of the Code.

IN WITNESS WHEREOF, Employer has caused this Agreement to be executed by its duly authorized officers, and Employee has hereunto set his hand and seal as of the day and year first above written.

ATTEST:	THE YORK WATER COMPANY
______________________	______________________________
Secretary	President
(SEAL)	
	______________________________
	Employee

\
DB1/62241145.5

TO WHOM IT MAY CONCERN

I designate the following as my beneficiary for the Supplemental Retirement Plan of The York Water Company.

Name of Beneficiary

Primary

Name ______________________________

Address ______________________________

____

Relationship ______________________________

Secondary

Name ______________________________

Address ______________________________

____

Relationship ______________________________

Signed ______________________

Date ______________________

Commonwealth of Pennsylvania)
) SS:
County of York)

On this, the _______ day of _______________, 20___, before me a Notary Public, the undersigned personally appeared, known to me (or satisfactorily proven) to be the person whose name is subscribed to the within instrument and acknowledged that he or she executed the same for the purposes therein contained.

In Witness Whereof, I hereunto set my hand and official seal.

____

Notary Public

Schedule 10.20

Name	Date Credited Service Began	Normal Monthly Retirement Unit	Pre-Retirement Death Benefit
Jeffrey R. Hines	December 31, 1989	120.12	3208.33
Kathleen M. Miller	December 31, 2003	116.14	6666.70
Vernon L. Bracey	December 31, 2003	122.55	6430.66
Bruce C. McIntosh	December 31, 1998	146.20	4316.66

EXHIBIT 10.21

FORM OF AMENDED AND RESTATED DEFERRED COMPENSATION PLAN

The York Water Company's Form of Amended and Restated Deferred Compensation Plan is attached hereto.

The York Water Company

Amended and Restated

DEFERRED COMPENSATION PLAN

(Effective January 1, 2009)

RECITALS

THIS AMENDED AND RESTATED DEFERRED COMPENSATION PLAN (the "Plan") is hereby adopted as of the 1st day of January, 2009, by The York Water Company, a corporation organized and existing under the laws of the Commonwealth of Pennsylvania (the "Plan Sponsor").

WHEREAS, the Plan Sponsor has previously adopted and established a non-tax qualified plan of deferred compensation to provide additional retirement benefits for a select group of management and highly compensated employees; and

WHEREAS, effective as of January 1, 2009, the Plan Sponsor has amended and restated the Plan in its entirety and intends that the Plan shall at all times be administered and interpreted in such a manner as to constitute an unfunded nonqualified deferred compensation plan for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). This Plan is not intended to qualify for favorable tax treatment pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or any successor section or statute. This Plan is intended to comply with the requirements of Section 409A of the Code and the Treasury Regulations (as defined below) or any other authoritative guidance issued under that section.

NOW, THEREFORE, the Plan Sponsor hereby adopts the following Amended and Restated Deferred Compensation Plan.

ARTICLE 1.
Definitions

For the purpose of this Plan, unless otherwise clearly apparent from the context, the following phrases or terms shall have the following indicated meanings:

1.1 "**Account or Accounts**" shall mean a book account reflecting amounts credited to a Participant's Separation From Service Account, Scheduled Withdrawal Account(s) and Plan Sponsor Contribution Account, as adjusted for deemed investment performance and all distributions or withdrawals made by the Participant or his or her Beneficiary. To the extent that it is considered necessary or appropriate, the Plan Administrator shall maintain separate sub-accounts for each source of contribution under the Plan or shall otherwise provide a means for determining that portion of an Account attributable to each contribution source.

1.2 "**Affiliate**" shall mean any business entity other than the Plan Sponsor that is a member of a controlled group of corporations, within the meaning of Section 414(b) of the Code, of which the Plan Sponsor is a member; all other trade or business (whether or not incorporated) under common control, within the meaning of Section 414(c) of the Code, with the Plan Sponsor; any service organization other than the Plan Sponsor that is a member of an Affiliated service group, within the meaning of Section 414(m) of the Code, of which the Plan Sponsor is a member; and any other organization that is required to be aggregated with the Plan Sponsor under Section 414(o) of the Code and whose Eligible Employees are authorized to participate in this Plan by the Plan Administrator.

1.3 "**Annual Deferral Amount**" shall mean that portion of a Participant's Base Salary that a Participant elects to defer under the Plan.

1.4 "**Base Salary**" shall mean the annual cash compensation relating to services performed during any Plan Year, (excluding bonuses, commissions, overtime, fringe benefits, incentive payments, SERP compensation, non-monetary awards, relocation expenses, retainers, directors fees and other fees, severance allowances, pay in lieu of vacations, insurance premiums paid by the Plan Sponsor, insurance benefits paid to the Participant or his or her Beneficiary, stock options and grants, and car allowances) paid to a Participant for services rendered to the Plan Sponsor or an Affiliate. Base Salary shall be calculated before reduction for compensation voluntarily deferred or contributed by the Participant pursuant to all qualified or non-qualified plans of the Plan Sponsor or an Affiliate and shall be calculated to include amounts not otherwise included in the Participant's gross income under Sections 125, 402(e)(3), 402(h), or 403(b) of the Code pursuant to plans established by the Plan Sponsor; provided, however, that all such amounts will be included in compensation only to the extent that, had there been no such plan, the amounts would have been payable in cash to the Participant.

1.5 "**Beneficiary**" shall mean one or more persons, trusts, estates or other entities that are entitled to receive benefits under this Plan upon the death of the Participant.

1.6 "**Board**" shall mean the Board of Directors of Plan Sponsor.

1.7 "**Cause**" shall mean any of the following acts or circumstances:

(a) Willful destruction by the Participant of property of the Plan Sponsor or an Affiliate having a material value to the Plan Sponsor or such Affiliate;

(b) fraud, embezzlement, theft, or comparable dishonest activity committed by the Participant (excluding acts involving a de minimis dollar value and not related to the Plan Sponsor or an Affiliate);

(c) the Participant's conviction of or entering a plea of guilty or nolo contendere to any crime constituting a felony or any misdemeanor involving fraud, dishonesty or moral turpitude (excluding acts involving a de minimis dollar value and not related to the Plan Sponsor or an Affiliate);

(d) the Participant's breach, neglect, refusal, or failure to materially discharge the Participant's duties (other than due to physical or mental illness) commensurate with the Participant's title and function or the Participant's failure to comply with the lawful directions of the Board or a senior managing officer of the Plan Sponsor, or of the Board or a senior managing officer of an Affiliate that employs the Participant, in any such case that is not cured within fifteen (15) days after the Participant has received written notice thereof from such Board or senior managing officer;

(e) any willful misconduct by the Participant which may cause substantial economic or reputation injury to the Plan Sponsor, including, but not limited to, sexual harassment, or;

(f) a willful and knowing material misrepresentation to the Board or a senior managing officer of the Plan Sponsor or to the Board or a senior managing officer of an Affiliate that employs the Participant.

1.8 "**Claimant**" shall mean a person who believes that he or she is being denied a benefit to which he or she is entitled hereunder.

1.9 "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, and the Treasury Regulations promulgated thereunder.

1.10 "**Disability**" shall mean a condition of the Participant whereby he or she either: (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Plan Sponsor. Items (i) and (ii) of this Section 1.10 are permitted provided they are in compliance with the requirements of Treasury Regulations Section 1.409A-3(g)(4). A Participant will also be deemed disabled if determined to be totally disabled by the Social Security Administration or in accordance with a disability insurance program, provided that the definition of Disability applied under such disability insurance program complies with the requirements of Treasury Regulations Section 1.409A-3(g)(4).

1.11 "**Effective Date**" of the Plan as amended and restated herein is January 1, 2009.

1.12 "**Election Form**" shall mean the form or forms established from time to time by the Plan Administrator on which the Participant irrevocably elects, prior to the first Plan Year in which it is earned (except as provided under the special rule for newly Eligible Employees set forth in Section 2.3 below), his or her Annual Deferral Amount for the following Plan Year and each of the seven Plan Years thereafter, and the Participant designates his or her Beneficiary, as required on that form and under the terms of the Plan.

1.13 "**Eligible Employee**" shall mean for any Plan Year (or applicable portion of a Plan Year), a person who is determined by the Plan Sponsor, or its designee, to be a member of a select group of management or highly compensated employees of the Plan Sponsor or an Affiliate, and who is designated by the Plan Sponsor, or its designee, to be an Eligible Employee under the Plan. If the Plan Sponsor determines that an individual first becomes an Eligible Employee during a Plan Year, the Plan Sponsor shall notify the individual of its determination and of the date during the Plan Year on which the individual shall first become an Eligible Employee.

1.14 "**Enhanced Benefit**" shall mean with respect to the Participants listed on Appendix A attached hereto, the Participant's Vested Account balance, multiplied by the Enhancement Factor.

1.15 "**Enhancement Factor**" shall mean the factor listed on Appendix A by which the Vested Account balances for the Participants listed on Appendix A shall be multiplied.

1.16 "**Entry Date**" shall mean with respect to an Eligible Employee, the first day of the pay period following the date on which the Eligible Employee becomes a Participant.

1.17 "**ERISA**" shall mean the Employee Retirement Income Security Act of 1974, as it may be amended from time to time.

1.18 "**FICA Amount**" shall mean the Participant's share of the tax imposed on a Participant's Base Salary and Plan Sponsor Contributions, if any, under the Federal Insurance Contributions Act.

1.19 "**Participant**" shall mean (A) any Eligible Employee (i) who is selected to participate in this Plan, (ii) who elects to participate in this Plan by signing a Participation Agreement, (iii) who completes and signs certain Election Form(s) required by the Plan Administrator, and (iv) whose signed Election Form(s) are accepted by the Plan Administrator or (B) a former Eligible Employee who continues to be entitled to a benefit under this Plan. A spouse or former spouse of a Participant shall not be treated as a Participant in this Plan or have an Account balance under this Plan, even if he or she has an interest in the Participant's benefits under this Plan as a result of applicable law or property settlements resulting from legal separation or marital dissolution or divorce.

1.20 "**Participation Agreement**" shall mean the document executed by the Eligible Employee and Plan Administrator whereby the Eligible Employee agrees to participate in the Plan.

1.21 "**Permissible Payment Event**" shall mean one or more of the following events upon which payment may be made to a Participant or his or her Beneficiary under the terms of the Plan: (i) the Participant's Separation from Service, (ii) the Participant's death, (iii) the Participant's Disability, (iv) upon the occurrence of an Unforeseeable Emergency, or (v) a time or pursuant to a fixed schedule and/or retirement date specified under the Plan, within the meaning of Treasury Regulations Section 1.409A-3(a).

1.22 "**Plan**" shall mean The York Water Company Amended and Restated Deferred Compensation Plan, as set forth herein and amended from time to time.

1.23 "**Plan Administrator**" shall be the Board or its designee. A Participant in the Plan should not serve as a singular Plan Administrator. If a Participant is part of a group of Participants designated as a committee or Plan Administrator, then the Participant may not participate in any activity or decision relating solely to his or her individual benefits under the Plan; matters solely affecting the applicable Participant will be resolved by the remaining Plan Administrator members or by the Board.

1.24 "**Plan Sponsor**" shall mean The York Water Company, a corporation organized and existing under the laws of the Commonwealth of Pennsylvania.

1.25 "**Plan Sponsor Contribution**" shall mean the amount contributed to a Participant's Plan Sponsor Contribution Account pursuant to Section 3.1.

1.26 "**Plan Sponsor Contribution Account**" shall mean: (i) the sum of the Participant's Plan Sponsor Contribution amounts, plus (ii) amounts credited (net of amounts debited, which may result in an aggregate negative number) pursuant to Section 3.2.

1.27 "**Plan Year**" shall mean the twelve (12) month period beginning January 1 of each calendar year and continuing through December 31 of such calendar year.

1.28 "**Scheduled Withdrawal Account**" shall mean: (i) the sum of the Participant's Annual Deferral Amount(s) plus (ii) the sum of the Participant's Plan Sponsor Contribution Amount(s) plus (iii) amounts credited (net of amounts debited, which may result in an aggregate negative number)[,] less (iv) all distributions made to, or withdrawals by, the Participant or his or her Beneficiary, and tax withholding amounts which may have been deducted from the Scheduled Withdrawal Account(s).

1.29 "**Section 409A**" shall mean Section 409A of the Code and the Treasury Regulations or other authoritative guidance issued under that section.

1.30 "**Separation from Service**" shall mean a Participant's termination of active employment, whether voluntary or involuntary, other than by death, Disability, or leave of absence with the Plan Sponsor or Affiliate(s), within the meaning of Section 409A(a)(2)(A)(i) of the Code, and the Treasury Regulations thereto.

1.31 "**Separation From Service Account**" shall mean (i) the sum of the Participant Annual Deferral Amount(s) plus (ii) amounts credited (net of amounts debited, which may result in an aggregate negative number) pursuant to Section 3.2 less (iii) all distributions made to or withdrawals by the Participant or his or her Beneficiary that relate to the Participant's Separation From Service Account, and tax withholdings amounts deducted (if any) from the Participants' Separation From Service Account.

1.32 "**Specified Employee**" shall mean a key employee (as defined by Section 416(i) of the Code without regard to paragraph (5) thereof), and as further defined in Treasury Regulations Section 1.409A-(1)(i),) of the Plan Sponsor the stock of which is publicly traded on an established securities market or otherwise within the meaning of Section 409A(2)(B)(i). Notwithstanding other provisions of this Plan to the contrary, distributions by the Plan Sponsor to Specified Employees (if any) may not be made before the date which is six (6) months after the date of Separation from Service (or, if earlier, the date of death of the Specified Employee) within the meaning of Treasury Regulations Section 1.409A-3(g)(2). If payments to a Specified Employee are to be made in installments each installment payment to which a Specified Employee is entitled upon a Separation from Service will be delayed by six (6) months. A Participant meeting the definition of Specified Employee on December 31 or during a 12 month period ending December 31 will be treated as a Specified Employee for the 12 month period commencing the following April 1.

1.33 "**Treasury Regulations**" shall mean regulations promulgated by the Internal Revenue Service for the U.S. Department of the Treasury, either proposed, or permanent, and as may be amended from time to time.

1.34 "**Trust**" shall mean one or more grantor trusts, of which the Plan Sponsor is the grantor, within the meaning of subpart E, part I, subchapter J, subtitle A of the Code, to pay benefits under this Plan, that may be established in accordance with the terms of the Plan.

1.35 "**Unforeseeable Emergency**" shall mean a severe financial hardship of the Participant or Beneficiary resulting from an illness or accident of the Participant or Beneficiary, the Participant or Beneficiary's spouse, or the Participant or Beneficiary's dependent(s) (as defined in Section 152(a)) of the Code or loss of the Participant or Beneficiary's property due to casualty or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant or Beneficiary within the meaning of Section 409A.

1.36 "**Vested Account**" shall mean a Participant's Separation from Service Account balance plus Plan Sponsor Contribution Account balance vested in accordance with Section 4.1 below.

ARTICLE 2.
Selection, Enrollment, Eligibility

2.1 **Selection by Plan Sponsor**. Participation in this Plan shall be limited to a select group of management or highly compensated employees of the Plan Sponsor, as determined by the Plan Sponsor in its sole and absolute discretion. The initial group of Eligible Employees shall become Participants on the Effective Date of the Plan. Any individual selected by the Plan Administrator as an Eligible Employee after the Effective Date, shall become a Participant on the first Entry Date occurring on or after the date on which he or she becomes an Eligible Employee, provided that the Eligible Employee meets the enrollment requirements set forth in Section 2.3 below.

2.2 **Re-Employment**. If a Participant who incurs a Separation from Service with the Plan Sponsor or an Affiliate is subsequently re-employed, he or she may, at the sole and absolute discretion of the Plan Administrator, become a Participant in accordance with the provisions of above Section 2.1.

2.3 **Enrollment Requirements**. As a condition to participation in this Plan, each selected Eligible Employee shall complete, execute, and return to the Plan Administrator a Participation Agreement and Election Form within the time specified by the Plan Administrator, but in no event later than thirty (30) days following the date that an Eligible Employee is first selected by the Plan Sponsor to participate in the Plan in accordance with Section 2.1 above; provided, however, that any Base Salary deferral election shall be effective only with regard to Base Salary earned following submission of the Participation Agreement and Election Form to the Plan Administrator. In addition, the Plan Administrator shall establish such other enrollment requirements as it determines necessary or advisable. All elections to defer Base Salary with respect to a Plan Year shall be irrevocable, except as permitted under Section 5.5 below (Unforeseeable Emergency).

2.4 **Plan Aggregation Rules**. This Plan shall constitute an "account balance plan" as defined in Treasury Regulations Section 31.3121(v)(2)-1(c)(1)(ii)(A). For purposes of Section 409A, all amounts deferred by or on behalf of a Participant under this Plan shall be aggregated with deferred amounts under other "account balance plans" currently maintained or adopted in the future by the Plan Sponsor, and all amounts shall be treated as deferred under the rules governing a single plan.

2.5 **Termination of Participation**. If the Plan Administrator determines that a Participant who has not experienced a Separation from Service no longer qualifies as a member of a select group of management or highly compensated employees or that such a Participant's participation in the Plan could jeopardize the status of this Plan as "unfunded" and "maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees," the Plan Administrator shall have the right to terminate any deferral election the Participant has made for any Plan Year following the Plan Year in which the Participant is determined by the Plan Administrator to no longer qualify as a member of a select group of management or highly compensated employees but only to the extent such termination complies with the requirements of Section 409A, and/or to prevent the Participant from making future deferral elections and receiving Plan Sponsor Contribution Amounts under the Plan.

ARTICLE 3.
Contributions and Credits

3.1 **Plan Sponsor Discretionary Contributions**. The Plan Sponsor may make discretionary contributions to the Participant's Plan Sponsor Contribution Account as it may determine from time to time and may direct that such contributions be allocated to those Participants that it may select. The amount so credited to a Participant may be smaller or larger than the amount credited to any other Participant, and the amount credited to any Participant for a Plan Year may be zero. No Participant shall have a right to compel the Plan Sponsor to make a Plan Sponsor discretionary contribution under this Article and no Participant shall have the right to share in any such contribution for any Plan Year unless selected by the Plan Sponsor, in its sole and absolute discretion.

3.2 **Account Earnings**. From time to time, as appropriate, the Plan Sponsor will also credit the Participant's Plan Sponsor Contribution Account and the Participant's Separation from Service Account with interest on the existing credit balance at a rate determined at the sole discretion of the Plan Sponsor, said rate to **EQUAL THE DECEMBER 31 RATE OF MOODY'S AAA CORPORATE BOND YIELD FORECAST** for the first Plan Year and for all subsequent periods unless changed by the Plan Sponsor.

ARTICLE 4.
Vesting and Taxes

4.1 **Vesting of Benefits**.

(a) A Participant shall be 100% vested in his or her Plan Sponsor Contribution Account and any earnings on the Participant's Annual Deferral Amounts credited to the Participant's Separation from Service Account pursuant to Section 3.2, upon attaining the age of sixty (60).

(b) A Participant shall be 100% vested in his or her Annual Deferral Amounts credited to the Participant's Separation from Service Account (excluding any earnings credited pursuant to Section 3.2) at all times.

(c) Notwithstanding Section 4.1(a) above, a Participant shall be 100% vested in his or her Plan Sponsor Contribution Account and any earnings on the Participant's Annual Deferral Amounts credited to the Participant's Separation from Service Account pursuant to Section 3.2 if the Participant's employment is terminated by reason of his or her death or Disability.

(d) In the event the Participant's employment is terminated for Cause, no benefits of any kind will be due or payable under the terms of this Plan from amounts credited to a Participant's Plan Sponsor Contribution Account or any earnings on a Participant's Annual Deferral Amounts credited to the Participant's Separation from Service Account pursuant to Section 3.2, and all rights of the Participant, his or her designated Beneficiary, executors, or administrators, or any other person, to receive payments thereof shall be forfeited. This Section 4.1(d) shall apply to a Participant's Plan Sponsor Contribution Account and any earnings on the Participant's Annual Deferral Amounts credited to the Participant's Separation from Service Account pursuant to Section 3.2 whether or not such amounts are vested pursuant to Section 4.1(a) above.

4.2 **FICA, Withholding and Other Taxes**.

(a) **Plan Sponsor Contribution Amounts**. When a Participant becomes vested in his or her Plan Sponsor Contribution Amounts, the Plan Sponsor shall withhold from the Participant's Base Salary in a manner determined in the sole discretion of the Plan Sponsor, the FICA Amount and other employment taxes, as applicable, on such vested Plan Sponsor Contribution Account.

(b) **Distributions**. The Plan Sponsor, or trustee of the Trust, shall withhold from any payments made to a Participant or Beneficiary under this Plan all federal, state and local income, employment and other taxes required to be withheld by the Plan Sponsor that complies with applicable tax withholding requirements.

ARTICLE 5.
Permissible Payment Events, Changes in Time and Form of Payments, Method of Payments

5.1 **Payment Following Death While Actively Employed**. In the event of the Participant's death while actively employed, and provided that the Plan Sponsor is first provided a valid death certificate, the Participant's Beneficiary shall be paid the higher of (a) $150,000 or (b) the Participant's Vested Account balance (including gross up as set forth in Section 5.12 below) with payment being made in a single lump sum within ninety (90) days following the date of death of the Participant (without regard to whether the Participant was a Specified Employee) to the Participant's Beneficiary.

5.2 **Payment Following a Separation From Service**. A Participant shall be paid his or her Vested Account balance with payments being made or commencing within ninety (90) days following the Participant's Separation from Service. Notwithstanding the above, if the Participant is a Specified Employee, such payment shall instead be made or commence six (6) months after the Participant's Separation from Service. If a Participant Separates from Service prior to attaining age sixty (60), the Participant's Vested Account balance shall be paid in a lump sum. If a Participant Separates from Service on or after attaining age sixty (60), the Participant's Vested Account balance shall be distributed according to the form of payment set forth in Section 5.6(b) below.

5.3 **Payment Following Disability**. In the event of a Participant's Disability, the Participant shall be paid his or her Vested Account balance with payment or payments being made or commencing within ninety (90) days following the determination of a Participant's Disability. Amounts shall be distributed according to the form of payment set forth in Section 5.6(b) below.

5.4 **Payment Following Death After Receiving Payments**. In the event of the Participant's death after he or she begins receiving payments pursuant to the terms of the Plan, and provided that the Plan Sponsor is first provided a valid death certificate, the Participant's designated Beneficiary shall be paid the Participant's remaining Vested Account balance in a single lump sum within ninety (90) days following the date of death of the Participant (without regard to whether the Participant was treated as a Specified Employee).

5.5 **Payment in the Event of an Unforeseeable Emergency**. If the Participant experiences an Unforeseeable Emergency, the Participant may petition the Plan Administrator for payment of an amount that shall not exceed the lesser of: (i) the Participant's vested Account(s), or (ii) the amount reasonably needed to satisfy the Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the payment. A Participant may not receive such a payment to the extent that the Unforeseeable Emergency is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise, or (ii) by liquidation of the Participant's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship. If the Plan Administrator approves a Participant's petition for a payment then the Participant shall receive said payment, in lump sum, as soon as administratively feasible after such approval.

5.6 **Method of Payments**.

(a) **Cash**. All distributions under the Plan made under the Plan shall be made in cash.

(b) **Form of Payment**. Upon the occurrence of a Permissible Payment Event, the Account(s) shall be calculated as of the date of said event. Installment payments made after the first payment shall be paid on or about the applicable modal anniversary of the first payment date until all required installments have been paid. Except as otherwise stated in Sections 5.1, 5.2, 5.4 and 5.5 above, which provide for lump sum payments, the amount of each payment shall be determined in accordance with Section 5.12 below. Lump sum payment may not be elected by the Participant.

(c) **Lump Sum Payment of Minimum Account Balances**. Notwithstanding anything else contained herein to the contrary, if the Vested Account balance for a Participant at the due date of the first installment is ten thousand dollars ($10,000.00) or less, payment of the Account(s) shall be made instead in a lump sum on the due date of the first installment, and no installment payments shall be available.

5.7 **No Accelerations**. Notwithstanding anything in this Plan to the contrary, no change submitted on a Participant Election Form shall be accepted by the Plan Sponsor. The Plan Sponsor may, however, accelerate certain distributions under the Plan to the extent permitted under Section 409A as follows:

(a) **Domestic Relations Order**. The Plan will permit direct payment of a Participant's Vested Account balance to an individual other than a Participant as necessary to fulfill a domestic relations order, as defined in Section 414(p)(1)(B) of the Code.

(b) **Conflicts of Interest**. The Plan will permit such acceleration of the time or schedule of payment under the Plan as may be necessary to comply with a certificate of divesture.

(c) **De Minimis and Specified Amounts**. The Plan will permit the acceleration of the time or schedule of payment to a Participant, provided that (i) the payment accompanies the termination in the entirety of the Participant's interest in the Plan; (ii) the payment is made on or before the later of: (A) December 31 of the Plan Year in which occurs the Participant's Separation from Service from the Plan Sponsor, or (B) the date is 2 ½ months after the Participant's Separation from Service from the Plan Sponsor; and (iii) the payment is not greater than $10,000.

(d) **Payment of Employment Taxes**. The Plan will permit the acceleration of the time or schedule of a payment to pay the FICA Amount. Additionally, the Plan will permit the acceleration of the time or schedule of a payment to pay the income tax on wages imposed as a result of the payment of the FICA amount, and to pay the additional income tax on wages attributable to the pyramiding wages and taxes. However, the total payment under this acceleration provision will not exceed the aggregate of the FICA Amount, and the income tax withholding related to such FICA Amount in accordance with the requirement of Treasury Regulations Section 1.409A-3(j)(4)(vi).

(e) **Payment upon Income Inclusion under Section 409A**. The Plan will permit the acceleration of the time or schedule of a payment to a Participant at any time the Plan fails to meet the requirements of Section 409A. Such Payment may not exceed the amount required to be included in income as a result of the failure to comply with the requirements of Section 409A.

5.8 **Unsecured General Creditor Status of Participant**.

(a) Payment to the Participant or any Beneficiary hereunder shall be made from assets which shall continue, for all purposes, to be part of the general, unrestricted assets of the Plan Sponsor and no person shall have any interest in any such asset by virtue of any provision of this Plan. The Plan Sponsor's obligation hereunder shall be an unfunded and unsecured promise to pay money in the future. To the extent that any person acquires a right to receive payments from the Plan Sponsor under the provisions hereof, such right shall be no greater than the right of any unsecured general creditor of the Plan Sponsor and no such person shall have or acquire any legal or equitable right, interest or claim in or to any property or assets of the Plan Sponsor.

(b) In the event that the Plan Sponsor purchases an insurance policy or policies insuring the life of a Participant or employee, to allow the Plan Sponsor to recover or meet the cost of providing benefits, in whole or in part, hereunder, no Participant or Beneficiary shall have any rights whatsoever in said policy or the proceeds there from. The Plan Sponsor, or Trustee, shall be the primary owner and beneficiary of any such insurance policy or property and shall possess and may exercise all incidents of ownership therein.

(c) In the event that the Plan Sponsor purchases an insurance policy or policies on the life of a Participant as provided for above, then all of such policies shall be subject to the claims of the creditors of the Plan Sponsor.

(d) If the Plan Sponsor chooses to obtain insurance on the life of a Participant in connection with its obligations under this Plan, the Participant hereby agrees to take such physical examinations and to truthfully and completely supply such information as may be required by the Plan Sponsor or the insurance company designated by the Plan Sponsor.

5.9 **Facility of Payment**. If a distribution is to be made to a minor, or to a person who is otherwise incompetent, then the Plan Administrator may make such distribution: (i) to the legal guardian, or if none, to a parent of a minor payee with whom the payee maintains his or her residence, or (ii) to the conservator or administrator or, if none, to the person having custody of an incompetent payee. Any such distribution shall fully discharge the Plan Sponsor and the Plan Administrator from further liability on account thereof.

5.10 **Excise Tax Limitation**: In the event that any payment or benefit (within the meaning of Section 280G(b)(2) of the Code) to the Participant or for the Participant's benefit paid or payable or distributed or distributable (including, but not limited to, the acceleration of the time for the vesting or payment of such benefit or payment) pursuant to the terms of this Plan or otherwise in connection with, or arising out of, the Participant's employment with the Plan Sponsor or any of its Affiliates or a Change of Control within the meaning of Section 280G of the Code (a "Payment" or "Payments"), would be subject to the excise tax imposed by Section 4999 of the Code (the "Excise Tax"), then the Payments shall be reduced (but not below zero) but only to the extent necessary that no portion thereof shall be subject to the Excise Tax (the "Section 4999 Limit"). The Payments shall be reduced on a nondiscretionary basis in such a way as to minimize the reduction in the economic value deliverable to the Participant. Where more than one payment has the same value for this purpose and they are payable at different times they will be reduced on a pro rata basis.

5.11 **Delay in Payment by Plan Sponsor**. In the case of payments by the Plan Sponsor to a Participant or Participant's Beneficiary, the deduction for which would be limited or eliminated by the application of Section 162(m) of the Code, payments that would otherwise violate securities laws, or payments that would violate loan covenants or other contractual terms to which the Participant is a party, and where such a violation would result in material harm to the Plan Sponsor, said payments may be delayed. In the case of deduction limitations imposed by Section 162(m) of the Code, payment will be deferred until the earlier of (i) a date in the first year in which the Plan Sponsor reasonably anticipates that a payment of such amount would not result in a limitation under 162(m) or (ii) the year in which the Participant Separates from Service. Payments delayed for other permissible reasons must be made in the first calendar year in which the Plan Sponsor reasonably anticipates that the payment would not violate the loan contractual terms, the violation would not result in material harm to the Plan Sponsor, or the payment would not result in a violation of Federal securities law or other applicable laws.

5.12 **Permissible Payment Event Calculation**. The Plan Sponsor agrees that in determining the benefits payable under Articles 5.1 through 5.5 above, that the amount of each monthly payment actually made to the Participant or his or her Beneficiary will be determined by dividing his or her Scheduled Withdrawal Account balance (or Enhanced Benefit described in Section 5.13 below) prior to the first payment by 120 and then increasing the amount by the amount of federal and state income tax saved by the Plan Sponsor (if any) when making each payment. The savings will be calculated based on the marginal federal and state income tax bracket for the Plan Sponsor.

Example:	Scheduled Withdrawal Account Value at age 65 = $100,000.00. Corporate Marginal Tax Rate is 0.4059.
Step 1:	Determine Tax Savings Multiplier (1 minus Tax Bracket %, or 1-.4059 = .5941)
Step 2:	Calculate Actual Benefit To Be Paid (Divide Account Value by the Tax Savings Multiplier, or $100,000 divided by .5941 = $168,321.84)
Step 3:	Actual Benefit to be paid each year: $168,321.84/10 years =$16,832.28
Step 4:	Actual Benefit to be paid each month: $168,321.84/120 = $1,402.68

5.13 **Enhanced Benefit**. Notwithstanding anything to the contrary in this Article 5, Participants listed on Appendix A shall be entitled to the Enhanced Benefit, which shall be payable at the time and in the forms indicated in Sections 5.1 through 5.7, and Section 5.12, as applicable.

ARTICLE 6.
Beneficiary Designation

6.1 **Designation of Beneficiaries**.

(a) Each Participant may designate any person or persons (who may be named contingently or successively) to receive any benefits payable under the Plan upon the

Participant's death, and the designation may be changed from time to time by the Participant by filing a new designation. Each designation will revoke all prior designations by the same Participant, shall be in the form prescribed by the Plan Administrator, and shall be effective only when filed in writing with the Plan Administrator during the Participant's lifetime.

(b) In the absence of a valid Beneficiary designation, or if, at the time any benefit payment is due to a Beneficiary, there is no living Beneficiary validly named by the Participant, the Plan Sponsor shall pay the benefit payment to the Participant's spouse, if then living, and if the spouse is not then living to the Participant's then living descendants, if any, per stirpes, and if there are no living descendants, to the Participant's estate. In determining the existence or identity of anyone entitled to a benefit payment, the Plan Sponsor may rely conclusively upon information supplied by the Participant's personal representative, executor or administrator.

(c) If a question arises as to the existence or identity of anyone entitled to receive a death benefit payment under the Plan, or if a dispute arises with respect to any death benefit payment under the Plan, the Plan Sponsor may distribute the payment to the Participant's estate without liability for any tax or other consequences, or may take any other action which the Plan Sponsor deems to be appropriate.

6.2 **Information to be Furnished by Participants and Beneficiaries; Inability to Locate Participants or Beneficiaries**. Any communication, statement or notice addressed to a Participant or to a Beneficiary at his or her last post office address as shown on the Plan Sponsor's records shall be binding on the Participant or Beneficiary for all purposes of this Plan. The Plan Sponsor shall not be obligated to search for any Participant or Beneficiary beyond the sending of a registered letter to the last known address.

ARTICLE 7.
Termination, Amendment or Modification

7.1 **Plan Termination**. The Plan Sponsor reserves the right to terminate the Plan in accordance with one of the following, subject to the restrictions imposed by Section 409A:

(a) **Corporate Dissolution or Bankruptcy**. Distributions will be made if the Plan is terminated within twelve (12) months of a corporate dissolution taxed under Section 331 of the Code, or with the approval of a bankruptcy court pursuant to 11 U.S.C. Section 503(b)(1)(A), provided that the amounts deferred under the Plan are included in the Participant's gross income in the latest of:

(i) The calendar year in which the Plan termination occurs;

(ii) The calendar year in which the amount is no longer subject to a substantial risk of forfeiture; or

(iii) The first calendar year in which the payment is administratively practicable.

(b) **Discretionary Termination**. The Plan Sponsor may also terminate the Plan and make distributions provided that:

(i) All plans sponsored by the Plan Sponsor that would be aggregated with any terminated arrangements under Treasury Regulations Section 1.409A-1(c) are terminated;

(ii) No payments other than payments that would be payable under the terms of the Plan if the termination had not occurred are made within twelve (12) months of the Plan termination;

(iii) All payments are made within twenty-four (24) months of the Plan termination;

(iv) Termination of the Plan does not occur proximate to a downturn in the financial health of the Plan Sponsor; and

(v) The Plan Sponsor does not adopt a new plan that would be aggregated with any terminated plan if the same Participant participated in both arrangements, at any time within three (3) years following the date of termination of the Plan.

The Plan Sponsor also reserves the right to suspend the operation of the Plan for a fixed or indeterminate period of time.

(c) [Change in Control. The Plan Sponsor may also terminate the Plan and make distributions provided that:

(i) All plans sponsored by the Plan Sponsor that would be aggregated with any terminated arrangements under Treasury Regulations Section 1.409A-1(c) are liquidated and terminated;

(ii) The Plan is terminated within thirty (30) days preceding or twelve (12) months following a change in control that constitutes a "change in control event" within the meaning of such term under Treasury Regulations Section 1.409A-3(i)(5); and

(iii) Participants receive all amounts of deferred compensation from the plans identified in Section 7.1(c)(i) above within twelve (12) months of the date the Plan Sponsor takes all steps to terminate and liquidate the plans identified in Section 7.1(c)(i) above.]

7.2 **Amendment**. The Plan Sponsor may, at any time, amend or modify this Plan in whole or in part; provided, however, that, except to the extent necessary to bring the Plan into compliance with Section 409A: (i) no amendment or modification shall be effective to decrease the value or vested percentage of a Participant's Account(s), in existence at the time an amendment or modification is made, and (ii) no amendment or modification shall materially and adversely affect the Participant's rights to be credited with additional amounts on such

Account(s), or otherwise materially and adversely affect the Participant's rights with respect to such Account(s). The amendment or modification of this Plan shall have no effect on any Participant or Beneficiary who has become entitled to the payment of benefits under this Plan as of the date of the amendment or modification.

ARTICLE 8.
Administration

8.1 **Plan Administrator Duties**. The Plan Administrator shall be responsible for the management, operation and administration of the Plan. The Plan Administrator shall act at meetings by affirmative vote of a majority of its members. Any action permitted to be taken at a meeting may be taken without a meeting if, prior to such action, a unanimous written consent to the action is signed by all members and such written consent is filed with the minutes of the proceedings of the Plan Administrator. A member shall not vote or act upon any matter which relates solely to himself or herself as a Participant. The Chair or any other member or members of the Plan Administrator designated by the Chair may execute any certificate or other written direction on behalf of the Plan Administrator. When making a determination or calculation, the Plan Administrator shall be entitled to rely on information furnished by a Participant or the Plan Sponsor. No provision of this Plan shall be construed as imposing on the Plan Administrator any fiduciary duty under ERISA or other law, or any duty similar to any fiduciary duty under ERISA or other law.

8.2 **Plan Administrator Authority**. The Plan Administrator shall enforce this Plan in accordance with its terms, shall be charged with the general administration of this Plan, and shall have all powers necessary to accomplish its purposes, including, but not by way of limitation, the following:

(a) To construe and interpret the terms and provisions of this Plan;

(b) To compute and certify the amount and kind of benefits payable to Participants and their Beneficiaries; to determine the time and manner in which such benefits are paid; and to determine the amount of any withholding taxes to be deducted;

(c) To maintain all records that may be necessary for the administration of this Plan;

(d) To provide for the disclosure of all information and the filing or provision of all reports and statements to Participants, Beneficiaries or governmental agencies as shall be required by law;

(e) To make and publish such rules for the regulation of this Plan and procedures for the administration of this Plan as are not inconsistent with the terms hereof;

(f) To administer this Plan's claims procedures;

(g) To approve election forms and procedures for use under this Plan; and

(h) To appoint a plan record keeper or any other agent, and to delegate to them such powers and duties in connection with the administration of this Plan as the Plan Administrator may from time to time prescribe.

8.3 **Binding Effect of Decision**. The decision or action of the Plan Administrator with respect to any question arising out of or in connection with the administration, interpretation and application of this Plan and the rules and regulations promulgated hereunder shall be final and conclusive and binding upon all persons having any interest in this Plan.

8.4 **Compensation, Expenses and Indemnity**. The Plan Administrator shall serve without compensation for services rendered hereunder. The Plan Administrator is authorized at the expense of the Plan Sponsor to employ such legal counsel and/or Plan record keeper as it may deem advisable to assist in the performance of its duties hereunder. Expense and fees in connection with the administration of this Plan shall be paid by the Plan Sponsor.

8.5 **Plan Sponsor Information**. To enable the Plan Administrator to perform its functions, the Plan Sponsor shall supply full and timely information to the Plan Administrator, on all matters relating to the Base Salary of its Participants, the date and circumstances of the Disability, death, or Separation from Service of its employees who are Participants, and such other pertinent information as the Plan Administrator may reasonably require.

8.6 **Periodic Statements**. Under procedures established by the Plan Administrator, a Participant shall be provided a statement of account on an annual basis (or more frequently as the Plan Administrator shall determine) with respect to such Participant's Accounts.

ARTICLE 9.
Claims Procedures

9.1 **Claims Procedure**. This Article is based on final regulations issued by the Department of Labor and published in the Federal Register on November 21, 2000 and codified in Section 2560.503-1 of the Department of Labor Regulations. If any provision of this Article conflicts with the requirements of those regulations, the requirements of those regulations will prevail.

(a) **Claim**. A Participant or Beneficiary (hereinafter referred to as a "Claimant") who believes he or she is entitled to any Plan benefit under this Plan may file a claim with the Plan Administrator. The Plan Administrator shall review the claim itself or appoint an individual or entity to review the claim.

(b) **Claim Decision**. The Claimant shall be notified within ninety (90) days after the claim is filed whether the claim is allowed or denied (forty-five (45) days in the case of a claim involving Disability benefits), unless, for claims not involving Disability benefits, the Claimant receives written notice from the Plan Administrator or appointee of the Plan Administrator prior to the end of the ninety (90) day period stating that special circumstances require an extension of the time for decision. Such extension is not to extend beyond the day which is one hundred eighty (180) days after the day the claim is filed. In the case of a claim involving Disability benefits, the Plan Administrator will notify the Claimant within the initial forty-five (45) day period that the Plan

Administrator needs up to an additional thirty (30) days to review the Claimant's claim. If the Plan Administrator determines that the additional thirty (30) day period is not sufficient and that additional time is necessary to review the Claimant's claim for Disability benefits, the Plan Administrator may notify the Claimant of an additional thirty (30) day extension. If the Plan Administrator denies the claim, it must provide to the Claimant, in writing or by electronic communication:

(i) The specific reasons for such denial;

(ii) Specific reference to pertinent provisions of this Plan on which such denial is based;

(iii) A description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary;

(iv) In the case of any claim involving Disability benefits, a copy of any internal rule, guideline, protocol, or other similar criterion relied upon in making the initial determination or a statement that such a rule, guideline, protocol, or other criterion was relied upon in making the determination and that a copy of such rule will be provided to the Claimant free of charge at the Claimant's request; and

(v) A description of the Plan's appeal procedures and the time limits applicable to such procedures, including a statement of the Claimant's right to bring a civil action under Section 502(a) of ERISA following a denial of the appeal of the denial of the benefits claim.

(c) **Review Procedures**. A request for review of a denied claim must be made in writing to the Plan Administrator within sixty (60) days after receiving notice of denial (one hundred eighty (180) days in the case of a claim involving Disability benefits). The decision upon review will be made within sixty (60) days after the Plan Administrator's receipt of a request for review (forty-five (45) days in the case of a claim involving Disability benefits), unless special circumstances require an extension of time for processing, in which case a decision will be rendered not later than one hundred twenty (120) days after receipt of a request for review (ninety (90) days in the case of a claim for Disability benefits). A notice of such an extension must be provided to the Claimant within the initial sixty (60) day period (the initial forty-five (45) day period in the case of a claim for Disability benefits) and must explain the special circumstances and provide an expected date of decision. The reviewer shall afford the Claimant an opportunity to review and receive, without charge, all relevant documents, information and records and to submit issues and comments in writing to the Plan Administrator. The reviewer shall take into account all comments, documents, records and other information submitted by the Claimant relating to the claim regardless of whether the information was submitted or considered in the benefit determination. Upon completion of its review of an adverse initial claim determination, the Plan Administrator will give the Claimant, in writing or by electronic notification, a notice containing:

(i) its decision;

(ii) the specific reasons for the decision;

(iii) the relevant Plan provisions on which its decision is based;

(iv) a statement that the Claimant is entitled to receive, upon request and without charge, reasonable access to, and copies of, all documents, records and other information in the Plan's files which is relevant to the Claimant's claim for benefit;

(v) a statement describing the Claimant's right to bring an action for judicial review under Section 502(a) of ERISA; and

(vi) In the case of any claim involving Disability benefits, a copy of any internal rule, guideline, protocol, or other similar criterion that was relied upon in making the adverse determination on review or a statement that a copy of the rule, guideline, protocol or other similar criterion was relied upon in making the adverse determination on review and that a copy of such rule, guideline, protocol, or similar criterion will be provided without charge to the Claimant upon request.

Unless a Claimant voluntarily avails himself or herself of the procedures set forth in Section 9.2 below, all interpretations, determinations and decisions of the Plan Administrator in respect of any claim shall be made in its sole discretion based on the applicable Plan documents and shall be final, conclusive and binding on all parties.

(d) **Calculation of Time Periods**. For purposes of the time periods specified in this Article, the period of time during which a benefit determination is required to be made begins at the time a claim is filed in accordance with the Plan procedures without regard to whether all the information necessary to make a decision accompanies the claim. If a period of time is extended due to a Claimant's failure to submit all information necessary, the period for making the determination shall be tolled from the date the notification is sent to the Claimant until the date the Claimant responds.

(e) **Failure of Plan to Follow Procedures**. If the Plan fails to follow the claims procedure required by this Article, a Claimant shall be entitled to pursue any available remedy under Section 502(a) of ERISA on the basis that the Plan has failed to provide reasonable claims procedure that would yield a decision on the merits of the claim.

(f) **Failure of Claimant to Follow Procedures**. A Claimant's compliance with the foregoing provisions of this Article is a mandatory prerequisite to the Claimant's right to commence any legal action with respect to any claim for benefits under the Plan.

9.2 **Arbitration of Claims**. Instead of pursuing his or her claim in court, a Participant may voluntarily agree that all claims or controversies arising out of or in connection with this Plan shall, subject to the initial review provided for in the foregoing provisions of this

Article, be resolved through arbitration as provided in this Article. Except as otherwise provided or by mutual agreement of the parties, any arbitration shall be administered under and by the Judicial Arbitration & Mediation Services, Inc. ("JAMS"), in accordance with the JAMS procedure then in effect. The arbitration shall be held in the JAMS office nearest to where the Claimant is or was last employed by the Plan Sponsor or at a mutually agreeable location. The prevailing party in the arbitration shall have the right to recover its reasonable attorney's fees, disbursements and costs of the arbitration (including enforcement of the arbitration decision), subject to any contrary determination by the arbitrator. If the Claimant voluntarily avails himself or herself of the procedures set forth in this Section 9.2, all determinations of the arbitrators in respect of any claim shall be final, conclusive and binding on all parties.

ARTICLE 10.
The Trust

10.1 **Establishment of Trust**. The Plan Sponsor may establish a Trust. If the Plan Sponsor establishes a Trust, all benefits payable under this Plan to a Participant shall be paid directly by the Plan Sponsor from the Trust. To the extent such benefits are not paid from the Trust, the benefits shall be paid from the general assets of the Plan Sponsor. The Trust, if any, shall be an irrevocable grantor trust which conforms to the terms of the model trust as described in IRS Revenue Procedure 92-64, I.R.B. 1992-33. If the Plan Sponsor establishes a Trust, the assets of the Trust will be subject to the claims of the Plan Sponsor's creditors in the event of its insolvency. Except as may otherwise be provided under the Trust, the Plan Sponsor shall not be obligated to set aside, earmark or escrow any funds or other assets to satisfy its obligations under this Plan, and the Participant and/or his or her designated Beneficiaries shall not have any property interest in any specific assets of the Plan Sponsor other than the unsecured right to receive payments from the Plan Sponsor, as provided in this Plan.

10.2 **Interrelationship of the Plan and the Trust**. The provisions of the Plan shall govern the rights of a Participant to receive distributions pursuant to the Plan. The provisions of the Trust (if established) shall govern the rights of the Participant and the creditors of the Plan Sponsor to the assets transferred to the Trust. Each shall at all times remain liable to carry out its obligations under the Plan. The Plan Sponsor's obligations under the Plan may be satisfied with Trust assets distributed pursuant to the terms of the Trust.

10.3 **Contribution to the Trust**. Amounts may be contributed by the Plan Sponsor to the Trust at the sole discretion of the Plan Sponsor.

ARTICLE 11.
Miscellaneous

11.1 **Validity**. In case any provision of this Plan shall be illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining parts hereof, but this Plan shall be construed and enforced as if such illegal or invalid provision had never been inserted herein. To the extent any provision of the Plan is determined by the Plan Administrator (acting in good faith), the Internal Revenue Service, the United States Department of the Treasury or a court of competent jurisdiction to fail to comply with Section 409A with respect to any Participant or

Participants, such provision shall have no force or effect with respect to such Participant or Participants.

11.2 **Nonassignability**. Neither a Participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt, the amounts, if any, payable hereunder, or any part hereof, which are, and all rights to which are expressly declared to be, unassignable and non-transferable. No part of the amounts payable shall, prior to actual payment, be subject to seizure, attachment, garnishment (except to the extent the Plan Sponsor may be required to garnish amounts from payments due under this Plan pursuant to applicable law) or sequestration for the payment of any debts, judgments, alimony or separate maintenance owed by a Participant or any other person, be transferable by operation of law in the event of a Participants' or any other persons' bankruptcy or insolvency or be transferable to a spouse as a result of a property settlement or otherwise. If any Participant, Beneficiary or successor in interest is adjudicated bankrupt or purports to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber transfer, hypothecate, alienate or convey in advance of actual receipt, the amount, if any, payable hereunder, or any part thereof, the Plan Administrator, in its discretion, may cancel such distribution or payment (or any part thereof) to or for the benefit of such Participant, Beneficiary or successor in interest in such manner as the Plan Administrator shall direct.

11.3 **Not a Contract of Employment**. The terms and conditions of this Plan shall not be deemed to constitute a contract of employment between the Plan Sponsor and the Participant. Nothing in this Plan shall be deemed to give a Participant the right to be retained in the service of the Plan Sponsor as an employee or to interfere with the right of the Plan Sponsor to discipline or discharge the Participant at any time.

11.4 **Governing Law**. Subject to ERISA, the provisions of this Plan shall be construed and interpreted according to the internal laws of the Commonwealth of Pennsylvania, without regard to its conflicts of laws principles.

11.5 **Notice**. Any notice, consent or demand required or permitted to be given under the provisions of this Plan shall be in writing and shall be signed by the party giving or making the same. If such notice, consent or demand is mailed, it shall be sent by United States certified mail, postage prepaid, addressed to the addressee's last known address as shown on the records of the Plan Sponsor. The date of such mailing shall be deemed the date of notice consent or demand. Any person may change the address to which notice is to be sent by giving notice of the change of address in the manner aforesaid.

11.6 **Coordination with Other Benefits**. The benefits provided for a Participant and Participant's Beneficiary under the Plan are in addition to any other benefits available to such Participant under any other plan or program for Employees of the Plan Sponsor. The Plan shall supplement and shall not supersede, modify or amend any other such plan or program except as may otherwise be expressly provided.

11.7 **Compliance**. A Participant shall have no right to receive payment with respect to the Participant's Account balance until all legal and contractual obligations of the Plan Sponsor relating to establishment of the Plan and the making of such payments shall have been complied with in full.

11.8 **Successor Company**. The Plan will be continued after a sale of assets of the Plan Sponsor, or a merger or consolidation of the Plan Sponsor into another corporation or entity.

11.9 **Section 409A Compliance**. The Plan is intended to comply with the applicable requirements of Section 409A, and shall be administered in accordance with Section 409A to the extent Section 409A applies to the Plan. Notwithstanding anything in the Plan to the contrary, distributions from the Plan may only be made in a manner, and upon an event, permitted by Section 409A. If a payment is not made by the designated payment date under the Plan, the payment shall be made by December 31 of the calendar year in which the designated payment date occurs. Each installment payment shall be treated as a separate payment for purposes of Section 409A. To the extent that any provision of the Plan would cause a conflict with the applicable requirements of Section 409A, or would cause the administration of the Plan to fail to satisfy the applicable requirements of Section 409A, such provision shall be deemed null and void. In no event shall a Participant, directly or indirectly, designate the calendar year of payment. Notwithstanding anything in the Plan to the contrary, this Plan may be amended by the Plan Sponsor at any time, retroactively if required, to the extent required to conform the Plan to Section 409A. No election made by a Participant hereunder, and no change made by a Participant to a previous election shall be accepted by the Plan Sponsor if the Plan Sponsor determines that acceptance of such election or change could violate any of the requirements of Section 409A, resulting in early taxation and penalties.

[Signature Page Follows]

IN WITNESS WHEREOF, the Plan Sponsor has signed this Plan document as of ______________________________, 20___.

ATTEST/WITNESS	**For: Participant**
______________________________ (Signature)	______________________________ (Signature)
______________________________ (Print Name)	______________________________ (Print Name)
	______________________________ (Title)
	______________________________ (Date)
ATTEST/WITNESS	**For: The York Water Company**
______________________________ (Signature)	______________________________ (Signature)
______________________________ (Print Name)	______________________________ (Print Name)
	______________________________ (Title)
	______________________________ (Date)

APPENDIX A

Employee	Enhancement Factor
Jeffrey Hines	1.110

PLAN ENROLLMENT KIT

for the

The York Water Company

Deferred Compensation Plan

Contents:

Participant Data

Participation Agreement

Plan Year Initial Enrollment Form

PLEASE COMPLETE EACH FORM INCLUDED IN THIS KIT. PLEASE PRINT IN INK. UPON COMPLETION OF THIS PLAN ENROLLMENT KIT, PLEASE REVIEW TO ENSURE THAT EACH FORM IS COMPLETELY FILLED OUT AND THAT YOU HAVE SIGNED WHERE APPLICABLE.

RETURN ALL FORMS TO YOUR PLAN ADMINISTRATOR

The York Water Company

Deferred Compensation Plan

PARTICIPANT DATA

INSTRUCTIONS: **Please complete all information below.**

(Please print)

____

Last Name First Name Middle Initial

____

Address City State Zip Code

_______________________ _______________________

Date of Birth (mm/dd/yyyy) Date of Hire (mm/dd/yyyy)

The York Water Company

"AMENDED AND RESTATED DEFERRED COMPENSATION PLAN"

PARTICIPATION AGREEMENT

(Please print)

Last Name First Name Middle Initial

The Plan Sponsor and the Plan Administrator designate the above named Eligible Employee as a Plan Participant. All capitalized terms used herein are defined in the The York Water Company Amended and Restated Deferred Compensation Plan.

In consideration of his or her designation as a Participant, the undersigned Eligible Employee hereby agrees and acknowledges as follows:

1. **I have received** a copy of The York Water Company Amended and Restated Deferred Compensation Plan, as currently in effect.

2. **I agree** to be bound by all of the terms and conditions of the Plan, including the determinations of the Plan Administrator, and to perform any and all acts required by me hereunder.

3. **I have the right** to designate the Beneficiary or Beneficiaries, and thereafter to change the Beneficiary or Beneficiaries, of any death benefit payable under the Plan, by completing and delivering to the Plan Administrator a form designating his or her Beneficiary.

4. **I understand** that the Plan may have to be amended to comply with Section 409A, and I hereby agree to execute any documents necessary to make such amendments.

5. **I understand** that my participation in the Plan can have tax and financial consequences for my Beneficiaries and me. I have had the opportunity to consult with my own tax, financial and legal advisors before deciding to participate in the Plan.

6. **I understand** that my Plan benefits are subject to the claims of my Plan Sponsor's creditors should my Plan Sponsor become bankrupt or insolvent.

7. **I understand** that the Plan Sponsor Contributions (if any) shall vest based on Article 4.1 of the Plan.

8. **I understand** that the Plan Agreement and any accompanying forms shall be interpreted in accordance with, and incorporate the terms and conditions required by Section 409A. I further understand that the Plan Administrator may, in its discretion, adopt such amendments to the Plan and any accompanying forms or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Plan Administrator determines are necessary or appropriate to comply with the requirements of Section 409A. Finally, I understand that the time or form of distributions that I may be allowed to elect (if any) may not be accelerated except as otherwise permitted by Section 409A.

AGREED AND ACCEPTED BY THE PARTICIPANT

Signature of Participant Date

AGREED AND ACCEPTED BY THE PLAN SPONSOR

For the Plan Sponsor Date

The York Water Company

Deferred Compensation Plan

ENROLLMENT FORM

(Please print)

____

Last Name First Name Middle Initial

SECTION I: DEFERRAL ELECTIONS

I hereby elect to defer my Base Salary as indicated below. I understand that this deferral election is subject to all of the applicable terms of the Plan, including the requirement that I may not change my election once made for the current Plan Year. I further understand that I am obligated to continue this deduction for eight (8) years. All capitalized terms used herein are defined in the The York Water Company Amended and Restated Deferred Compensation Plan, unless otherwise indicated by the context.

☐ ***I elect to defer Base Salary for the period indicate above.***

Base Salary deferral: _______% (2.5.% ______ *OR* 5.0% _______)

SECTION II: BENEFICIARY DESIGNATION

I designate the Beneficiary(ies) below to receive any benefits payable under this Plan on account of my death:

PRIMARY BENEFICIARY(IES):

Name	Percentage of Benefits	Relationship to Participant	Social Security Number

CONTINGENT BENEFICIARY(IES) *(Will receive indicated portions of my Vested Account balance if no primary Beneficiaries survive the Participant.)*

Name	Percentage of Benefits	Relationship to Participant	Social Security Number

AGREED AND ACCEPTED BY THE PARTICIPANT

______________________________ ______________

Signature of Participant Date

AGREED AND ACCEPTED BY THE PLAN SPONSOR

______________________________ ______________

For the Plan Sponsor Date

Schedule 10.21

Name	Enhancement Factor
Jeffrey R. Hines	1.110
Kathleen M. Miller	-
Vernon L. Bracey	-
Bruce C. McIntosh	-

EXHIBIT 13

THE YORK WATER COMPANY
2008 ANNUAL REPORT TO SHAREHOLDERS

The York Water Company's 2008 Annual Report to Shareholders is attached hereto.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The York Water Company
York, Pennsylvania

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-59072 and 033-81246) and Form S-8 (Nos. 333-29021 and 033-26180) of The York Water Company of our reports dated March 11, 2009, relating to the financial statements, and the effectiveness of The York Water Company's internal control over financial reporting, which appear in the Annual Report to Stockholders, which is incorporated by reference in this Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated March 11, 2009 relating to the financial statement schedule, which appears in this Form 10-K.

Beard Miller Company LLP

Beard Miller Company LLP
York, Pennsylvania
March 11, 2009

EXHIBIT 31.1
CERTIFICATIONS

I, Jeffrey R. Hines, certify that:

1. I have reviewed this report on Form 10-K of The York Water Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2009

Jeffrey R. Hines
President and CEO

EXHIBIT 31.2
CERTIFICATIONS

I, Kathleen M. Miller, certify that:

1. I have reviewed this report on Form 10-K of The York Water Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 11, 2009

Kathleen M. Miller
Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The York Water Company on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey R. Hines, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

THE YORK WATER COMPANY

Jeffrey R. Hines
Chief Executive Officer

Date: March 11, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The York Water Company on Form 10-K for the period ending December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kathleen M. Miller, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

THE YORK WATER COMPANY

Kathleen M. Miller
Kathleen M. Miller
Chief Financial Officer

Date: March 11, 2009